
SEC MAIL PROCESSING
RECEIVED
APR 1 2 2007
WASH, D.C.
209
SECTION

BIG LOTS!

2006 Annual Report


07050715



About Our Company

Headquartered in Columbus, Ohio, Big Lots (NYSE: BIG) is a Fortune 500 company with over 1,350 stores nationwide. For more than three decades, we've delighted our customers with a vibrant mix of exciting brands, unique products, and closeout prices. Big Lots offers new merchandise every week at substantial savings over traditional discount retailers, on average 20 to 40 percent less. Shoppers love our unexpected deals. We also carry attractive, affordable furniture, home furnishings, seasonal merchandise, and hundreds of everyday items consumers want and need. Through excellent relationships with manufacturers, high-volume purchases, and strict expense control, we pass tremendous savings on to our customers.

Steven S. Fishman
Chairman, CEO, and President

Financial Highlights (Unaudited Results)

($ in thousands, except per share amounts and sales per selling square foot)	2006	2005	2004
		Fiscal Year	
Earnings Data *(a)*			
Net sales	$ 4,743,048	$ 4,429,905	$ 4,149,252
Net sales increase	7.1%	6.8%	5.2%
Income from continuing operations	$ 112,618	$ 15,725	$ 31,432
Income from continuing operations increase (decrease)	616.2%	(50.0)%	(61.2)%
Income from continuing operations per share - diluted	$ 1.01	$ 0.14	$ 0.27
Income from continuing operations per share - diluted increase (decrease)	621.4%	(48.1)%	(60.3)%
Average diluted common shares outstanding	111,930	113,677	114,801
Gross margin - % of net sales	39.9%	39.1%	40.7%
Selling and administrative expenses - % of net sales	34.2%	36.0%	36.6%
Depreciation expense - % of net sales	2.1%	2.5%	2.4%
Operating profit - % of net sales	3.5%	0.6%	1.7%
Net interest expense (income) - % of net sales	(0.1)%	0.1%	0.6%
Income from continuing operations - % of net sales	2.4%	0.4%	0.8%
Balance Sheet Data and Financial Ratios			
Cash equivalents and short-term investments	$ 269,430	$ -	$ -
Inventories	758,185	836,092	895,016
Property and equipment - net	505,647	584,083	648,741
Total assets	1,720,526	1,625,497	1,733,584
Long-term obligations	-	5,500	159,200
Shareholders' equity	1,129,703	1,078,724	1,075,490
Working capital	$ 674,815	$ 557,231	$ 622,269
Current ratio	2.4	2.3	2.5
Inventory turnover *(a)*	3.4	3.0	2.8
Long-term obligations to total capitalization	0.0%	0.5%	12.9%
Return on assets - continuing operations *(a)*	6.7%	0.9%	1.8%
Return on shareholders' equity - continuing operations *(a)*	10.2%	1.5%	2.9%
Cash Flow Data *(a)*			
Cash provided by operating activities *(b)*	$ 381,477	$ 212,965	$ 71,261
Cash used in investing activities *(c)*	(30,421)	(66,702)	(127,756)
Cash flow *(d)*	$ 351,056	$ 146,263	$ (56,495)
Store Data			
Stores open at end of the fiscal year	1,375	1,401	1,502
Gross square footage (000's)	40,770	41,413	42,975
Selling square footage (000's)	29,376	29,856	30,943
Increase (decrease) in selling square footage	(1.6)%	(3.5)%	6.6%
Average selling square footage per store	21,364	21,310	20,601
Other Sales Data			
Comparable store sales growth	4.6%	1.8%	0.0%
Average sales per store *(a)*	$ 3,377	$ 3,028	$ 2,951
Sales per selling square foot *(a)*	$ 158	$ 146	$ 144



$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
0.27
0.14
1.01
04
05
06

Income from continuing operations per share - diluted *(a)*



4.0%
3.0%
2.0%
1.0%
0.0%
1.7
0.6
3.5
04
05
06

Operating profit - % of net sales *(a)*



3.6
3.2
2.8
2.4
2.0
2.8
3.0
3.4
04
05
06

Inventory turnover *(a)*



$400,000
$300,000
$200,000
$100,000
$0
($100,000)
(56,495)
146,263
351,056
04
05
06

Cash flow *(a)(d)*

(a) The results for fiscal year 2006 include 53 weeks, while the results for fiscal years 2005 and 2004 include 52 weeks.
(b) Includes depreciation and amortization of $95,613, $114,617, and $101,917, respectively for fiscal years 2006, 2005, and 2004.
(c) Includes capital expenditures of $35,878, $68,503, and $135,291, respectively for fiscal years 2006, 2005, and 2004.
(d) Cash flow is calculated as cash provided by operating activities less cash used in investing activities.

We made Big Lots a STRONGER company in 2006.

Dear Shareholders:

Quarter by quarter, we improved our execution and surpassed our financial goals. We increased comp store sales, strengthened our balance sheet, and reinvested in our business. The bottom line: We made more money in 2006 than we have in any single year since 1997 and generated more cash than any single year in company history.



Steven S. Fishman Chairman, CEO, and President

Our success is more than coincidence. These achievements are the early results of a strategy I outlined in my last letter called WIN, or What's Important Now. WIN is focused on three key areas of the business: *merchandising, operating expenses,* and *real estate.* The strategy has involved three phases: *discovery, testing,* and *execution.* We completed discovery in 2005, and at that time we made some difficult decisions in rightsizing our company and lowering our inventory levels. We said 2006 would be about testing and learning. And I firmly believe our learnings from the year will help fuel our growth well into the future. Let me give you a brief progress report:

We learned that the majority of our customers are treasure hunters who are looking for great value, and we have a tremendous opportunity to capture more of their wallet or weekly spend.

We learned that if we deliver a great assortment of branded closeout products, our customers are not inhibited by price.

We learned we can drive business during the back-to-school period. Typically this time is reserved for retailers that are heavy in apparel. We enjoyed success in several back-to-school related categories such as stationery, basic denim, furniture, and domestics.

We learned how to execute better on big deals. Our major-drugstore liquidation contributed significant volume to the company due to better deal acquisition, product allocation, and inventory management.

We learned we could restore growth in our seasonal business. After making some merchandise assortment changes and adding some resources and talent in this area, our seasonal business finished the year on a positive trend.

We learned how to leverage the power of in-store presentation and multimedia marketing. Better displays, a new clearance area presentation, redesigned print circulars, targeted marketing and television ad campaigns, and the relaunch of a more consumer-focused Web site made our merchandise more interesting and helped turn the goods.

Overall we made incredible progress on our WIN strategy. The Big Lots team, working together with the support of our Board of Directors, is executing a dramatic repositioning of our business. But as proud as we are of our accomplishments, we know that the path to success is marked by continuous improvement and learning.

In this context, a significant CEO lesson was reinforced for me last year: the importance of driving change. As a student of retail, which I guess I could call myself with 30 years of experience under my belt, I can tell you that it's not remotely the same business today as it was a decade ago. Big Lots must *look different . . . think different . . . buy different . . .* to continue to excel in the years ahead. Focusing on our key priorities, I want to describe a few of the changes we are driving to build a company that continues to WIN in the future.

Merchants first

Deep in the heart of Big Lots is the simple idea that our associates are merchants first — loyal customer advocates, savvy buyers, efficient administrators, and skilled shopkeepers who take pride in our business. Since joining the company, I've challenged everyone, no matter who they are or what they do, to think creatively about how they can impact our merchant-centered culture.

I go to the cafeteria in the morning to get a cup of coffee. I don't need to — I could stay in my office and do that. But in the cafeteria, I can run into 25 or 30 people who are getting breakfast and talk about what they're doing. Our associates know that when I see them at a Town Hall meeting or during a store visit, I want to hear about what's going on in their corner of the business. We are creating a culture of accountability. And everybody feels like they're a part of what's going on — whether they source products, process orders, ship goods, run a register, recruit talent, or design ads.

Together we're aggressively pursuing new ideas and business relationships that will help us deliver the brand-name deals our customers know and love. For example, we know that many manufacturers have the ability to engineer closeouts just for Big Lots. That's why we're focused on turning our transactions with vendors into relationships. After a very successful Vendor Summit in January 2006 at our Columbus headquarters, we turned our sights to the world. In October, we hosted our first *Big Lots Global Sourcing Summit* in Hong Kong with nearly 200 business professionals to explore unique options for working together. In addition, we established an exclusive relationship with a sourcing office in China to strengthen our import business from Asia.

We also added fabulous items to our merchandise mix through our captive label brands — products exclusive to Big Lots such as Rival® dog food and Dakin® plush toys. We source the product, negotiate the deal, develop packaging, set the quality standards and price — then we offer a tremendous value to our customers. We're also collaborating with several of the nation's leading brands to develop exciting engineered closeouts. By working closely with vendors toward well-defined goals, captive labels and engineered closeouts are a great complement to our merchandise selection.

Discipline

Discipline is integral to our continued growth in earnings and the creation of shareholder value. Discipline plays a key role in our ability to control expenses and offer incredible deals to our customers. It means that every facet of our organization is focused on becoming a *selling organization.* Even as a closeout retailer, it's not enough to focus only on the buy-side of our business. Pricing strategies, pre-ticketing, pallet quantities, packaging, ease of executing the deal in the store — all these factors must come into play in determining if a buy is right for us from the very beginning. Our *Raise the Ring* strategy is a perfect example of how our buying and selling processes are working hand in hand. Raise the Ring is a merchandising strategy that generally results in slightly higher average item retail. Higher average item retail not only impacts the top line, but also leads to fewer cartons of merchandise to process and handle in order to achieve sales dollars. The end result: record inventory turns, more efficient stores, cleaner back rooms, easier to navigate selling floors, and the lowest level of expenses as a percent of sales in the last eight years!

Improved operating performance, coupled with greater accountability and discipline around expenses, has resulted in a strong balance sheet and cash position. This financial strength gives us the ability to capitalize on opportunities as they present themselves. For instance, in 2006 we executed a $150 million share repurchase program at an average price of $15.90 — not bad considering where our stock price finished the year. At the same time, we were investing in our business and maintaining our assets. We began to invest in a new store register system that was piloted in a group of stores. We also made capital investments in several locations to test new store layouts, marketing ideas, and visual merchandising concepts.

Leadership

We never lose sight of the fact that our success depends on the investments we make in our people. With the right combination of human resources and sound fiscal management, we have the ability to do almost anything we can imagine.

New talent and key organizational changes are creating an environment in which the proven expertise of our veteran executives is complemented by fresh ideas from newly hired leaders. In turn, our new team members learn from our seasoned veterans. We are already seeing the results of these relationships in the form of closer collaboration, innovative approaches, and more effective business strategies.

As we grow, we will continue to cultivate our unique culture and entrepreneurial spirit. We promote an environment where all our associates can use their ingenuity and creativity to take their work to the highest level. Great growth companies have great people. They attract talent, they retain talent, and they give talented people the opportunity to excel.

Profitable growth

Aside from inventory, real estate is the biggest capital decision we make. We have implemented a new market-focused strategy, opening new stores more selectively, primarily in our most successful areas of the country.

At Big Lots, we source our real estate like we source our merchandise — always looking for value. It's our opinion that right now real estate is not a value. Landlords are looking for retailers to pay a premium. With our cash position, we could open a significant number of stores. But I absolutely will not overpay for real estate. When the market softens and our offers begin to look more appealing to landlords, we will be ready. But for now, we are focused on improving the performance in our existing fleet of stores. After talking with hundreds of store managers, associates, and company leaders, I'm convinced we have the resources and talent to grow sales from existing stores across the chain.

Execution

Our organization has worked extremely hard over the last 12 months, and I'm very pleased with what we've been able to accomplish in a short period of time. I firmly believe the WIN strategy is working, and we're seeing the benefits of our efforts in our results.

But we are still early in the game and eager to take our business to the next level. We worked diligently during 2006 to test and learn, and our executive team has reviewed every aspect of our business in order to develop a long-range outlook for what the operating profit potential of this business could be over the next three years. We believe that Big Lots is an operating profit growth story, creating core growth from within. Our strategy will not hinge on a large number of store openings. In fact, our store count will likely contract. We recognize at the outset that there will be some camps that do not like this approach. However, we believe this is a much more risk-averse way to develop strategy and stretch the business.

Our future growth will be driven by:

- Comp sales — we see a clear path to increase our sales per square foot while steadily improving inventory turnover.
- Gross margin dollars growing at a rate similar to sales.
- Continued SG&A leverage — we've identified several new initiatives through process changes or investments in technology that should allow us to continue to generate SG&A leverage well into the future.
- Ongoing programs to improve store performance, targeted marketing, and continued emphasis on merchandising (brand-name closeouts, engineered closeouts, captive brands, and global sourcing).

Special thanks

The accomplishments I've described for you here merely scratch the surface of what is happening at Big Lots today. But I hope they give you a flavor of just how ingrained the spirit of change is and how the drive for innovation and learning has permeated our organization.

Perhaps most relevant to you, our shareholders, is that even with our solid trends in sales and earnings, our management team believes the best is yet to come. Our optimism is built on the dedication and commitment of our nearly 40,000 associates. I am grateful for their hard work and tireless spirit. Each day, in thousands of ways large and small, they're transforming our company across every dimension, all focused on creating a powerful merchant-driven culture. After all, that's what we're about: finding great treasures and doing great deals *all the time*.

Thank you for your ongoing investment and confidence in Big Lots.

Sincerely,



Steven S. Fishman
Chairman, CEO, and President

Directors and Executives

Board of Directors

Jeffrey P. Berger
President &
Chief Executive Officer
Heinz North America Foodservice
Executive Vice President
Global Foodservice

Sheldon M. Berman
Chairman, Chief Executive
Officer & President
Xtreem Creative, Inc.

Steven S. Fishman
Chairman, Chief Executive
Officer & President
Big Lots, Inc.

David T. Kollat
President & Founder
22, Inc.

Brenda J. Lauderback
former President, Wholesale Group
Nine West Group, Inc.

Philip E. Mallott
former Vice President &
Chief Financial Officer
Intimate Brands, Inc.

Russell Solt
former Executive
Vice President &
Chief Financial Officer
West Marine, Inc.

James R. Tener
former President &
Chief Operating Officer
Brook Mays Music Company

Dennis B. Tishkoff
Chairman &
Chief Executive Officer
Drew Shoe Corporation

Company Executives

Chairman, Chief Executive Officer & President

Steven S. Fishman

Executive Vice Presidents

John C. Martin
Merchandising

Donald A. Mierzwa
Store Operations

Brad A. Waite
Human Resources, Loss Prevention, Real Estate
& Risk Management

Senior Vice Presidents

Lisa M. Bachmann
Merchandise Planning/Allocation
& Chief Information Officer

Robert C. Claxton
Marketing

Joe R. Cooper
Chief Financial Officer

Charles W. Haubiel II
General Counsel &
Corporate Secretary

Norman J. Rankin
General Merchandise Manager

Harold A. Wilson
Distribution &
Transportation Services

Vice Presidents

Timothy C. Anderson
Store Control

Loyd R. Barron
Store Operations

William Coney
Store Operations

Kevin R. Day
Real Estate

Charles H. Ellis
Global Sourcing

Roger D. Erwin
Store Operations

Richard L. Fannin
Technology & Data Center Services

Charles C. Freidenberg
Divisional Merchandise Manager

Mollie M. Hall
Store Operations

Craig A. Hart
Merchandise Planning

Kim K. Horner
Merchandising

Vice Presidents
(Continued)

Charles H. Howze
Store Operations

Gary E. Huber
Store Projects

Kathleen R. Hupper
Real Estate Administration

Timothy A. Johnson
Strategic Planning & Investor Relations

Kathryn A. Keane
Transportation Services

Stephen B. Marcus
Wholesale

Seth L. Marks
Big Lots Capital

Richard J. Marsan, Jr.
Marketing & Merchandise Presentation

Todd A. Noethen
Distribution Support Services

Judith A. Panoff
Divisional Merchandise Manager

Jared A. Poff
Treasurer

Jo L. Roney
Human Resources Services

Shelley L. Rubin
Advertising

Michael A. Schlonsky
Associate Relations &
Risk Management

Paul A. Schroeder
Controller

Robert S. Segal
Divisional Merchandise Manager

Steven R. Smart
Divisional Merchandise Manager

Sharon A. Smith
Merchandise Allocation

Wayne W. Stockton
Divisional Merchandise Manager

L. Michael Watts
Tax

Crystal L. Weary
Divisional Merchandise Manager

Stewart W. Wenerstrom
Merchandise Support

Gregory W. Wilmer
Information Technology Development

Kevin R. Wolfe
Loss Prevention



Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

April 12, 2007

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Big Lots, Inc., which will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 31, 2007, beginning at 9:00 a.m. EDT.

The following pages contain the formal Notice of Annual Meeting of Shareholders and the Proxy Statement. You should review this material for information concerning the business to be conducted at the Annual Meeting of Shareholders.

Your vote is important. Whether or not you plan to attend the Annual Meeting of Shareholders, you are urged to complete, date and sign the enclosed proxy card and return it in the enclosed envelope or vote online as soon as possible. If you attend the Annual Meeting of Shareholders, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy card or voted online.

On behalf of the Board of Directors, we would like to express our appreciation for your continued interest in the affairs of Big Lots, Inc.

STEVEN S. FISHMAN
Chairman,
Chief Executive Officer and President



Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 31, 2007

Notice is hereby given that the Annual Meeting of Shareholders of Big Lots, Inc. will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 31, 2007, beginning at 9:00 a.m. EDT. At the Annual Meeting of Shareholders, the holders of outstanding Big Lots, Inc. common shares will act on the following matters:

1. The election of nine directors of Big Lots, Inc.;
2. The ratification of the appointment of Deloitte & Touche LLP as our independent auditor for the fiscal year ending February 2, 2008; and
3. The transaction of such other business as may properly come before the meeting.

Only shareholders of record at the close of business on April 2, 2007 are entitled to notice of and to vote at the Annual Meeting of Shareholders and any postponement or adjournment thereof.

By Order of the Board of Directors,

CHARLES W. HAUBIEL II
Senior Vice President, General Counsel
and Corporate Secretary

April 12, 2007
Columbus, Ohio

Your vote is important. Shareholders are urged to vote online or complete, date and sign the enclosed proxy card and return it in the enclosed envelope to which no postage need be affixed if mailed in the United States. If you attend the Annual Meeting of Shareholders, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy or voted online.

BIG LOTS, INC.

PROXY STATEMENT

TABLE OF CONTENTS



Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Big Lots, Inc., an Ohio corporation ("we," "us," "our" and "Big Lots"), for use at the Annual Meeting of Shareholders to be held on May 31, 2007 ("Annual Meeting"), at our corporate offices located at 300 Phillipi Road, Columbus, Ohio. The Notice of Annual Meeting of Shareholders, this Proxy Statement and the accompanying proxy card, together with our Annual Report to Shareholders for the fiscal year ended February 3, 2007 ("fiscal 2006"), are first being mailed to shareholders on or about April 12, 2007.

ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting included with this Proxy Statement. Specifically, the shareholders will be asked to elect our directors, ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm ("independent auditor") for the fiscal year ending February 2, 2008 ("fiscal 2007"), and transact such other business as may properly come before the Annual Meeting.

Shareholder Voting Rights

Only those shareholders of record at the close of business on April 2, 2007, the record date for the Annual Meeting, are entitled to receive notice of and to vote at the Annual Meeting. At the record date, we had outstanding 112,659,836 common shares, $0.01 par value per share. Each of the outstanding common shares entitles the holder to one vote on each matter to be voted upon at the Annual Meeting, or any postponement or adjournment thereof. The holders of common shares have no cumulative voting rights in the election of directors. All voting shall be governed by our Code of Regulations and the General Corporation Law of the State of Ohio.

Registered Shareholders and Beneficial Shareholders

If your common shares are registered in your name directly with our transfer agent, National City Bank, you are considered, with respect to those common shares, a registered shareholder. We have sent directly to registered shareholders the Notice of Annual Meeting of Shareholders, this Proxy Statement, the accompanying proxy card and our Annual Report to Shareholders for fiscal 2006.

If our common shares are held for you in a brokerage account or by a bank or other holder of record, you are considered the beneficial shareholder of the common shares held in street name. The Notice of Annual Meeting of Shareholders, this Proxy Statement, the accompanying proxy card, and our Annual Report to Shareholders for fiscal 2006 have been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those common shares, the registered shareholder. As the beneficial shareholder, you have the right to direct your broker, bank or other holder of record on how to vote your common shares by using the voting instruction card included in the mailing, or by following the instructions for voting electronically, you received from your broker, bank or other holder of record.

Attendance at the Annual Meeting

All of our shareholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting. Registration and seating will begin at 8:30 a.m. EDT, and the Annual Meeting will begin at 9:00 a.m. EDT. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. Please also note that if you hold your common shares as a beneficial shareholder, you will need to bring to the Annual Meeting a copy of a brokerage statement reflecting your stock ownership as of the record date and to check in at the registration desk.

How to Vote

If you are a registered shareholder, you may vote your shares by completing, dating and signing the accompanying proxy card and returning it in the enclosed envelope. You may also vote online at www.proxyvote.com until May 30, 2007 at 11:59 p.m. EDT. If you wish to vote online, you will need your proxy card and you must follow the instructions posted on the website. If you complete, date, sign and return your proxy card or you properly complete your proxy online, your shares will be voted as you direct. If you are a registered shareholder and attend the Annual Meeting, you may deliver your completed proxy card in person.

Beneficial shareholders who wish to vote at the Annual Meeting will need to obtain a completed proxy form from the broker, bank or other holder of record who is the registered holder of the common shares. Additionally, beneficial shareholders may be able to instruct the broker, bank or other holder of record how to vote by telephone or electronically, so please contact your broker, bank or other holder of record to determine availability and applicable deadlines.

A proxy may be revoked at any time before it is exercised by filing with our Corporate Secretary a notice of revocation or a duly executed proxy bearing a later date. A proxy may also be revoked by attending the Annual Meeting and giving notice of revocation to the secretary of the meeting, either in writing or in open meeting. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Householding

The rules of the Securities and Exchange Commission ("SEC") allow multiple shareholders residing at the same address the convenience of receiving a single copy of annual reports, proxy statements, notices of shareholder meetings, and other documents if they consent to do so ("householding"). Householding is permitted only in certain circumstances, including when you have the same last name and address as another shareholder. If the required conditions are met, and SEC regulations allow, your household may receive a single copy of annual reports, proxy statements, notices of shareholder meetings, and other documents.

You may revoke your consent for householding at any time by contacting Automatic Data Processing, Inc. ("ADP"), either by calling 1-800-542-1061, or by writing to: ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of your instructions, at which time you will receive a separate copy of our disclosure documents.

Beneficial shareholders can request more information about householding from their brokers, banks or other holders of record.

Electronic Delivery of Proxy Materials and Annual Report

In lieu of receiving paper copies of next year's proxy materials and annual report in the mail, shareholders may elect to receive these documents electronically via e-mail or the Internet. By opting to access these documents electronically, you will save us the cost of producing and mailing documents, reduce the amount of mail you receive, and help preserve environmental resources. To enroll in the electronic delivery service for future annual meetings of shareholders, use your proxy card information to register online at www.proxyvote.com by indicating that you agree to receive or access shareholder communications electronically in future years.

Tabulation of the Votes

Tabulation of the votes cast at the Annual Meeting will be performed by ADP, as inspected by our duly appointed inspectors of election.

Board's Recommendation

Unless you give other instructions on your proxy card (excluding broker non-votes), the persons named as proxy holders on the proxy card will vote the common shares in accordance with the recommendations of the Board. The Board's recommendation is set forth together with the description of each proposal in this Proxy Statement. In summary, the Board recommends a vote FOR election of the nominated slate of directors (see Proposal One) and FOR the ratification of Deloitte & Touche LLP as our independent auditor for fiscal 2007 (see Proposal Two). If any other matter properly comes before the Annual Meeting, or if a director nominee named in the Proxy Statement is unable to serve or for good cause will not serve, the proxy holders will vote on such matter or for a substitute nominee as recommended by the Board.

Vote Required to Approve a Proposal

Proposal One

For purposes of Proposal One, the nine director nominees receiving the greatest number of votes cast shall be elected as directors. A properly executed proxy marked "withhold authority" with respect to the election of one or more nominees for director will not be voted with respect to the nominee or nominees for director indicated, although it will be counted for purposes of determining whether there is a quorum. If you are a beneficial shareholder, your broker, bank or other holder of record who is the registered holder of your common shares is permitted to vote your shares for the election of directors even if the broker, bank or other holder of record does not receive voting instructions from you.

Other Matters

For purposes of Proposal Two and any other matters that may properly come before the Annual Meeting, the affirmative vote of the holders of a majority of the common shares represented in person or by proxy and entitled to vote on each such matter will be required for approval. A properly executed proxy marked "abstain" with respect to any such matter will not be voted with respect to such matter, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote. If no voting instructions are given (excluding broker non-votes), the persons named as proxy holders on the proxy card will vote the common shares in accordance with the recommendation of the Board.

If you are a beneficial shareholder, your broker, bank or other holder of record may not be permitted to exercise discretionary voting power with respect to some of the matters to be acted upon. Thus, if you do not give your broker, bank or other holder of record specific voting instructions, your common shares may not be voted on those matters and will not be counted in determining the number of common shares necessary for approval. Common shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding common shares entitled to be voted at the Annual Meeting will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of common shares considered to be represented at the Annual Meeting for purposes of establishing a quorum.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the Annual Meeting, the common shares of Big Lots represented by proxies will be voted, unless otherwise specified, for the election of the nine director nominees named below. All nine nominees are currently directors of Big Lots. Proxies cannot be voted at the Annual Meeting for more than nine persons.

Set forth below is certain information relating to the director nominees. Directors are elected to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier death, resignation, or removal.

Name	Age	Principal Occupation for the Past Five or More Years	Director Since
Jeffrey P. Berger	57	Executive Vice President, Global Foodservice, and President and Chief Executive Officer, Heinz North America Foodservice (manufacturer and marketer of processed food products).	2006
Sheldon M. Berman	66	Chairman, Chief Executive Officer and President, Xtreem Creative, Inc. (business planning, marketing planning, and advertising services).	1994
Steven S. Fishman	56	Chairman, Chief Executive Officer and President of Big Lots; former President, Chief Executive Officer and Chief Restructuring Officer, Rhodes, Inc. (furniture retailer) – Rhodes, Inc. filed for bankruptcy on November 4, 2004; former Chairman and Chief Executive Officer, Frank's Nursery & Crafts, Inc. (lawn and garden specialty retailer) – Frank's Nursery & Crafts, Inc. filed for bankruptcy on September 8, 2004; former President and Founder, SSF Resources, Inc. (investment and consulting).	2005
David T. Kollat	68	President and Founder, 22, Inc. (research and management consulting).	1990
Brenda J. Lauderback	56	Former President – Wholesale Group, Nine West Group, Inc. (retail and wholesale footwear); former President – Footwear Wholesale, U.S. Shoe Corporation (retail and wholesale footwear); former Vice President, General Merchandise Manager, Dayton Hudson Corporation (retail stores).	1997
Philip E. Mallott	49	Independent financial consultant; retail stock analyst, Coker & Palmer (securities brokerage services); former Vice President and Chief Financial Officer, Intimate Brands, Inc. (retail stores).	2003
Russell Solt	59	Former Director of Investor Relations, West Marine, Inc. (specialty retailer and catalog company); former Executive Vice President and Chief Financial Officer, West Marine, Inc.	2003
James R. Tener	57	Former President and Chief Operating Officer, Brook Mays Music Company (retail and wholesale music) — Brook Mays Music Company filed for bankruptcy on July 11, 2006; former Chief Operating Officer, The Sports Authority (sporting goods retailer).	2005
Dennis B. Tishkoff	63	Chairman and Chief Executive Officer, Drew Shoe Corporation (footwear manufacturer, importer, exporter, retailer and wholesaler); President, Tishkoff and Associates, Inc. (retail consultant); former President and Chief Executive Officer, Shoe Corporation of America (footwear retailer).	1991

THE BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.

GOVERNANCE OF BIG LOTS

Current Members of the Board of Directors

The members of the Board as of the date of this Proxy Statement, and the committees of the Board on which they serve, are identified below. The Board has standing Audit, Compensation, and Nominating/Corporate Governance Committees. Each committee reports on its activities to the Board.

Director	Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee
Jeffrey P. Berger			
Sheldon M. Berman			*
Steven S. Fishman			
David T. Kollat		*	**
Brenda J. Lauderback		*	
Philip E. Mallott	**		
Russell Solt	*		*
James R. Tener	*		
Dennis B. Tishkoff		**	

* Committee Member

** Committee Chair

Board Meetings in Fiscal 2006

Five meetings of the Board were held during fiscal 2006. During the period for which he or she was a director in fiscal 2006, each director attended at least 75% of all meetings of the Board and the committees on which he or she served. It is our policy that each director nominee standing for election be present at the annual meeting of shareholders. Each director listed above attended the most recent annual meeting of shareholders held in May 2006, except for Mr. Berger, who did not become a director until August 15, 2006 when he was appointed to fill the vacancy created by Ned Mansour's health-related resignation. Under our Corporate Governance Guidelines, each director is expected to dedicate sufficient time and attention to ensure the diligent performance of his or her duties, including attending meetings of the shareholders, the Board, and the committees of which he or she is a member.

Role of the Board's Committees

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibility with respect to: (1) the integrity of the financial reports and other financial information provided by us to our shareholders and others; (2) our compliance with legal and regulatory requirements; (3) the engagement of our independent auditor and the evaluation of the independent auditor's qualifications, independence and performance; (4) the performance of our system of internal controls; and (5) our audit, accounting and financial reporting processes generally. All members of the Audit Committee are independent as required by the Audit Committee's charter and by the applicable New York Stock Exchange ("NYSE") and SEC rules. The Board has determined that Mr. Mallott and Mr. Solt each satisfies the standards for an "audit committee financial expert," as required by the SEC under the Sarbanes-Oxley Act of 2002. Each member of the Audit Committee is "financially literate," as required by NYSE rules.

The functions of the Audit Committee are further described in its charter, which is available in the Investors section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. The Audit Committee met 11 times during fiscal 2006.

Compensation Committee

The Compensation Committee discharges the responsibilities of the Board relating to the administration of our compensation programs. The Compensation Committee is involved in establishing our general compensation philosophy, reviewing and implementing executive compensation and overseeing the development of our compensation programs. All members of the Compensation Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Compensation Committee are further described in its charter, which is available in the Investors section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. The Compensation Committee met two times during fiscal 2006.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is responsible for recommending individuals to the Board for nomination as members of the Board and its committees and taking a leadership role in shaping our corporate governance policies and practices, including recommending to the Board changes to our Corporate Governance Guidelines and monitoring compliance with such guidelines. All members of the Nominating/Corporate Governance Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Nominating/Corporate Governance Committee are further described in its charter, which is available in the Investors section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. The Nominating/Corporate Governance Committee met three times during fiscal 2006.

Presiding Member of the Board

The Board has a presiding director whose primary responsibility is to preside over executive sessions of the Board in which management directors and other members of management are not present. The role of presiding director is rotated among the non-management directors ("outside directors"). The presiding director is responsible for establishing an agenda for the session over which he or she presides and, upon the conclusion of an executive session of the Board, meeting with our chief executive officer ("CEO") to address any issues raised during the executive session.

Determination of Director Independence

The Corporate Governance Guidelines were initially adopted by the Board in August 2003 and were amended in November 2005 and November 2006. The Corporate Governance Guidelines comply with NYSE rules. The Corporate Governance Guidelines can be found in the Investors section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary.

Pursuant to the Corporate Governance Guidelines, the Board undertook its most recent annual review of director independence in March 2007. During this annual review, the Board considered transactions and relationships between each director, his or her affiliates, and any member of his or her immediate family and Big Lots, its subsidiaries and members of senior management. The purpose of this review was to determine whether any such transactions or relationships were inconsistent with a determination that the director is independent in accordance with NYSE rules.

As a result of this review, the Board affirmatively determined that all of the directors nominated for election at the Annual Meeting, with the exception of Mr. Fishman, are independent of Big Lots and its management under the standards set forth by NYSE rules and no director nominee has a material relationship with Big Lots or its management aside from his or her service as a director. Mr. Fishman is not an independent director due to his employment with Big Lots.

In determining that each of the directors other than Mr. Fishman is independent, the Board considered that, in the ordinary course of business, transactions may occur between Big Lots or its subsidiaries and companies at which some of our directors are or have been executive officers. In each such case, the amount of transactions with these companies in each of the last three years did not approach the disqualifying thresholds set forth in the NYSE rules. The Board also considered charitable contributions to not-for-profit organizations of which our directors or immediate family members are executive officers or directors, none of which approached the thresholds set forth in the NYSE rules. The Board determined that each of the relationships it considered was immaterial and did not impair the independence of any of the directors.

Selection of Nominees by the Board

The Nominating/Corporate Governance Committee has oversight over a broad range of issues surrounding the composition and operation of the Board. The Nominating/Corporate Governance Committee is responsible for recommending to the Board the appropriate skills and qualifications required of Board members, based on our needs from time to time. The Nominating/Corporate Governance Committee also evaluates prospective director nominees against the standards and qualifications set forth in the Corporate Governance Guidelines. Although the Nominating/Corporate Governance Committee has not approved any specific minimum qualifications that must be met by a nominee for director recommended by the Committee, the Committee does consider factors such as the prospective nominee's relevant experience, character, intelligence, independence, commitment, judgment, prominence, diversity, age, and compatibility with our CEO and other members of the Board. The Nominating/Corporate Governance Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, and the need for committee expertise. The Nominating/Corporate Governance Committee confers with the Board as to the criteria it intends to apply before the search for a new director nominee is commenced.

In identifying potential candidates for Board membership, the Nominating/Corporate Governance Committee considers recommendations from the Board, shareholders and management. A shareholder who wishes to recommend a prospective director nominee to the Board must send written notice to: Chair of the Nominating/ Corporate Governance Committee, 300 Phillipi Road, Columbus, Ohio 43228. The written notice must include the prospective nominee's name, age, business address, principal occupation, beneficial ownership of Big Lots' common shares, information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such prospective nominee as a director, and any other information that is deemed relevant by the recommending shareholder. Shareholder recommendations that comply with these procedures and that meet the factors outlined above will receive the same consideration that the recommendations of the Board and management receive.

Pursuant to its written charter, the Nominating/Corporate Governance Committee also has the authority to retain consultants and search firms to assist in the process of identifying and evaluating director candidates and to approve the fees and other retention terms for any such consultant or search firm. In fiscal 2006, an outside search firm was retained to assist in identifying and evaluating prospective Board members.

After completing the evaluation of a prospective nominee, the Nominating/Corporate Governance Committee may make a recommendation to the Board that the targeted individual be nominated by the Board, and the Board would then decide whether to approve a nominee after considering the recommendation and report of the Nominating/Corporate Governance Committee. Any invitation to join the Board is extended to a prospective nominee through the chair of the Nominating/Corporate Governance Committee and our CEO, after approval by the Board.

Compensation Committee Interlocks and Insider Participation

During fiscal 2006, Mr. Kollat, Ms. Lauderback and Mr. Tishkoff served on our Compensation Committee. No member of our Compensation Committee serves or has served at any time as one of our officers or employees or is a party to any related party transaction. None of our executive officers serve as a member of the board of directors or compensation committee of any other company that has an executive officer serving as a member of our Board or Compensation Committee.

Other Directorships

Mr. Kollat is a director of Limited Brands, Inc., Select Comfort Corporation, and Wolverine World Wide, Inc. Mr. Kollat serves on the finance committee at Limited Brands, Inc., the corporate governance and nominating committee and the audit committee at Select Comfort Corporation, and the compensation committee and the audit committee at Wolverine World Wide, Inc., where he is the chair of the audit committee. Ms. Lauderback is a director of Select Comfort Corporation, Irwin Financial Corporation, Wolverine World Wide, Inc. and Denny's Corporation. Ms. Lauderback is a member of the audit committee at Wolverine World Wide, Inc., and serves on both the audit and compensation committees at Irwin Financial Corporation. Mr. Mallott is a director of Tween Brands, Inc., where he also serves on the nominating and governance committee and as the chair of the audit committee. Mr. Tishkoff is a director of Drew Shoe Corporation.

Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals

We have a Code of Business Conduct and Ethics, which is applicable to all of our directors and employees, including the principal executive officer, the principal financial officer, and the principal accounting officer. We also have a separate Code of Ethics for Financial Professionals which is applicable to our CEO and all other senior financial officers (as that term is defined therein). Both the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals are available in the Investors section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. We intend to post amendments to or waivers from the Code of Business Conduct and Ethics (to the extent applicable to our directors and executive officers) and to the Code of Ethics for Financial Professionals, if any, at this location on our website.

Related Person Transactions

The Board and the Nominating/Corporate Governance Committee have the responsibility for monitoring compliance with our corporate governance policies, practices and guidelines applicable to our directors, nominees for director, officers and employees. The Board and the Nominating/Corporate Governance Committee have also enlisted the assistance of our General Counsel and human resources management to fulfill this duty.

The Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Financial Professionals, and various human resources policies prohibit, without the consent of the Board or the Nominating/Corporate Governance Committee, directors, officers and employees from engaging in transactions that conflict with the interests of Big Lots or that otherwise usurp corporate opportunities.

On an annual basis, each director, nominee for director and executive officer is obligated to complete a questionnaire which requires disclosure of any transaction in which Big Lots was or is to be a participant in which the director, nominee or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. These questionnaires are reviewed by the Nominating/Corporate Governance Committee and our General Counsel to identify any potential conflicts of interest or other transactions that the Board should review in light of the SEC rules regarding the disclosure of transactions with related persons. Based on our most recent review in the first quarter of fiscal 2007, we believe that no such disclosure is required.

As necessary, the Board also reviews proposed transactions in which Big Lots and any other related person (e.g., a holder of more than five percent of our common shares) are participants. In the first quarter of fiscal 2007, the Board reviewed and approved a structured share repurchase transaction with Goldman Sachs & Co. ("GS&Co."), an affiliate of Goldman Sachs Asset Management, L.P., whose beneficial ownership of our common shares is described in the "Stock Ownership" section of this Proxy Statement. In connection with this transaction, which is part of a $600 million publicly-announced common share repurchase program, we paid $100 million to GS&Co. in exchange for our common shares. We may also, from time to time, engage GS&Co. as a broker to repurchase our common shares in connection with the $600 million program.

Communications with the Board

Shareholders and other parties interested in communicating directly with the Board, with specified individual directors or with the outside directors as a group, may do so by choosing one of the following options:

Call the Board at:	(866) 834-7325
Write to the Board at:	Big Lots Board of Directors, 300 Phillipi Road, Columbus, Ohio 43228-5311
E-mail the Board at:	www.ci-wackenhut.com/getreal.htm

Under a process approved by the Nominating/Corporate Governance Committee for handling correspondence received by Big Lots and addressed to outside directors, our General Counsel reviews all such correspondence and forwards to the Board or appropriate members of the Board a summary and/or copies of any such correspondence that deals with the functions of the Board, members or committees thereof or otherwise requires their attention. Directors may at any time review a log of all correspondence received by Big Lots and directed to members of the Board and may request copies of any such correspondence. Concerns relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Concerns relating to the Board or members of senior management will be referred to the members of the Nominating/Corporate Governance Committee. Parties submitting communications to the Board may choose to do so anonymously or confidentially. Except when communications are sent anonymously or confidentially, parties sending written communications to the Board will receive a written acknowledgement upon our receipt of the communication.

DIRECTOR COMPENSATION

Retainers and Fees

Under the Big Lots, Inc. Non-Employee Director Compensation Package, each outside director is compensated for Board and committee participation. Prior to August 15, 2006, the retainers and fees for outside directors in fiscal 2006 consisted of: (1) an annual retainer of $36,000; (2) an additional annual retainer of $4,000 for the chair of the Audit Committee; (3) an additional annual retainer of $2,000 for the chair of each of the Board's other committees; (4) $1,500 for each Board meeting attended in person; (5) $1,000 for each committee meeting attended in person; (6) $500 for each Board or committee meeting attended telephonically; and (7) the ability to nominate a charity to receive a donation of up to $10,000 from Big Lots. Effective August 15, 2006, the annual retainer for each outside director increased to $45,000, the annual retainer for the chair of the Audit Committee increased to $10,000, and the annual retainer for the chairs of the Compensation Committee and the Nominating/Corporate Governance Committee increased to $5,000. During fiscal 2006, Messrs. Berger (beginning on August 15, 2006), Berman, Kollat, Mallott, Mansour (until August 15, 2006), Solt, Tener and Tishkoff, and Ms. Lauderback qualified as outside directors and, thus, received compensation for their Board service. Due to his employment with Big Lots, Mr. Fishman did not qualify as an outside director and did not receive compensation for his service as a director. The compensation received by Mr. Fishman as an employee is shown in the Summary Compensation Table included in this Proxy Statement.

Stock Options

In addition to the retainers and fees, outside directors receive an annual stock option grant under the Big Lots, Inc. Amended and Restated Director Stock Option Plan ("Director Stock Option Plan"). During fiscal 2006, each of the outside directors received an option to acquire 10,000 common shares of Big Lots pursuant to the Director Stock Option Plan. The number of common shares available under the Director Stock Option Plan initially consisted of the original allocation of 500,000 common shares (781,250 shares as adjusted to account for the five-for-four stock splits which occurred in December 1996 and June 1997).

The Director Stock Option Plan is administered by the Compensation Committee. Neither the Board nor the Compensation Committee exercises any discretion in administering the Director Stock Option Plan, and the administration performed by the Compensation Committee is ministerial in nature. The formula which governs the grant of stock options to eligible participants may be amended by the Board, but not more frequently than once in any six-month period. Under the current formula, each outside director is granted annually an option to acquire 10,000 Big Lots common shares at an exercise price equal to the closing price of our common shares on the NYSE on the grant date.

Except as discussed below, stock options granted under the Director Stock Option Plan become exercisable over three years beginning upon the first anniversary of the grant date, whereby the stock option becomes exercisable for 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary. Stock options automatically terminate 10 years and one month following the grant date. A director may dispose of the common shares underlying a stock option only during defined quarterly trading periods. Stock options granted under the Director Stock Option Plan are not transferable other than by will or the laws of descent and distribution.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), which requires an entity to measure the cost of services received in exchange for an award of equity instruments based on the grant date fair value of the award. On November 21, 2005, we announced that the Compensation Committee, after discussion with the Board, approved accelerating the vesting of stock options awarded on or before February 21, 2005 under the Director Stock Option Plan and the Big Lots, Inc. 1996 Performance Incentive Plan ("1996 Incentive Plan"). The Compensation Committee did not, however, accelerate the vesting of stock options granted after February 21, 2005. Additionally, the Compensation Committee imposed a holding period that requires all directors to refrain from selling net shares acquired upon any exercise of these accelerated options until the date on which the exercise would have been permitted under the options' original vesting terms or, if earlier, the director's death, disability or termination. In addition to the perceived positive effect on morale and retention, the decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded following the adoption of SFAS No. 123(R) in fiscal 2006.

Director Compensation Table

The following table summarizes the compensation earned by each outside director for his or her Board service in fiscal 2006.

Name (*1*) (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($)(*2*)(*3*) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)(*4*) (g)	Total ($) (h)
Mr. Berger	23,250	—	9,378	—	—	—	32,628
Mr. Berman	49,250	—	23,688	—	—	5,000	77,938
Mr. Kollat	53,500	—	23,688	—	—	10,000	87,188
Ms. Lauderback	48,250	—	23,688	—	—	10,000	81,938
Mr. Mallott	59,750	—	23,688	—	—	10,000	93,438
Mr. Mansour	30,500	—	4,822	—	—	10,000	45,322
Mr. Solt	54,750	—	23,688	—	—	10,000	88,438
Mr. Tener	52,750	—	23,688	—	—	—	76,438
Mr. Tishkoff	50,000	—	23,688	—	—	10,000	83,688

(*1*) Mr. Berger joined the Board on August 15, 2006, and Mr. Mansour resigned from the Board on August 15, 2006 for health-related reasons.

(*2*) Amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2006 in accordance with SFAS 123(R), excluding any estimate of forfeitures related to service-based vesting conditions, and thus may include amounts from awards granted in and prior to fiscal 2006.

The full grant date fair value of the fiscal 2006 stock option award made to each nominee for director, computed in accordance with SFAS 123(R), was $79,900. See Note 7 (Stock Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Stock-Based Compensation section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in our Annual Report on Form 10-K for fiscal 2006 ("Form 10-K") regarding the assumptions underlying the valuation of equity awards.

(*3*) As of February 3, 2007, each director had the following number of common shares underlying outstanding stock options: Mr. Berger: 10,000; Mr. Berman: 75,000; Mr. Kollat: 75,000; Ms. Lauderback: 75,000; Mr. Mallott: 40,000; Mr. Mansour: 0; Mr. Solt: 40,000; Mr. Tener: 20,000; and Mr. Tishkoff: 60,000.

(*4*) Amounts in this column reflect payments made by us during fiscal 2006 to charitable organizations nominated by the specified directors pursuant to the Big Lots, Inc. Non-Employee Director Compensation Package.

STOCK OWNERSHIP

Ownership of Our Common Shares by Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of our common shares by each holder of more than 5% of such common shares, each director, each of the executive officers named in the Summary Compensation Table, and all our executive officers and directors as a group. The assessment of holders of more than 5% of Big Lots' common shares is based on a review of and reliance upon filings with the SEC. Except as otherwise indicated, all information is as of April 2, 2007.

Name of Beneficial Owner or Identity of Group	Amount and Nature of Beneficial Ownership (*1*)(*2*)	Percent of Outstanding Common Shares
Lisa M. Bachmann	121,701	*
Jeffrey P. Berger	0	*
Sheldon M. Berman (*3*)	71,749	*
Joe R. Cooper	81,324	*
Steven S. Fishman	325,000	*
David T. Kollat	96,065	*
Brenda J. Lauderback	57,300	*
Philip E. Mallott	24,500	*
John C. Martin	128,226	*
Russell Solt	10,000	*
James R. Tener	7,000	*
Dennis B. Tishkoff	44,609	*
Brad A. Waite	117,668	*
State Street Bank and Trust Company (*4*)	12,834,558	11.70%
Goldman Sachs Asset Management, L.P. (*5*)	10,129,049	9.30%
Barclays Global Investors, NA. (*6*)	7,151,604	6.54%
Cooke & Bieler, L.P. (*7*)	6,535,360	6.00%
Westport Asset Management, Inc. (*8*)	6,112,757	5.58%
American Century Companies, Inc. (*9*)	5,915,460	5.40%
AMVESCAP PLC (*10*)	5,758,131	5.26%
Putnam, LLC. (*11*)	5,511,531	5.00%
All directors and executive officers as a group (20 persons)	1,635,866	1.45%

* Represents less than 1.0% of the outstanding common shares.

(1) Each person named in the table has sole voting power and sole dispositive power with respect to all Big Lots common shares shown as beneficially owned by such person, except as otherwise stated in the footnotes to this table. The amounts set forth in the table include common shares that may be acquired within 60 days of the record date under stock options exercisable within that period. The number of common shares that may be acquired within 60 days of the record date under stock options exercisable within that period are as follows: Ms. Bachman: 86,000; Mr. Berger: 0; Mr. Berman: 57,000; Mr. Cooper: 42,000; Mr. Fishman: 0; Mr. Kollat: 57,000; Ms. Lauderback: 57,000; Mr. Mallott: 22,000; Mr. Martin: 65,375; Mr. Solt: 8,000; Mr. Tener: 2,000; Mr. Tishkoff: 42,000; Mr. Waite: 70,000; and all directors and executive officers as a group: 927,475.

(2) The amounts reported in the table above include Big Lots common shares that we hold in connection with our obligation to match a portion of the named executive officers' respective contributions to the Big Lots Supplemental Savings Plan. The number of common shares held by us in connection with this obligation is as follows: Ms. Bachmann: 579; Mr. Cooper: 2,082; Mr. Fishman: 0; Mr. Martin: 887; and Mr. Waite: 0. The named executive officers do not have voting or dispositive power with respect to the common shares that we hold in connection with the Big Lots Supplemental Savings Plan.

(3) Includes 5,468 common shares owned by Xtreem Creative, Inc., of which Mr. Berman serves as Chairman, Chief Executive Officer and President.

(4) In its Schedule 13G filed on February 12, 2007, State Street Bank and Trust Company, Trustee, 225 Franklin Street, Boston, MA 02110, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2006, had sole voting power and shared dispositive power over all of the shares, and had no shared voting power or sole dispositive power over the shares.

(5) In its Schedule 13G filed on February 12, 2007, Goldman Sachs Asset Management, L.P., 32 Old Slip, New York, NY 10005, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2006, had sole voting power over 8,547,353 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

(6) In its joint statement on Schedule 13G filed on January 23, 2007, Barclays Global Investors, NA., 45 Fremont Street, San Francisco, CA 94105, stated that it and the other reporting persons named therein collectively beneficially owned the number of common shares reported in the table as of December 31, 2006, had sole voting power over 6,460,305 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares. Of the aggregate amounts reported, the following beneficial ownership was reported by the various reporting persons named in the Schedule 13G: (i) Barclays Global Investors, NA. stated that it beneficially owned 4,938,022 of the shares, had sole voting power over 4,246,723 of the shares, had sole dispositive power over 4,938,022 of the shares, and had no shared voting power or shared dispositive power over the shares; (ii) Barclays Global Fund Advisors, 45 Fremont Street, San Francisco, CA 94105, stated that it beneficially owned 2,096,955 of the shares, had sole voting power and sole dispositive power over 2,096,955 of the shares, and had no shared voting power or shared dispositive power over the shares; and (iii) Barclays Global Investors, Ltd., Murray House, 1 Royal Mint Court, London EC3N 4HH, England, stated that it beneficially owned 116,627 of the shares, had sole voting power and sole dispositive power over 116,627 of the shares, and had no shared voting power or shared dispositive power over the shares.

(7) In its Schedule 13G/A filed on February 13, 2007, Cooke & Bieler, L.P., 1700 Market Street, Philadelphia, PA 19103, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2006, had no sole voting power or sole dispositive power over the shares, had shared voting power over 3,756,120 of the shares, and had shared dispositive power over 5,983,360 of the shares.

(8) In its Schedule 13G/A filed on February 14, 2007, Westport Asset Management, Inc., 23 Riverside Avenue, Westport, CT 06880, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2006, had sole voting power and sole dispositive power over 1,313,056 of the shares, had shared voting power over 4,534,164 of the shares, and had shared dispositive power over 4,799,701 of the shares. Westport Asset Management, Inc. owns 50% of Westport Advisors LLC, an investment advisor with whom it shares voting power over 4,534,164 of the shares.

(*9*) In its joint statement on Schedule 13G filed on February 13, 2007, American Century Companies, Inc. and its wholly-owned subsidiary, American Century Investment Management, Inc., 4500 Main Street, 9th Floor, Kansas City, MO 64111, stated that they collectively beneficially owned the number of common shares reported in the table as of December 31, 2006, had sole voting power over 5,521,026 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

(*10*) In its joint statement on Schedule 13G filed on February 14, 2007, AMVESCAP PLC, 30 Finsbury Square, London EC2A 1AG, England, stated that it and the other reporting persons named therein collectively beneficially owned the number of common shares reported in the table as of December 31, 2006, had sole voting power and sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares. Of the aggregate amounts reported, the following beneficial ownership was reported by the reporting persons named in the Schedule 13G: (i) INVESCO Institutional (N.A.), Inc. stated that it had sole voting power and sole dispositive power over 5,231,346 of the shares; (ii) PowerShares Capital Management LLC stated that it had sole voting power and sole dispositive power over 176,360 of the shares; (iii) INVESCO Asset Management Deutschland GmbH stated that it had sole voting power and sole dispositive power over 204,225 of the shares; (iv) INVESCO Asset Management Limited stated that it had sole voting power and sole dispositive power over 66,400 of the shares; and (v) INVESCO Management S.A. stated that it had sole voting power and sole dispositive power over 79,800 of the shares.

(*11*) In its joint statement on Schedule 13G filed on February 13, 2007, Putnam, LLC. d/b/a Putnam Investments, One Post Office Square, Boston, MA 02109, stated that it and the other reporting persons named therein collectively beneficially owned the number of common shares reported in the table as of December 31, 2006, had no sole voting power or sole dispositive power over the shares, had shared voting power over 170,318 of the shares, and had shared dispositive power over all of the shares. Of the aggregate amounts reported, the following beneficial ownership was reported by the reporting persons named in the Schedule 13G: (i) Putnam Investment Management, LLC. stated that it beneficially owned 4,349,620 of the shares, had no sole voting power or sole dispositive power over the shares, and had shared dispositive power over 4,349,620 of the shares; and (ii) The Putnam Advisory Company, LLC. stated that it beneficially owned 1,161,911 of the shares, had no sole voting power or sole dispositive power over the shares, had shared voting power over 90,198 of the shares, and had shared dispositive power over 1,161,911 of the shares. Putnam Investment Management, LLC. and The Putnam Advisory Company, LLC. are subsidiaries, and share the address, of Putnam, LLC.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act") requires our directors and executive officers, and persons who beneficially own more than 10% of our outstanding common shares, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of our common shares. Executive officers, directors and greater than 10% shareholders are required by the regulations of the SEC to furnish us with copies of all Section 16(a) reports they file. Based upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and executive officers and greater than 10% shareholders complied during fiscal 2006 with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis ("CD&A") with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement.

Members of the Compensation Committee

Dennis B. Tishkoff, Chair
Brenda J. Lauderback
David T. Kollat

Compensation Discussion and Analysis

Compensation Committee

The membership of the Compensation Committee of the Board (which we refer to as the "Committee" throughout this CD&A) is determined by the Board. In order to be eligible for membership, a prospective Committee member must, in the judgment of the Board, be: (1) a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act; (2) an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended ("IRC"); and (3) "independent" in accordance with NYSE listing standards. Each of the Committee members meets these requirements. The Committee is currently composed of three outside directors – Mr. Tishkoff, Ms. Lauderback and Mr. Kollat. Mr. Tishkoff serves as the Committee's chair and establishes the Committee's meeting agendas.

The purpose of the Committee is to discharge the responsibilities of the Board relating to the administration of our compensation programs, including establishing and implementing the philosophy, practices and policies applicable to the executive compensation program for the members of our executive management committee ("EMC"). The EMC is currently comprised of 10 employees – the five executives named in the Summary Compensation Table ("named executive officers") and all other executive vice presidents and senior vice presidents. Specific Committee responsibilities include reviewing and recommending to the Board the compensation for the EMC members, administering our equity-based compensation plans, and reporting on the entirety of the executive compensation program to the Board.

The Committee's scope of authority is dictated by its charter. The charter, which was adopted by the Board and may be revised only by the Board, is reviewed by the Committee annually and by the Board as it deems necessary.

The Committee has the authority to retain counsel and other experts. The Committee also possesses the sole authority to select, retain and terminate a compensation consultant, including the sole authority to approve the consultant's fees and other retention terms. In discharging its responsibilities, the Committee has full access to all relevant records and may also request that any officer, employee or consultant of Big Lots, including our human resources executives and our outside counsel, meet with any member of, or consultant to, the Committee.

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. Our human resources department and a management working group support the Committee's efforts and, in some cases, act pursuant to delegated authority to fulfill various functions in administering our employee benefit and compensation plans. Such delegation is permitted by the Committee's charter and each such plan. Those groups to whom the Committee has delegated certain responsibilities are each required to periodically report their activities to the Committee.

Compensation Philosophy and Objectives

Our general compensation philosophy is that total compensation should vary based on our achievement of financial and non-financial objectives, and any incentive compensation should be closely aligned with shareholder interests. This philosophy applies to all of our full-time, salaried employees, with a more significant level of variability and compensation at risk as an employee's level of responsibility increases.

Our goal is to develop compensation programs that have an appropriate mix of fixed and variable, short-term and long-term, and cash and equity compensation linked to individual and our corporate performance to align executive compensation with the interests of shareholders and to attract, retain and motivate highly-qualified employees. We feel that incentive-based compensation should be implemented with a high degree of responsiveness to our performance. To achieve this responsiveness, executive compensation in the form of equity incentives and bonus opportunities is based upon our performance.

The Committee annually reviews the total compensation paid to or earned by all EMC members. Total compensation is evaluated in light of our performance, the performance of areas of the business for which the executive is responsible, our projected future performance, the projected future performance of the areas of the business for which the executive is responsible, and the relationship between total compensation and shareholder return.

In fiscal 2004, the Committee engaged in a review of our executive compensation program and the philosophy driving the program. The Committee has continued this review, with the goal of refining, if warranted, the appropriate mix of compensation linked to individual and corporate performance. In the course of this review, the Committee has sought the advice of management and outside compensation consultants. The Committee also identified several key strategic compensation design priorities: (1) align executive compensation with shareholder interests; (2) inspire and reward superior performance by executives and us; (3) retain executives by paying them competitively; (4) motivate executives to contribute to our success and reward them for their performance; (5) manage executive compensation costs; and (6) continue to focus on corporate governance. While our compensation philosophy has not materially changed in recent years, the Board and the Committee regularly review whether these strategic priorities are being met, the merits of our philosophy, and factors that may influence a change in our philosophy. Based in part on our assessment of investor sentiment in recent years, we believe that our philosophy of tying a significant portion of executive compensation to our performance has been validated. We further believe that we have been able to attract and retain quality executives in recent years by providing candidates and existing executives with competitive compensation packages.

The adherence to and execution of our compensation philosophy is reviewed at least twice annually. At the first regularly scheduled Committee meeting of each year, the Committee meets with our CEO to review the performance of the EMC members (other than the CEO, whose performance is reviewed in his absence) and to consider our CEO's recommendations with respect to the EMC members' compensation (excluding the CEO's compensation). The Committee, in the absence of the CEO, then formulates recommended annual compensation packages for each EMC member and presents those recommendations to all of the outside directors. Following a discussion of the Committee's recommendations and making adjustments where the outside directors believe they are appropriate, the outside directors approve the annual compensation packages for the EMC members. At the final regularly scheduled Committee meeting of each year, the Committee reviews the types of equity awards that have been made historically (i.e., stock options and restricted stock), the executive compensation benchmarking survey data, the trends in equity compensation among our competitors, and the impact that any changes in laws and/or accounting standards may have on our equity awards to determine if the same types of equity awards should be used in the coming year or if we should explore the use of the other forms of equity compensation available under the Big Lots 2005 Long-Term Incentive Plan ("2005 Incentive Plan").

Executive Compensation Practices and Policies

The Committee's executive compensation practices and policies have been in place for several years, but are regularly reviewed by the Board, the Committee (at least annually) and management to ensure that they remain effective means of satisfying our compensation philosophy of aligning total compensation with shareholder interests, varying compensation with performance, and maintaining a competitive compensation program that enables us to attract, retain and motivate talented employees.

Benchmarking

Annually, the Committee obtains from independent compensation consultants executive compensation benchmarking surveys of selected Standard & Poor's Retail Stores Index companies and other companies with revenues similar to ours, including discount retailers, dollar stores, deep discount drugstore chains, traditional retailers and specialty retailers. The Committee's practice generally is to target total direct compensation levels for our EMC members at the fiftieth to seventy-fifth percentile when compared with total direct compensation of this compensation peer group, adjusted to the Columbus, Ohio market when possible. We believe that the application of a range is appropriate to provide flexibility for heightened compensation levels for those employees that excel and to attract top talent. For purposes of this evaluation, total direct compensation is comprised of salary, bonus at the targeted level and equity incentives.

For fiscal 2006, the compensation peer group was comprised of 96 companies who responded to one of several compensation surveys that we have obtained from independent compensation consultants. This group varies from year to year based on the Committee's assessment of which companies compete with us for talent and are similar to us in terms of industry or revenues and which companies participate in the compensation surveys that we receive from independent compensation consultants.

Individual Performance Evaluation

While the Committee does not rely solely on predetermined formulas when it evaluates the performance of the EMC members, the Committee generally measures overall individual performance of the executives against the following factors, although the factors considered may vary as required by business conditions:

- long-term strategic goals;
- short-term business goals;
- revenue and profit goals;
- improving operating margins;
- revenue growth versus the industry;
- earnings-per-share growth;
- continued optimization of organizational effectiveness and productivity;
- the development of talent and leadership; and
- the fostering of teamwork and other Big Lots' values.

In selecting individual and corporate performance factors for each EMC member and measuring an executive's performance against those factors, the Committee also considers the performance of our competitors and general economic and market conditions. None of the factors used by the Committee are assigned a specific weight. Instead, the Committee recognizes that the relative importance of these factors may change in order to adapt our operations to specific business challenges and to reflect the changing economic and marketplace conditions.

Linking Equity Awards with Performance

In determining the size of the equity awards for EMC members, the Committee and the Board undertake a two-step process. Initially, corporate performance is considered to establish the total pool of common shares that will be made available for equity awards to be granted to all EMC members collectively. Then, individual performance and the executive compensation benchmarking surveys are considered to determine the percentage of the total pool to be granted to each EMC member. We believe this process assists in ensuring that executive equity compensation is commensurate with corporate and individual performance.

Compensation Policies

The Committee believes that its policies should be tailored to ensure that each executive's total compensation is properly aligned with our philosophy. Accordingly, the Committee requires management to prepare and provide tally sheets that set forth the total compensation awarded to each EMC member for the immediately preceding two fiscal years, as well as estimated post-employment compensation that may be payable to such executives following certain events. These tally sheets also include an estimate of the amount of total value accumulated, and that will be accumulated, by each EMC member through prior equity awards (assuming employment continues, awards vest and the market price of our common shares fluctuates through the life of the awards). While the Committee considers the accumulated total value as a factor in setting future compensation levels and making future equity awards, this information is not a primary consideration. The Committee believes that its objectives of motivating executives to achieve short-term and long-term goals, rewarding executives for achieving those goals; and providing incentives for executives to continue their employment with us would not be adequately served if the accumulated total value of an EMC member's equity awards was the sole or a driving factor in awarding future compensation. The Committee also requires that it be provided an opportunity to review and comment on early drafts of this CD&A, so it may ensure that its philosophy, practices, polices and actions are accurately reflected.

Compensation Consultant

Pursuant to the authority granted to the Committee by its charter, the Committee from time-to-time retains independent compensation consultants and subscribes to executive compensation benchmarking surveys as it deems necessary. The benchmarking surveys are also shared with our human resources department. The Committee approves the scope of services to be performed by and the amount of compensation to be paid to independent compensation consultants.

In fiscal 2006, the Committee did not retain a compensation consultant for specialized advice, but did subscribe to multiple benchmarking surveys. In fiscal 2007, the Committee expects to subscribe to benchmarking surveys and to engage an independent compensation consultant to provide specific advice regarding the compensation of the EMC members and to consider various other compensation issues.

Role of Executives in Establishing Compensation

As described above, at the first regularly scheduled Committee meeting of each fiscal year, our CEO provides a review of the performance of the EMC members (other than the CEO, whose performance is reviewed by the Committee) and a report reflecting his recommendations as to the form and amount of equity and non-equity compensation for the other members of the EMC. The Committee and the other outside directors take into account the recommendations of the CEO when determining the compensation of the other EMC members.

Additionally, the Committee consults with our CEO and executives from our human resources and legal departments regarding the design and administration of our compensation programs, plans and awards for executives and directors. These executives provide advice regarding the competitive nature of existing and proposed compensation programs and the impact of accounting rules, laws and regulations on existing and proposed compensation programs. While these executives and our CEO attend general meetings of the Committee, and the CEO also participates in the Committee's discussions regarding the compensation of the other EMC members, they do not participate in executive sessions of the Committee or when executive compensation determinations are made by the Committee or the other outside directors.

Elements of In-Service Executive Compensation

Guided by our pay-for-performance philosophy, the primary compensation components for the named executive officers consist of salary, bonus opportunities under the Big Lots 2006 Bonus Plan ("2006 Bonus Plan"), and equity awards made under the 2005 Incentive Plan. The Committee believes these components properly align the financial interests and success of our executives with those of our shareholders. In addition, the named executive officers are entitled to certain benefits according to our policies and under our health, insurance and retirement plans.

Each element of compensation has been selected to make sure that our compensation program is competitive with those of other companies with whom we compete for talent, to attract, retain and motivate highly-qualified employees and to incentivize our named executive officers. We believe each of these elements and the mix of elements is appropriate as they are consistent with our compensation philosophy, further our compensation objectives, and are consistent with our compensation peer group. The Committee reviews each element at least annually.

Individual and corporate performance directly impacts the elements and amount of compensation paid to our named executive officers. For instance, a named executive officer's failure to meet individual goals may lead to his or her failure to receive compensation increases, a reduction in his or her compensation, or the termination of his or her employment. Additionally, excellent corporate performance may lead to greater bonus payouts and, possibly, to the achievement of financial performance objectives that accelerate restricted stock vesting. The Committee and the other outside directors also have discretion, subject to the limitations contained in the executives' employment agreements, in setting named executive officers' salary, bonus opportunities and equity awards.

Salary

Salary is cash compensation and is established annually for each named executive officer based on the executive's job responsibilities, overall individual performance, experience and qualifications, and by the competitive market. A minimum salary for each named executive officer is set forth in his or her respective employment agreement, as described below.

Bonus

The 2006 Bonus Plan provides for cash compensation to be paid annually when we achieve certain performance measures ("performance criteria"). In the case of the named executive officers, the performance criteria are based on certain corporate financial measures permitted to be used under the 2006 Bonus Plan. No right to a minimum bonus exists under the named executive officers' employment agreements or the 2006 Bonus Plan. The specific dollar amount that must be achieved to qualify for bonus payments under the performance criteria is proposed by the Committee and approved by the outside directors at the start of the fiscal year in conjunction with the Board's approval of our annual corporate financial operating plan.

The Committee and the other outside directors also establish "performance goals" at the beginning of each fiscal year. The performance goals equate to a percentage of salary. Performance goals are established at three levels: (1) the lowest percentage of salary that will be paid if the threshold performance criteria are met but the targeted performance criteria are not fully achieved ("floor"); (2) the percentage of salary that will be paid if the targeted performance criteria are met but not exceeded ("target"); and (3) the percentage of salary that will be paid if the targeted performance criteria are exceeded, subject to a maximum ("stretch"). The bonus awards that may be earned under the 2006 Bonus Plan range from the floor to the stretch performance goals, and include all amounts in between. The target and stretch performance goals for the named executive officers have been established in their respective employment agreements. The floor performance goal is set annually and has historically been one-half of the target performance goal. Subject to the terms of the employment agreements, the Committee and the other outside directors retain the right to adjust the performance goals and, in the past, have generally done so only as deemed necessary to realign an executive's bonus opportunity with our compensation philosophy.

Equity

The 2005 Incentive Plan replaced the 1996 Incentive Plan, which expired on December 31, 2005. Since January 1, 2006, all employee equity awards have been issued under the 2005 Incentive Plan. The 2005 Incentive Plan authorizes the grant of incentive and nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units and performance unit awards, any of which may be granted on a stand alone, combination or tandem basis. While the 2005 Incentive Plan allows various forms of equity compensation to be granted, to date, we have granted only stock options and restricted stock.

The purpose of the 2005 Incentive Plan is to provide a flexible, long-term vehicle that encourages the creation of long-term value for our shareholders and equity ownership by our named executive officers and other participants and, at the same time, helps to attract, retain and motivate highly-qualified employees. Awards under the 2005 Incentive Plan may be made to any salaried employee, consultant or advisor of Big Lots or its affiliates. The Committee determines: (1) the individuals to whom equity awards are made; (2) the number of common shares underlying each award; (3) the term of the award; (4) the award's vesting schedule, exercise period or settlement; (5) the type of consideration, if any, to be paid to us upon exercise of an award; and (6) all other terms and conditions of the awards. If equity compensation is granted to the named executive officers, such grants are made at the Committee's discretion within the limitations set forth in the 2005 Incentive Plan and are based on competitive market conditions, the responsibilities of the executive, and individual and corporate performance. In fiscal 2006 and fiscal 2007, the outside directors have approved the form and size of the CEO's equity awards after reviewing the Committee's recommendations.

The number of common shares available for issuance under the 2005 Incentive Plan consists of: (1) an initial allocation of 1,250,000 common shares; (2) 2,001,142 common shares, the common shares that were available under the 1996 Incentive Plan upon its expiration; and (3) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each fiscal year during which the 2005 Incentive Plan is in effect. Of this number, during the term of the 2005 Incentive Plan, no more than 33⅓% of all common shares may be issued in the form of restricted stock, restricted stock units and performance units and no more than 5,000,000 common shares may be issued pursuant to grants of incentive stock options. A participant may receive multiple awards under the 2005 Incentive Plan. Awards intended to qualify as "qualified performance-based compensation" under Section 162(m) of the IRC ("Section 162(m)") are limited to: (1) 2,000,000 shares of restricted stock per participant annually; (2) 3,000,000 common shares underlying stock options and SARs per participant during any three consecutive calendar years; and (3) $6,000,000 cash through performance units per participant during any three consecutive calendar years. Also, the 2005 Incentive Plan provides that the total number of common shares underlying outstanding awards granted under the 2005 Incentive Plan, the 1996 Incentive Plan, the Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan ("ESO Plan"), and the Director Stock Option Plan may not exceed 15% of the Company's issued and outstanding common shares (including treasury shares) as of any date. The 1996 Incentive Plan and the ESO Plan have expired, and there are no awards outstanding under the ESO Plan.

Pursuant to the terms of the 2005 Incentive Plan, the grant date of equity awards must be the later of the date the terms of the award are established by corporate action or the date specified in the award agreement. In fiscal 2006 and fiscal 2007, the outside directors, after consultation with the Committee, specified that the grant date of the equity awards was the second trading day following our release of results from our last completed fiscal year. This future date was established to allow the market to absorb and react to our release of material nonpublic information, and to avoid even the appearance that any employee, the Committee or the Board manipulated the terms of the equity awards. For equity awards made throughout the fiscal year, generally as a result of a hiring or promotion, the grant date is the date of the related event (i.e., the first day of employment or effective date of promotion).

Each stock option grant allows the recipient to acquire our common shares, subject to the completion of a vesting period and continued employment with us. Once vested, these common shares may be acquired at a fixed exercise price per share and they remain exercisable for the term set forth in the award agreement approved by the Committee. Pursuant to the terms of the 2005 Incentive Plan, the exercise price of a stock option may not be less than 100% of the volume-weighted average trading price of our common shares on the grant date or, if the grant date occurs on a day other than a trading day, on the next trading day. We believe this method is preferable to using the closing market price on the grant date as it is less vulnerable to market activity that may have only an instantaneous effect, positively or negatively, on the price of our common shares.

Under the restricted stock grants made pursuant to the 2005 Incentive Plan, if we meet a threshold financial performance objective established by the Committee and the other outside directors (as set forth in the award agreement) and the recipient remains employed by Big Lots, the restricted stock will vest at the opening of our first trading window that is five years after the grant date. For fiscal 2006, if we meet a higher financial performance objective (also established by the Committee and the other outside directors and set forth in the award agreement) and the recipient remains employed by Big Lots, the restricted stock will vest at the opening of our first trading window after we file with the SEC our Annual Report on Form 10-K for the year in which the higher financial performance objective is met. The restricted stock will also vest fully if there is a change in control of Big Lots (as defined in the 2005 Incentive Plan and as discussed generally in the "Change in Control" section of this CD&A), and will vest on a prorated basis in the event that the recipient dies or becomes disabled after the attainment of the threshold financial performance objective but before the lapse of the five year term. The restricted stock will be forfeited, in whole or in part, as applicable, if the recipient's employment with us terminates.

Upon a change in control (as defined in the applicable plan and as discussed generally in the "Change in Control" section of this CD&A), all awards outstanding under the 1996 Incentive Plan and the 2005 Incentive Plan automatically become fully vested. The Board may, from time to time, at its discretion, amend or terminate the 2005 Incentive Plan, except that no such amendment or termination may impair any rights under any award made prior to the amendment's effective date without the consent of the award recipient.

Given that several years must pass in order for named executive officers to realize the full value of equity awards, subject to acceleration when we exceed certain performance levels, we believe that our equity compensation awards greatly assist us in meeting our goal to retain and motivate the named executive officers.

Personal Benefits and Perquisites

While it is possible that other personal benefits and perquisites may be offered to named executive officers during the course of the year, the following are the personal benefits and perquisites that are generally provided only to employees at or above the vice president level: (1) coverage under the Executive Benefit Plan (as defined below); (2) enhanced long-term disability insurance coverage; and (3) use of an automobile or automobile allowance. The Committee evaluates and determines the personal benefits and perquisites received by named executive officers during its annual review of the named executive officers' total compensation.

Our practice is to offer employees protection from catastrophic healthcare-related events by offering medical and dental benefits under the Big Lots Associate Benefit Plan ("Benefit Plan") and by making vision and disability coverage available. During fiscal 2006, we offered medical and dental benefits to the named executive officers that were generally available to our other employees under the Benefit Plan, plus the opportunity to participate in the Big Lots Executive Benefit Plan ("Executive Benefit Plan"). The Executive Benefit Plan is a supplemental benefit plan that reimburses participants for health-related costs incurred but not covered under the Benefit Plan, up to an annual maximum reimbursement of $40,000 per family. Amounts received by named executive officers under the Executive Benefit Plan are treated as taxable income and are reflected in the "All Other Compensation" column of the Summary Compensation Table. We reimburse each executive receiving taxable benefits under the Executive Benefit Plan for the approximate amount of the executive's income and payroll tax liability relating to the benefits received.

We also offer short-term disability coverage to most employees and long-term disability coverage to all salaried employees. For the named executive officers, the benefits provided under the long-term disability coverage are greater than for employees below the level of vice president. Under the long-term disability coverage, a named executive officer may receive 67% of his or her monthly salary, up to $25,000 per month, until the executive is no longer disabled or turns age 65, whichever occurs earlier. The premiums for long-term disability coverage and the amount necessary to hold the named executive officer harmless from the income taxes resulting from such premium payments are paid by Big Lots.

All officers at or above the level of vice president have the option of using a Company automobile or accepting a monthly allowance. The value of the automobile and the amount of the allowance varies based on the officer's title.

We believe that these personal benefits and perquisites are generally commensurate with the benefits and perquisites provided to executives by our competitors and others in our compensation peer group. Accordingly, we believe these personal benefits and perquisites are reasonable and consistent with our executive compensation philosophy by better enabling us to attract and retain superior talent for key positions.

Employment Agreements

We are a party to employment agreements with each of the named executive officers. We entered into the employment agreements because the agreements, in exchange for minimum salary levels and target and stretch bonus performance goals, potential severance and change in control payments and other consideration, provide us with several protections, including non-competition, confidentiality, non-solicitation and continuing cooperation provisions, as discussed below. Further, the Board believes it is in the best interests of Big Lots and our shareholders to enter into these employment agreements to assure the undivided loyalty and dedication of the named executive officers so that we are able to rely upon the named executive officers' continued employment and objective advice, without concern that a named executive officer might be distracted by the personal uncertainties and risks created by a proposed change in control (as defined in the employment agreements, the 1996 Incentive Plan, the 2005 Incentive Plan and the 2006 Bonus Plan, and as discussed generally in the "Change in Control" section of this CD&A). The terms of the employment agreements are substantially similar and are described collectively herein except where their terms materially differ.

Under the terms of their employment agreements, the named executive officers are each entitled to receive at least the following minimum salaries, which amounts are not subject to an automatic increase: Mr. Fishman: $960,000; Mr. Cooper: $350,000; Mr. Waite: $405,000; Mr. Martin: $450,000; and Ms. Bachmann: $325,000.

The salaries of the named executive officers are determined annually by the Committee. At its annual review in February 2006, the Committee recommended, and the outside directors subsequently approved, the following fiscal 2006 salaries for the named executive officers: Mr. Fishman: $960,000; Mr. Cooper: $375,000; Mr. Waite: $520,000; Mr. Martin: $475,000; and Ms. Bachmann: $400,000. At its annual review in March 2007, the Committee recommended, and the outside directors subsequently approved, the following fiscal 2007 salaries for the named executive officers: Mr. Fishman: $1,025,000; Mr. Cooper: $400,000; Mr. Waite: $535,000; Mr. Martin: $500,000; and Ms. Bachmann: $415,000. We believe that these salaries are market-competitive and commensurate with each named executive officer's job responsibilities, overall individual performance, experience and qualifications.

Bonuses are not payable under the employment agreements unless we achieve the threshold performance criteria set annually at the discretion of the Committee and the other outside directors in connection with the Board's approval of our annual corporate financial operating plan (and subsequent to reviewing the recommendations of the Committee). Generally, the outside directors establish performance criteria that are slightly below (for the floor performance goal), at or near (for the target performance goal), and slightly to well above (for the stretch performance goal) our annual corporate financial operating plan. Because the outside directors consider the specific circumstances that we expect to face in the coming fiscal year (e.g., year over year comparable performance), the relationship between performance criteria and our annual corporate financial operating plan may vary significantly from year to year. At its annual review in February 2006, the Committee recommended, and the outside directors approved, the following fiscal 2006 target performance goals (expressed as a percentage of the named executive officers' fiscal 2006 salary), with the floor performance goals being one-half of the target and the stretch performance goals being twice the target: Mr. Fishman: 85%; Mr. Cooper: 50%; Mr. Waite: 75%; Mr. Martin: 60%; and Ms. Bachmann: 50%. At its annual review in March 2007, the Committee recommended, and the outside directors approved, retaining the same performance goals for fiscal 2007, except that Mr. Fishman's floor, target and stretch performance goals were increased to 50%, 100% and 200% of his salary, respectively.

Each employment agreement requires the named executive officer to devote his or her full business time to the affairs of Big Lots and prohibits the named executive officer from competing with us during his or her employment with us. Mr. Fishman's employment agreement includes several restrictive covenants that survive the termination of his employment, including confidentiality (infinite), non-solicitation (two years), non-competition (one year, but reduced to six months following a change in control), continuing cooperation (three years), and non-disparagement (infinite). More specifically, the agreement requires Mr. Fishman to return to Big Lots all tangible confidential information and intellectual property in his possession upon termination of employment and requires him to hold all intangible confidential information and intellectual property in confidence following the termination of his employment. For two years following his termination, Mr. Fishman may not solicit any employee to leave employment with Big Lots or seek to employ any employee of Big Lots. For two years following his termination, Mr. Fishman may not solicit any person or entity having a business relationship with Big Lots to discontinue or reduce the extent of that relationship with Big Lots. For one year following his termination (or six months following a change in control), Mr. Fishman may not engage in business for his own benefit, or provide services to another that is engaged in business, that is similar to our business or become employed by or consult with certain competitors. For three years following his termination, Mr. Fishman is required to cooperate with us and not to voluntarily participate with third parties in actions adverse to us. Following termination, Mr. Fishman shall not disparage Big Lots.

The employment agreements with Mr. Waite, Mr. Martin and Ms. Bachmann include several restrictive covenants and agreements that survive the termination of his or her employment, including non-competition (one year), confidentiality (two years) and non-solicitation (two years). Mr. Cooper's employment agreement includes several restrictive covenants and agreements that survive the termination of his employment, including confidentiality (infinite), non-solicitation of employees and vendors (two years), non-competition (one year, but reduced to six months following a change in control), continuing cooperation (infinite), and non-disparagement (infinite). The substance of these provisions in the employment agreements with Mr. Cooper, Mr. Waite, Mr. Martin and Ms. Bachmann is substantially similar to the same provisions in Mr. Fishman's employment agreement described above.

For a discussion of compensation that may be paid to the named executive officers after termination of their employment with Big Lots, see "Description and Elements of Post-Termination Executive Compensation" below.

Change in Control

Generally, pursuant to the named executive officers' employment agreements, the 1996 Incentive Plan, the 2005 Incentive Plan, the 2006 Bonus Plan, the Supplemental Pension Plan (as defined below), and the Supplemental Savings Plan (as defined below), a "change in control" (and a "change of control," as such term is used interchangeably with "change in control" in certain employment agreements and the 2006 Bonus Plan) is deemed to occur if:

- any person or group (as defined in Section 13(d) under the Exchange Act) becomes the beneficial owner, or has the right to acquire, 20% or more (or actually acquires 35% or more, in the case of the 2006 Bonus Plan) of our outstanding voting securities;
- a majority of the Board is replaced within any two year (one year, in the case of the 2006 Bonus Plan) period by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board at any date consists of persons not so nominated and approved; or
- our shareholders approve an agreement to merge or consolidate with an unrelated company or an agreement to sell or otherwise dispose of all or substantially all of our assets to an unrelated company (or, in the case of the 2006 Bonus Plan, a person or group acquires 40% or more of the gross fair market value of our assets).

Notwithstanding the foregoing definition, pursuant to the named executive officers' employment agreements and the plans specified above, a change in control does not include any transaction, merger, consolidation or reorganization in which we exchange, or offer to exchange, newly issued or treasury shares in an amount less than 50% of our then-outstanding voting securities for 51% or more of the outstanding voting securities of an unrelated company or for all or substantially all of the assets of such unrelated company.

Pursuant to the employment agreements, the named executive officer's termination in connection with a change in control is generally deemed to occur if, during the applicable protection period (as discussed below), we or any other party to the change in control (e.g., the unrelated acquirer or successor company):

- terminate the executive without cause;
- in the case of Mr. Fishman and Mr. Cooper, breach a term of the employment agreement; or
- in the case of Mr. Cooper, Mr. Waite, Mr. Martin and Ms. Bachmann, constructively terminate the executive (i.e., a resignation results from the imposition of a material adverse change in the executive's duties, compensation or reporting relationships after our failure to cure such condition).

The protection period provided in the named executive officers' employment agreements and applicable to the named executive officers' termination in connection with a change in control is two years following a change in control. Additionally, Mr. Fishman's protection period includes the six months preceding a change in control, and Mr. Cooper's protection period includes the three months preceding a change in control.

Retirement Plans

We maintain four retirement plans: (1) a tax-qualified, funded noncontributory defined benefit pension plan ("Pension Plan"); (2) a non-qualified, unfunded supplemental defined benefit pension plan ("Supplemental Pension Plan"); (3) a tax-qualified defined contribution plan ("Savings Plan"); and (4) a non-qualified supplemental defined contribution plan ("Supplemental Savings Plan"). We believe that these plans are generally commensurate with the retirement plans provided by our competitors and others in our compensation peer group, and that providing these plans allows us to better attract and retain superior talent for key positions.

Pension Plan and Supplemental Pension Plan

The Pension Plan is maintained only for certain employees whose hire date preceded April 1, 1994. Effective January 1, 1996, the benefits accrued under the Pension Plan for certain highly compensated individuals were frozen at the then current levels. The Supplemental Pension Plan is maintained only for those executives whose benefits were frozen under the Pension Plan on January 1, 1996. Based on their respective dates of hire, Mr. Fishman, Mr. Cooper, Mr. Martin and Ms. Bachmann may not participate in the Pension Plan or the Supplemental Pension Plan.

The Pension Plan is intended to qualify under the IRC and comply with the Employee Retirement Security Income Act of 1974, as amended. The amount of the Big Lots' annual contribution to the Pension Plan is actuarially determined to accumulate sufficient funds to maintain projected benefits. The Supplemental Pension Plan constitutes a contract to pay benefits upon retirement as therein defined. The Supplemental Pension Plan is designed to pay the same benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. We have no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of our general creditors.

Effective January 1, 1993, the annual retirement benefits payable upon retirement under the Pension Plan and the Supplemental Pension Plan was, and continues to be, equal to 1% of average annual compensation during the participant's highest five consecutive year period multiplied by the years of service up to a maximum of 25 ("Normal Retirement Pension"), with participation and benefits being limited to either plan, but not both plans, in and for any single year based on the participant's status as a highly compensated employee, as defined in the IRC. This benefit is payable when a participant reaches the normal retirement age of 65; however, the Pension Plan and Supplemental Pension Plan provide the option to retire early (generally at age 55) and to continue employment beyond the normal retirement age.

Under the Pension Plan and the Supplemental Pension Plan, a participant who has reached the age of 55 and has at least five years of service with Big Lots can elect to retire early and receive a reduced monthly pension commencing on the date of the participant's early termination. Alternatively, a participant who has reached the age of 65 can elect to continue employment with Big Lots and continue participation in either the Pension Plan or Supplemental Pension Plan until the participant retires, at which point the participant shall receive his Normal Retirement Pension. Participants who terminate employment due to a disability are entitled to a pension amount equal to the actuarially-determined present value of the Normal Retirement Pension. The spouse of a participant who dies before retirement is entitled to receive an amount equal to the actuarially-determined present value of the Normal Retirement Pension reduced for the period of time that the death or twenty-fifth anniversary of employment, if later, precedes the normal retirement age. Finally, a participant who terminates employment for a reason other than death or retirement may receive a reduced pension amount determined by the number of years the participant worked for Big Lots.

Normally, a participant will receive a monthly payment from the Pension Plan and/or, if the participant was a highly compensated employee during his or her service period, the Supplemental Pension Plan upon reaching the normal age of retirement (or earlier if the participant elects the early retirement option). Alternatively, a participant can elect to receive a lump sum payment of the entire actuarial equivalent of the participant's accrued retirement pension or a reduced pension payable over a fixed number of months or elect the purchase of an annuity contract equivalent in value to the actuarial equivalent of the participant's accrued retirement pension. Upon a change in control, we may elect to effectuate a lump sum payment of all amounts accrued under the Supplemental Pension Plan.

For purposes of calculating benefits under the Pension Plan, compensation is defined to include a two month equivalent of the total cash remuneration (including overtime) paid for services rendered during a plan year prior to salary reductions pursuant to Sections 401(k) or 125 of the IRC, including bonuses, incentive compensation, severance pay, disability payments and other forms of irregular payments. The table below illustrates the amount of annual benefits payable at age 65 to a person with the specified five year average compensation and years of service under the Pension Plan combined with the Supplemental Pension Plan.

Final Average Compensation	Years of Service			
	10	15	20	25
$100,000	$10,000	$15,000	$20,000	$25,000
$125,000	$12,500	$18,750	$25,000	$31,250
$150,000	$15,000	$22,500	$30,000	$37,500
$175,000	$17,500	$26,250	$35,000	$43,750
$200,000	$20,000	$30,000	$40,000	$50,000
$225,000	$20,700	$31,050	$41,400	$51,750

The maximum annual benefit payable under the Pension Plan is restricted by the IRC ($175,000 for calendar year 2006). At December 31, 2006, the maximum five year average compensation taken into account for benefit calculation purposes was $207,000. The compensation taken into account for benefit calculation purposes is limited by law ($220,000 for calendar year 2006), and is subject to statutory increases and cost-of-living adjustments in future years. At December 31, 2006, Mr. Waite had 18 years of credited service. Income recognized as a result of the exercise of stock options is disregarded in computing benefits under the Pension Plan. A participant may elect whether the benefits are paid in the form of a single life annuity, a joint and survivor annuity or as a lump sum upon reaching the normal retirement age of 65.

Savings Plan and Supplemental Savings Plan

All of the named executive officers, as well as substantially all other full-time employees, are eligible to participate in the Savings Plan, our "401(k) plan." The Supplemental Savings Plan is maintained for those executives participating in the Savings Plan who desire to contribute more than the amount allowable under the Savings Plan. The Supplemental Savings Plan constitutes a contract to pay deferred salary and limits deferrals in accordance with prevailing tax law. The Supplemental Savings Plan is designed to pay the deferred compensation in the same amount as if contributions had been made to the Savings Plan. We have no obligation to fund the Supplemental Savings Plan, and all assets and amounts payable under the Supplemental Savings Plan are subject to the claims of general creditors of Big Lots.

In order to participate in the Savings and Supplemental Savings Plans, an eligible employee must satisfy applicable age and service requirements and must make contributions to such plans ("Participant Elective Contributions"). Participant Elective Contributions are made through authorized payroll deductions to one or more of the several investment funds available under the Savings Plan. Prior to September 8, 2006, one of the funds available to participants was a stock fund invested solely in Big Lots' common shares. All Participant Elective Contributions are matched by us ("Employer Matching Contributions") at a rate of 100% for the first 2% of salary contributed, and 50% for the next 4% of salary contributed; however, only Participant Elective Contributions of up to 6% of the employee's compensation will be matched.

Under the Savings Plan and the Supplemental Savings Plan, a participant who has terminated employment with Big Lots is entitled to all funds in his or her account, except that if termination is for a reason other than retirement, disability or death, then the participant is entitled to receive the vested portion of the Employer Matching Contribution only. Under both plans, the Employer Matching Contribution vests as follows: 0% until two years of service are completed, 25% once two years of service are completed, and an additional 25% for each of the three subsequent years of service completed. All other unvested accrued benefits pertaining to Employer Matching Contributions will be forfeited. Upon a change in control, we may elect to effectuate a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan.

Minimum Share Ownership and Retention

We do not require that the named executive officers (or any director or other employee) own a minimum amount of our shares, because we believe that personal investment choices should be left to each individual. While we do not believe it is necessary or appropriate to require a named executive officer to own a minimum amount of our shares, the Committee does consider the equity awards that have been made to our named executive officers during its annual review of total compensation. Because a significant portion of the named executive officers' total compensation is in the form of equity awards, we further believe that the named executive officers each have a material equity interest in Big Lots without also imposing a minimum share ownership requirement.

On November 21, 2005, we announced that the Committee, after discussion with the Board, approved accelerating the vesting of stock options awarded on or before February 21, 2005, except those stock options previously granted to our former chief executive. Additionally, the Committee imposed a holding period that requires all directors and EMC members to refrain from selling net shares acquired upon any exercise of these accelerated stock options until the date on which the exercise would have been permitted under the stock options' original vesting terms or, if earlier, the recipient's death, disability or termination of employment. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded following the adoption in the first quarter of fiscal 2006 of Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, which requires an entity to measure the cost of services received in exchange for an award of equity instruments based on the grant date fair value of the award.

Only those stock options that were accelerated in November 2005 are subject to a retention policy. We have no other share retention guidelines. Consistent with our no minimum share ownership policy, we do not require the named executive officers to hold our shares for a minimum period of time, because we believe that personal investment choices should be left to each individual.

Elements of Post-Termination Executive Compensation

The triggering events that may provide the named executive officers with post-termination compensation under the executives' employment agreements are: (1) involuntary termination without cause; (2) termination following the executive's disability; (3) termination upon the executive's death; and (4) termination following a change in control.

Under each employment agreement, the named executive officer's employment may be terminated for cause, as defined therein. If a named executive officer is terminated for cause, we have no further obligation to pay any unearned compensation or to provide any future benefits to the executive. The named executive officers are entitled to receive salary continuation for two years, in the case of Mr. Fishman, or one year, in the case of the other named executive officers, if terminated without cause, 6 months if terminated in connection with becoming disabled, and a lump sum payment equal to two times his or her salary if terminated in connection with a change in control. Additionally, each named executive officer is entitled to receive a prorated bonus for the fiscal year in which his or her termination is effective if he or she is terminated without cause or is terminated in connection with his or her death or disability, and two times his or her stretch bonus if terminated following a change in control. In the event a named executive officer is terminated in connection with a change in control, he or she is also entitled to receive a payment ("Tax Gross-Up Amount") in the amount necessary to hold him or her harmless from the effects of Sections 280G and 4999 of the IRC, which IRC sections could subject the payments due under these employment agreements to excise tax liability. The compensation payable on account of a change in control may be subject to the deductibility limitations of Sections 162(m) and 280G of the IRC.

Mr. Fishman is entitled to receive continued healthcare coverage for up to two years following a termination without cause or if terminated in connection with a change in control, plus a Tax Gross-Up Amount. The other named executive officers are entitled to receive continued healthcare coverage for up to 12 months following a termination without cause or if terminated in connection with a change in control, plus a Tax Gross-Up Amount, except that Mr. Cooper is entitled to receive up to two years of coverage if he is terminated in connection with a change in control. Each of the named executive officers is entitled to receive continued healthcare coverage for 6 months following termination due to disability, plus long-term disability benefits. Additionally, if terminated without cause, each named executive officer is entitled to continue receiving an automobile or automobile allowance for 24 months, in the case of Mr. Fishman, or 12 months, in the case of the other named executive officers.

If a change in control (as defined by the applicable equity incentive plan) occurs, then all outstanding stock options become exercisable upon the change in control to the full extent of the original grant and all remaining unvested restricted stock vests. If termination of employment results from death or disability, then all exercisable stock options may be exercised until the earlier of the stock option award expiration date or one year after termination of employment, under the 2005 Incentive Plan, or one year after death or disability, under the 1996 Incentive Plan. Additionally, if termination of employment results from death or disability, then unvested restricted stock will: (1) be forfeited, for the January 2005 retention package awards made under the 1996 Incentive Plan; (2) vest in increments of 20% for each consecutive year of employment completed since the grant date, for the July 2005 award to Mr. Fishman made under the 1996 Incentive Plan; and (3) vest in increments of 20% for each consecutive year of employment completed since the grant date, if the threshold financial performance objective is met while employed, for restricted stock awards made under the 2005 Incentive Plan. Upon termination for any other reason, all exercisable stock options then held may be exercised until the earlier of the stock option award expiration date or 90 days after termination of employment, under the 2005 Incentive Plan, or three months after termination of employment, under the 1996 Incentive Plan. Any restricted stock awards not vested at termination of employment, for reasons other than death or disability, shall be forfeited.

For a discussion of the effect of termination under the Pension Plan, Supplemental Pension Plan, Savings Plan and Supplemental Savings Plan, see "Retirement Plans" above.

Compensation Committee Activity

The Committee met in February and November of 2006, including in executive session at its February 2006 meeting. Each Committee member attended both meetings.

In the process of reviewing each component of executive compensation separately, and in the aggregate, the Committee directs our human resources department to prepare an internal pay equity analysis comparing the relative compensation between the CEO and the other EMC members. The comparison includes all components of compensation. Prior to hiring Mr. Fishman, the relative difference between CEO compensation and the compensation of our other named executive officers had not increased significantly over the years. While Mr. Fishman's compensation package increases the relative difference between CEO compensation and the compensation of our other named executive officers, the Committee believes that the increased disparity is appropriate and was necessary in order to attract a chief executive with Mr. Fishman's experience.

As part of its review of the bonus component of our executive compensation program for fiscal 2006, the Committee and the other outside directors considered various indicia of corporate achievement in order to establish meaningful performance criteria under the 2006 Bonus Plan. In February 2006, the outside directors chose, upon the Committee's recommendation, to use a formula based on each named executive officer's salary and a measure of our income. We believe the performance criteria established for fiscal 2006 bears a strong relationship to our philosophy of aligning executive compensation with the interests of our shareholders. The aim in setting the performance criteria was to reward 2006 Bonus Plan participants while encouraging strong corporate earnings growth.

Specifically, the performance criterion applied for fiscal 2006 bonus determinations under the 2006 Bonus Plan was the greatest of the following measures: (1) income from continuing operations; (2) income (loss) from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); (3) income before extraordinary item(s); and (4) net income, with each such measure being adjusted to remove the effect of equitable adjustments for unusual or non-recurring events, transactions or accrual items. Of the potential performance criteria above, the net income measure was the greatest for fiscal 2006.

In making adjustments to remove the effect of unusual or non-recurring event items, the following were considered for fiscal 2006: (1) asset impairments as described in SFAS No. 144, as amended or superseded; (2) merger integration costs; (3) merger transaction costs; (4) loss or profit attributable to a reportable segment as described by SFAS No. 131, as amended or superseded of any entity or entities acquired during fiscal 2006; (5) tax settlement charges; (6) the relevant tax effect of new tax legislation enacted after the beginning of fiscal

2006; (7) extraordinary items, events or transactions as described in Accounting Principles Board Opinion No. 30, as amended or superseded; (8) unusual in nature, or infrequent in occurrence items, events or transactions (that are not "extraordinary" items) as described in Accounting Principles Board Opinion No. 30, as amended or superseded; (9) other non-recurring items or other non-GAAP financial measures (not otherwise listed); (10) unrealized gains or losses on investments in debt and equity securities as described in SFAS No. 115, as amended or superseded; and (11) gain or loss recognized as a result of derivative instrument transactions or other hedging activities as described in SFAS No. 133, as amended or superseded.

In light of our performance in fiscal 2006, the performance criteria established by the Committee and the outside directors were exceeded and bonuses were paid at stretch levels for performance in fiscal 2006. As a consequence of the fiscal 2006 bonus payments, fiscal 2006 total cash compensation for the named executive officers was at or above the market average. (Note that the compensation surveys used to determine market average for each position report only the bonus potential at targeted levels of performance and not beyond.) We believe higher than market average total cash compensation is appropriate in light of our fiscal 2006 performance, and that it is consistent with our philosophy that we perform at high levels to deliver at or above-market compensation.

As discussed above, the Committee also reviewed an estimate of the amount of total value accumulated and that will be accumulated by each EMC member through prior equity awards (assuming employment continues, awards vest and the market price of our common shares fluctuates through the life of the awards). While the Committee considers the accumulated value information as a factor in making recommendations on future compensation, this information is not a primary consideration.

Based on their review of each component of executive compensation separately, and in the aggregate, the Committee and the other outside directors determined that the named executive officers' total compensation for fiscal 2006 was reasonable and not excessive.

Since the beginning of fiscal 2007, the Committee has met once. At this meeting, the Committee: (1) certified that a bonus was payable for fiscal 2006 under the 2006 Bonus Plan; (2) reviewed the total compensation tally sheets and compensation history for all EMC members; (3) reviewed an internal pay equity analysis and compensation benchmarking data; and (4) formulated its recommendations to the other outside directors for fiscal 2007 executive compensation, including the fiscal 2007 bonus performance criteria and restricted stock financial performance objectives. The Committee has also reviewed drafts of this CD&A and the other compensation disclosures required by the SEC. At the subsequent Board meeting, the outside directors approved the fiscal 2007 compensation packages for the EMC members.

Impact of Performance on Compensation

Our compensation program is designed to reward positive contributions toward the achievement of our strategic business goals, appreciation in our shareholder value, and our overall corporate performance. We believe the amounts paid to our executives are appropriate and are furthering our compensation philosophy and strategic business goals. In this section of the CD&A, we discuss the various performance measures that we have selected to illustrate our commitment to tying corporate performance to a substantial portion of our executive compensation program. While we cannot control the market price of our common shares, we strive to provide strong results that may lead to increased shareholder value. Additionally, the Committee believes it is in our best interests and the best interests of our shareholders to require that we achieve certain corporate performance metrics in order for EMC members to receive bonus and restricted stock awards so that we can preserve the deductibility of such awards under Section 162(m).

The performance criterion applied for fiscal 2006 bonus determinations under the 2006 Bonus Plan was the greatest of the following measures: (1) income from continuing operations; (2) income (loss) from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); (3) income before extraordinary item(s); and (4) net income, with each such measure being adjusted to remove the effect of any equitable adjustments for unusual or non-recurring events, transactions or accrual items (as such events, transactions and items are described above). The corporate performance levels adopted in connection with bonus compensation earned for fiscal 2006 performance under the 2006 Bonus Plan were $38,625,000 (floor), $47,799,000 (target), and $80,629,000 (stretch) under net income performance criterion.

The measure applied to the restricted stock awards made in fiscal 2006 under the 2005 Incentive Plan was the greatest of: (1) income (loss) per common share – diluted from continuing operations; (2) income (loss) per common share – diluted from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); (3) income (loss) per common share – diluted before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); and (4) net income (loss) per common share – diluted, with each such measure adjusted to remove the effect of any unusual or non-recurring event, transaction or accrual items. Of the four measures above, the net income per share measure was the greatest for fiscal 2006. The financial performance objectives used in connection with restricted stock awards were a threshold financial performance objective of $0.25 under one of the above measures in order to allow the award to become eligible to vest under one of three scenarios (i.e., the attainment of a higher financial performance objective, the grantee's death or disability, or the lapsing of five years while remaining continuously employed) and a higher financial performance objective of $0.87 under one of the above measures in order to vest the award.

When, in February 2006, the Committee recommended, and the outside directors approved, the targeted and maximum performance criteria and target and stretch performance goals under the 2006 Bonus Plan and the higher financial performance objective under the 2005 Incentive Plan, we believed those measures represented very strong performance and would be difficult to obtain. However, we exceeded the expectations of the Board, the Committee and management during fiscal 2006 and, thus, the stretch performance goal and the higher financial performance objective were achieved. As is illustrated by the performance metrics and targets described above, we believe that performance and compensation are very tightly tied.

Compensation for the Named Executive Officers in Fiscal 2006

Except where we have discussed the specifics of a named executive officer's fiscal 2006 compensation, the evaluation and establishment of the named executive officers' fiscal 2006 compensation was substantially similar. We believe compensation for the named executive officers in fiscal 2006 was established consistent with our executive compensation philosophy, practices and polices.

In setting the compensation of Mr. Fishman for fiscal 2006, the outside directors generally followed the philosophy, practices and policies described in this CD&A (e.g., tying a substantial portion of total compensation to Big Lots' future performance with non-qualified stock options, restricted stock, and a performance-based cash bonus opportunity). Because Mr. Fishman had been with us for only seven months when the outside directors reviewed his compensation in February 2006, the outside directors chose to maintain his then-current base salary. However, based on the outside directors' assessment of Mr. Fishman's performance to date, his ability to formulate and execute our long-term and short-term strategic, operational and business plans, and the requirements to retain Mr. Fishman within the highly competitive discount retail industry, the outside directors increased his bonus potential and made stock option and restricted stock awards to Mr. Fishman. Accordingly, Mr. Fishman's total compensation reflects a consideration of competitive forces and the perceived value that Mr. Fishman brings to us.

The salaries paid to the named executive officers for fiscal 2006 are shown in the "Salary" column of the Summary Compensation Table. Annual increases (if any) are made in the discretion of the Committee and the other outside directors. Generally, salary adjustments for the named executive officers are based upon the factors described herein; however, salary adjustments are subjectively determined and are not formally tied to specific performance criteria. The Committee has chosen not to adopt any specific schedule of salary increases, and may adjust the named executive officers' respective salaries without regard to adjustments in the salaries of other executives. Based on the various factors described in this CD&A, including the competitive market and individual and corporate performance, each of the named executive officers except Mr. Fishman received a salary increase in fiscal 2006. Due to the brevity of his employment, the Committee felt it was inappropriate to increase Mr. Fishman's fiscal 2006 annualized salary over the minimum established by his employment agreement.

The bonuses paid to the named executive officers for fiscal 2006 are shown in the "Non-Equity Incentive Compensation Earnings" column of the Summary Compensation Table. As a result of our performance in fiscal 2006, bonuses were paid at the stretch level.

The equity compensation awarded to the named executive officers in fiscal 2006 is reflected in the Grants of Plan-Based Awards table. The fiscal 2006 equity compensation for the named executive officers consisted of non-qualified stock options and restricted stock awards under the 2005 Incentive Plan. The stock options awarded to the named executive officers in fiscal 2006 have an exercise price equal to the fair market value of our common shares on the grant date, vest equally over four years, and expire seven years after the grant date. Because we met both the threshold and higher financial performance objectives in fiscal 2006, the restricted stock awards granted in fiscal 2006 are expected to vest at the opening of our first trading window occurring after we file our fiscal 2006 Annual Report on Form 10-K with the SEC. The Committee believes that the grant of a significant quantity of stock options and restricted stock to the named executive officers further links their interests with the interests of our shareholders and provides us with a significant retention and motivation tool. Consequently, the named executive officers' equity interests in Big Lots, through stock options and restricted stock, comprise a substantial portion of their compensation and help to align their personal rewards and motivation with our performance and shareholder value.

Impact of Tax and Accounting Treatments

Internal Revenue Code Section 162(m)

Under the Omnibus Budget Reconciliation Act of 1993, provisions were added to Section 162(m) of the IRC, which generally limit the tax deductions for compensation expense in excess of $1 million paid to our CEO and our four other highest compensated executives. Compensation in excess of $1 million may be deducted if it is "performance-based compensation" within the meaning of Section 162(m). As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m). We believe that compensation paid under our equity and bonus compensation plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee or the outside directors may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executives.

For fiscal 2006, the Committee believes it has taken the necessary actions to preserve the deductibility of all payments made under our executive compensation program, with the exception of a portion of the compensation paid to Mr. Fishman in connection with the vesting of restricted stock awarded upon his commencing employment with us in fiscal 2005. If the IRC or the related regulations change, the Committee intends to take reasonable steps to ensure the continued availability of deductions for payments under our executive compensation program, while at the same time considering the goals of the Company's executive compensation philosophy and the competitive market for executive leadership talent.

Internal Revenue Code Section 409A

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, we believe we are operating in good faith compliance with the statutory provisions which were effective January 1, 2005. Additional discussion of our nonqualified deferred compensation arrangements is provided above under the heading "Retirement Plans" and with the compensation tables following this Compensation Discussion and Analysis.

Statement of Financial Accounting Standards No. 123(R)

Beginning in the first quarter of fiscal 2006, we began accounting for stock-based payments in accordance with the requirements of SFAS No. 123(R). As discussed above, we accelerated the vesting of certain stock options in November 2005 primarily to reduce non-cash compensation expense that would have been recorded following our adoption of SFAS No. 123(R). Since our adoption of SFAS No. 123(R), we have begun to make more full-value awards in the form of restricted stock and fewer awards of stock options.

Conclusion

The Committee believes our executive compensation philosophy, practices, policies and program are designed to foster a performance-oriented culture that aligns our executives' interests with those of our shareholders. The Committee further believes that each element of compensation, the amount available under each element of compensation, and the total compensation of our named executive officers is reasonable, appropriate and responsive to the goal of improving shareholder return, and serves to attract, retain and motivate highly-qualified employees. Our compensation program rewards positive contributions toward the achievement of our strategic business goals, appreciation in shareholder value, and overall corporate performance.

Summary Compensation Table

The following table sets forth the compensation earned by or paid to the named executive officers (Mr. Fishman, our CEO; Mr. Cooper, our Chief Financial Officer; and each of our three other most highly compensated executive officers in fiscal 2006) for services rendered to us during the past fiscal year.

Name and Principal Position *(1)* (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)*(2)* (e)	Option Awards ($)*(3)* (f)	Non-Equity Incentive Plan Compensation ($)*(4)* (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)*(5)* (h)	All Other Compensation ($)*(6)(7)(8)* (i)	Total ($)*(9)* (j)
Steven S. Fishman, *Chairman, Chief Executive Officer and President*	2006	960,000	—	503,769	879,262	1,632,000	—	14,559	3,989,590
Joe R. Cooper, *Senior Vice President and Chief Financial Officer*	2006	371,209	—	96,278	50,675	375,000	—	26,899	920,061
Brad A. Waite, *Executive Vice President, Human Resources, Loss Prevention, Real Estate and Risk Management*	2006	516,978	—	225,350	57,473	780,000	16,489	35,018	1,631,308
John C. Martin, *Executive Vice President, Merchandising*	2006	473,475	—	128,977	26,574	570,000	—	25,929	1,224,955
Lisa M. Bachmann, *Senior Vice President, Merchandise Planning/Allocation and Chief Information Officer*	2006	396,195	—	96,278	50,675	400,000	—	29,901	973,049

(1) We are a party to an employment agreement with each of the named executive officers, the material terms of which are described in the "Employment Agreements" and "Elements of Post-Termination Executive Compensation" sections of the CD&A.

(2) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2006 in accordance with SFAS 123(R), excluding any estimate of forfeitures related to service-based vesting conditions, and thus may include amounts from stock awards granted in and prior to fiscal 2006 pursuant to the 1996 Incentive Plan and the 2005 Incentive Plan. See Note 7 (Stock Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Stock-Based Compensation section of MD&A in our Form 10-K regarding the assumptions underlying the valuation of equity awards.

(3) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2006 in accordance with SFAS 123(R), excluding any estimate of forfeitures related to service-based vesting conditions, and thus may include amounts from option awards granted in and prior to fiscal 2006 pursuant to the 1996 Incentive Plan and the 2005 Incentive Plan. See Note 7 (Stock Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Stock-Based Compensation section of MD&A in our Form 10-K regarding the assumptions underlying the valuation of equity awards.

(4) The amounts in this column reflect cash bonuses earned for fiscal 2006 performance pursuant to the 2006 Bonus Plan. A portion of the cash bonuses earned by Mr. Cooper and Mr. Martin and included in this column were deferred into the Supplemental Savings Plan upon the payment of such amounts in fiscal 2007. The Supplemental Savings Plan is described in the "Savings Plan and Supplemental Savings Plan" section of the CD&A.

(5) The amount in this column reflects the actuarial increase in the present value of Mr. Waite's benefits under the Pension Plan and the Supplemental Pension Plan determined from December 31, 2005 to December 31, 2006, the plans' measurement date for financial statement reporting purposes. See Note 8 (Employee Benefit Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Pension section of MD&A in our Form 10-K regarding the interest rate, mortality rate and other assumptions underlying the actuarial calculations.

(6) The amounts in this column include the following compensation for the named executive officers, as more fully described in the table included with this footnote:

i. The reimbursement of taxes related to our payment of healthcare costs covered by the Executive Benefit Plan, long-term disability insurance coverage, and taxable moving expenses;

ii. Big Lots matching contributions made pursuant to the Savings Plan and the Supplemental Savings Plan, both of which are described in the "Savings Plan and Supplemental Savings Plan" section of the CD&A;

iii. The reimbursement of healthcare costs covered by the Executive Benefit Plan, which is described in the "Personal Benefits and Perquisites" section of the CD&A;

iv. Big Lots paid premiums for life insurance, which is generally available to all full-time employees;

v. Big Lots paid premiums for long-term disability insurance, which is described in the "Personal Benefits and Perquisites" section of the CD&A;

vi. The cost associated with the use of an automobile or the receipt of a cash allowance in lieu of an automobile; and

vii. The reimbursement of taxable moving expenses.

Name	Reimbursement of Taxes ($)	Big Lots Contributions to Defined Contribution Plans ($)	Reimbursement of Healthcare Costs under Executive Benefit Plan ($)	Big Lots Paid Life Insurance Premiums ($)	Big Lots Paid Long-Term Disability Insurance Premiums ($)	Use of Automobile or Automobile Allowance ($)	Reimbursement of Taxable Moving Expenses ($)
Mr. Fishman	1,951	—	1,660	1,380	2,016	7,072	480
Mr. Cooper	1,893	8,800	3,258	768	774	11,406	—
Mr. Waite	4,393	8,800	7,363	1,380	1,082	12,000	—
Mr. Martin	1,326	8,800	1,831	980	992	12,000	—
Ms. Bachmann	3,029	8,800	5,625	820	827	10,800	—

(7) In fiscal 2006, Mr. Fishman and Mr. Cooper each received a personal benefit related to a business trip to visit the NYSE on a corporate aircraft. We reported earnings of $675 (plus $317 for tax reimbursement) for both executives on Form W-2 related to such trip, which earnings were calculated in accordance with the Standard Industry Fare Level (SIFL) rate method permitted by the Internal Revenue Service. Because we did not incur any aggregate incremental cost in connection with such trip, no related amounts are included in this column.

(8) We purchase tickets to entertainment and sporting venues for the primary purpose of allowing employees to use such tickets in furtherance of our business. Because we incur no incremental cost if a named executive officer uses such tickets for purposes other than our business, such tickets are not included in the amounts included in this column.

(9) As a percentage of total compensation, the named executive officers' respective salary and non-equity incentive plan compensation (i.e., bonuses earned under the 2006 Bonus Plan) were as follows: Mr. Fishman: 24.1% / 40.9%; Mr. Cooper: 40.3% / 40.8%; Mr. Waite: 31.7% / 47.8%; Mr. Martin: 38.7% / 46.5%; and Ms. Bachmann: 40.7% / 41.1%.

Grants of Plan-Based Awards

The following table sets forth each award made to the named executive officers in fiscal 2006 under the 2006 Bonus Plan and the 2005 Incentive Plan.

Name (a)	Grant Date *(1)* (b)	Award Date *(2)*	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards *(3)* Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards *(4)* Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#)*(5)* (j)	Exercise or Base Price of Option Awards ($/Sh.) (k)	Closing Market Price of Option Awards on Grant Date ($/Sh.)*(6)*	Grant Date Fair Value of Stock and Option Awards ($) (l)
Mr. Fishman	—	—	408,000	816,000	1,632,000	—	—	—	—	—	—	—	—
	2/24/06	2/21/06	—	—	—	—	100,000	—	—	—	—	—	1,280,000
	2/24/06	2/21/06	—	—	—	—	—	—	—	200,000	12.66	12.80	1,056,000
Mr. Cooper	—	—	93,750	187,500	375,000	—	—	—	—	—	—	—	—
	2/24/06	2/21/06	—	—	—	—	16,000	—	—	—	—	—	204,800
	2/24/06	2/21/06	—	—	—	—	—	—	—	41,000	12.66	12.80	216,480
Mr. Waite	—	—	195,000	390,000	780,000	—	—	—	—	—	—	—	—
	2/24/06	2/21/06	—	—	—	—	18,500	—	—	—	—	—	236,800
	2/24/06	2/21/06	—	—	—	—	—	—	—	46,500	12.66	12.80	245,520
Mr. Martin	—	—	142,500	285,000	570,000	—	—	—	—	—	—	—	—
	2/24/06	2/21/06	—	—	—	—	8,500	—	—	—	—	—	108,800
	2/24/06	2/21/06	—	—	—	—	—	—	—	21,500	12.66	12.80	113,520
Ms. Bachmann	—	—	100,000	200,000	400,000	—	—	—	—	—	—	—	—
	2/24/06	2/21/06	—	—	—	—	16,000	—	—	—	—	—	204,800
	2/24/06	2/21/06	—	—	—	—	—	—	—	41,000	12.66	12.80	216,480

(1) As discussed in the "Elements of In-Service Executive Compensation - Equity" section of the CD&A, in fiscal 2006, the Board set as the grant date of these equity awards the second day following our release of results from our last completed fiscal year. This future date was established in order to allow the market to absorb and react to our release of material nonpublic information, and in order to avoid even the appearance that any employees, the Committee or the Board manipulated the terms of the equity awards.

(2) The Award Date represents the date on which the Board authorized the equity-based award and set the grant date.

(3) The amounts in columns (c), (d) and (e) represent the named executive officers' floor, target and stretch performance goals for fiscal 2006 pursuant to the 2006 Bonus Plan, which goals are described in the "Elements of In-Service Executive Compensation - Bonus" section of the CD&A. For fiscal 2006, the named executive officers earned the amounts shown in column (e).

(4) The amounts in column (g) represent restricted stock awarded pursuant to the 2005 Incentive Plan, which awards are described in the "Equity" section of the CD&A. Because we met both a threshold financial performance objective and a higher financial performance objective in fiscal 2006, the restricted stock granted to the named executive officers in fiscal 2006 are expected to vest at the opening of our first trading window occurring after we file our fiscal 2006 Annual Report on Form 10-K with the SEC.

(5) The amounts in column (j) represent non-qualified stock options awarded pursuant to the 2005 Incentive Plan, which awards are described in the "Elements of In-Service Executive Compensation - Equity" section of the CD&A.

(6) As discussed in the "Elements of In-Service Executive Compensation - Equity" section of the CD&A, pursuant to the terms of the 2005 Incentive Plan, the exercise price of a stock option may not be less than 100% of the volume-weighted average trading price of our common shares on the grant date or, if the grant date occurs on a day other than a trading day, on the next trading day. We believe this method is preferable to using the closing market price as it is less vulnerable to market activity that may have only an instantaneous effect, positively or negatively, on the price of our common shares.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth, as of the end of fiscal 2006, all equity awards outstanding under our equity compensation plans for each named executive officer.

	Option Awards (1)(2)					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(3) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Mr. Fishman	125,000	375,000	—	11.19	7/11/2012	—	—	—	—
	—	200,000	—	12.66	2/24/2013	—	—	—	—
	—	—	—	—	—	66,667	1,733,342	100,000	2,600,000
Mr. Cooper	2,000	—	—	11.98	2/25/2012	—	—	—	—
	4,000	—	—	10.85	2/24/2013	—	—	—	—
	100,000	—	—	14.28	2/2/2014	—	—	—	—
	—	41,000	—	12.66	2/24/2013	—	—	—	—
	—	—	—	—	—	5,334	138,684	16,000	416,000
Mr. Waite	62,500	—	—	26.60	3/1/2007	—	—	—	—
	25,000	—	—	37.75	2/24/2008	—	—	—	—
	50,000	—	—	16.38	10/13/2008	—	—	—	—
	15,000	—	—	11.98	2/25/2012	—	—	—	—
	30,000	—	—	10.85	2/24/2013	—	—	—	—
	75,000	—	—	15.05	2/23/2014	—	—	—	—
	—	46,500	—	12.66	2/24/2013	—	—	—	—
	—	—	—	—	—	16,668	433,368	18,500	481,000
Mr. Martin	150,000	—	—	14.35	12/1/2013	—	—	—	—
	—	21,500	—	12.66	2/24/2013	—	—	—	—
	—	—	—	—	—	10,000	260,000	8,500	221,000
Ms. Bachmann	35,000	—	—	14.20	3/25/2012	—	—	—	—
	12,000	—	—	10.85	2/24/2013	—	—	—	—
	50,000	—	—	15.05	2/23/2014	—	—	—	—
	—	41,000	—	12.66	2/24/2013	—	—	—	—
	—	—	—	—	—	5,334	138,684	16,000	416,000

(1) Mr. Fishman's stock options vest at a rate of 25% per year over the first four years of the seven year option term. The first of Mr. Fishman's stock option awards (i.e., the award expiring July 11, 2012) was made pursuant to the 1996 Incentive Plan and the latter stock option award (i.e., the award expiring February 24, 2013) was made pursuant to the 2005 Incentive Plan.

(2) The exercisable stock options of Mr. Cooper, Mr. Waite, Mr. Martin and Ms. Bachmann, all of which were made pursuant to the 1996 Incentive Plan, vest at the rate of 20% per year over the first five years of the 10 year option term. The unexercisable stock options of Mr. Cooper, Mr. Waite, Mr. Martin and Ms. Bachmann, all of which were made pursuant to the 2005 Incentive Plan, vest at the rate of 25% per year over the first four years of the seven year option term.

(3) With respect to the amounts in this column, the restricted stock of: (i) Mr. Fishman is scheduled to vest in one-third increments upon the attainment of common share price targets or, if earlier, fully after five years of service; and (ii) Mr. Cooper, Mr. Waite, Mr. Martin and Ms. Bachmann is scheduled to vest in one-third increments over the first three anniversaries of the grant date and will fully vest if the grantee is terminated by us for any reason other than cause before the lapse of such three year period.

(4) For a description of the vesting terms of the restricted stock reflected in this column, see the "Elements of In-Service Executive Compensation - Equity" and "Compensation for the Named Executive Officers in Fiscal 2006" sections of the CD&A. Because we met both the threshold financial performance objective and higher financial performance objective in connection with our fiscal 2006 results, these restricted stock awards are expected to vest at the opening of our first trading window occurring after we file our fiscal 2006 Annual Report on Form 10-K with the SEC.

Option Exercises and Stock Vested

The following table reflects all stock option exercises and the vesting of restricted stock held by each of the named executive officers during fiscal 2006.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Mr. Fishman	—	—	33,333	719,993
Mr. Cooper	54,000	412,273	5,333	123,406
Mr. Waite	305,000	2,732,930	16,666	385,651
Mr. Martin	—	—	10,000	231,400
Ms. Bachmann	33,000	329,455	5,333	123,406

Pension Benefits

The following table reflects the number of years of credited service and the present value of accumulated benefits payable to Mr. Waite under the Pension Plan and the Supplemental Pension Plan. Mr. Waite is the only named executive officer eligible to participate in the Pension Plan or Supplemental Pension Plan. See Note 8 (Employee Benefit Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Pension section of MD&A in our Form 10-K regarding the interest rate, mortality rate and other assumptions underlying the calculations in this table. Information regarding the Pension Plan and Supplemental Pension Plan can be found in the "Pension Plan and Supplemental Pension Plan" section of the CD&A.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Mr. Fishman	N/A	—	—	—
Mr. Cooper	N/A	—	—	—
Mr. Waite	Pension Plan	18	27,062	—
	Supplemental Pension Plan	18	101,958	—
Mr. Martin	N/A	—	—	—
Ms. Bachmann	N/A	—	—	—

Nonqualified Deferred Compensation

The following table reflects the contributions to, earnings in and balance of each named executive officer's account held under the Supplemental Savings Plan. Information regarding the Supplemental Savings Plan can be found in the "Savings Plan and Supplemental Savings Plan" section of the CD&A.

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Mr. Fishman	—	—	—	—	—
Mr. Cooper	32,592	3,784	37,240	—	183,385
Mr. Waite	19,277	3,784	109,148	—	686,962
Mr. Martin	47,155	3,784	33,665	—	203,481
Ms. Bachmann	17,083	3,784	11,036	—	73,839

(1) The amounts in this column are included in the "Salary" column of the Summary Compensation Table.

(2) The amounts in this column are included in the "All Other Compensation" column of the Summary Compensation Table and in the "Big Lots Contributions to Defined Contribution Plans" column of the table included with footnote 6 to the Summary Compensation Table.

(3) The amounts in this column are not included in the Summary Compensation Table as these amounts reflect only the earnings on the investments made by the named executive officer in his or her Supplemental Savings account. The amounts in this column do not include any above-market or preferential earnings, as defined by Item 402(c)(2)(viii) of Regulation S-K and the instructions thereto.

Potential Payments Upon Termination or Change in Control

The following tables reflect the payments that may be received by each named executive officer (or his or her beneficiaries, as applicable) upon a change in control or in the event the executive's employment with us is terminated: (1) involuntarily with cause; (2) involuntarily without cause; (3) voluntarily; (4) in connection with the executive's disability; (5) upon the executive's death; or (6) in connection with a change in control. For additional information regarding the payments and benefits that may be due to each named executive officer upon a change in control or termination, please refer to the "Employment Agreements," "Change in Control," "Retirement Plans," "Minimum Share Ownership and Retention," and "Elements of Post-Termination Executive Compensation" sections of the CD&A, and the Pension Benefit and Nonqualified Deferred Compensation tables above.

The amounts in the following tables are approximations based on various assumptions and estimates. The actual amounts to be paid can only be determined at the time of the change in control or termination of employment, as applicable. In the tables that follow, we have made the following material assumptions, estimates and characterizations:

- Amounts are calculated based on compensation levels and benefits effective at February 3, 2007, the end of fiscal 2006.
- The amounts payable under the 2006 Bonus Plan (as noted in the "Non-Equity Incentive Plan Compensation" rows in the tables below) are assumed to be paid for the full fiscal year at the target and stretch bonus levels; however, an involuntary termination without cause or a termination in connection with death or disability would give rise to only a prorated payment for the portion of the fiscal year that preceded such a termination, and payments may be made at the floor bonus level (i.e., one-half of the target bonus level) or any other amount up to the stretch bonus level. Amounts payable under the 2006 Bonus Plan upon termination in connection with a change in control are equal to two times the named executive officer's stretch bonus, without any prorated adjustment.

- We have not taken into account the possibility that a named executive officer may be eligible to receive healthcare benefits from another source following his or her termination. Therefore, the amounts shown in the "Healthcare Coverage" row in the tables below reflect the cost to provide continued healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) throughout the full period provided by the named executive officer's employment agreement. In addition to the amounts included in the "Healthcare Coverage" row in the tables below, a named executive officer who receives continued healthcare benefits following an involuntary termination without cause or a termination in connection with a change in control would be entitled to receive reimbursement of the taxes for which the executive is liable as a result of such continued healthcare coverage.
- The amounts shown in the "Long-Term Disability Benefit" row in the tables below represent 67% of the executive's monthly salary, up to a maximum of $25,000 per month. This benefit is payable until the executive is no longer disabled or age 65, whichever occurs earlier. Due to the speculative nature of estimating the period of time during which an executive may be disabled, we have presented only one month of disability benefits in the tables below.
- In addition to the amounts included in the "Termination in Connection with a Change in Control" and "Change in Control" columns in the tables below, if the payments received in connection with a change in control constitute an "excess parachute payment" under Section 280G(b) of the IRC, the named executive officer shall receive reimbursement of any excise tax under Section 4999 of the IRC or, in the case of Mr. Fishman and Mr. Cooper, reduce the executive's benefits under his employment agreement to the extent necessary to become one dollar less than the amount that would generate such excise tax, if this reduction results in a larger after-tax amount as compared to the excise tax reimbursement method applicable to all other named executive officers.
- The amounts in the "Accelerated Equity Awards" / "Change in Control (irrespective of termination)" cell in the tables below include the value of all unvested stock options that were in-the-money at the end of fiscal 2006 (minus the aggregate stock option exercise prices) and all unvested restricted stock that would have had their vesting accelerated had a change in control occurred as the end of fiscal 2006. The closing market price of our common shares on February 2, 2007, the final trading day on the NYSE during fiscal 2006, was $26.00 per share. This amount does not reflect any equity awards that have vested or have been granted in fiscal 2007.

Steven S. Fishman

The following table reflects the payments that may be due to Mr. Fishman in the event of a change in control or his employment with us is terminated under a variety of circumstances.

		Event Occurring at February 3, 2007						
		Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (irrespective of termination)
Salary/Salary Continuation ($)		—	1,920,000	—	480,000	—	1,920,000	—
Non-Equity Incentive Plan Compensation	At Target Bonus Level ($)	—	816,000	—	816,000	816,000	—	—
	At Stretch Bonus Level ($)	—	1,632,000	—	1,632,000	1,632,000	3,264,000	—
Heathcare Coverage ($)		—	42,497	—	10,626	—	42,497	—
Long-Term Disability Benefit ($)		—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)		—	14,144	—	—	—	—	—
Accelerated Equity Awards ($)		—	—	—	—	—	—	12,555,092

Joe R. Cooper

The following table reflects the payments that may be due to Mr. Cooper in the event of a change in control or his employment with us is terminated under a variety of circumstances.

		Event Occurring at February 3, 2007						
		Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (irrespective of termination)
Salary/Salary Continuation ($)		—	375,000	—	187,500	—	750,000	—
Non-Equity Incentive Plan Compensation	At Target Bonus Level ($)	—	187,500	—	187,500	187,500	—	—
	At Stretch Bonus Level ($)	—	375,000	—	375,000	375,000	750,000	—
Heathcare Coverage ($)		—	21,248	—	10,626	—	42,496	—
Long-Term Disability Benefit ($)		—	—	—	20,937	—	—	—
Use of Automobile/Automobile Allowance ($)		—	11,406	—	—	—	—	—
Accelerated Equity Awards ($)		—	—	—	—	—	—	1,101,624

Brad A. Waite

The following table reflects the payments that may be due to Mr. Waite in the event of a change in control or his employment with us is terminated under a variety of circumstances. Additionally, assuming his employment terminated on February 3, 2007, the estimated lump-sum present value of Mr. Waite's benefit under the Pension Plan and Supplemental Pension plan would have been $160,091.

		Event Occurring at February 3, 2007						
		Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (irrespective of termination)
Salary/Salary Continuation ($)		—	520,000	—	260,000	—	1,040,000	—
Non-Equity Incentive Plan Compensation	At Target Bonus Level ($)	—	390,000	—	390,000	390,000	—	—
	At Stretch Bonus Level ($)	—	780,000	—	780,000	780,000	1,560,000	—
Heathcare Coverage ($)		—	21,248	—	10,626	—	21,248	—
Long-Term Disability Benefit ($)		—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)		—	12,000	—	—	—	—	—
Accelerated Equity Awards ($)		—	—	—	—	—	—	1,534,678

John C. Martin

The following table reflects the payments that may be due to Mr. Martin in the event of a change in control or his employment with us is terminated under a variety of circumstances.

		Event Occurring at February 3, 2007						
		Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (irrespective of termination)
Salary/Salary Continuation ($)		—	475,000	—	237,500	—	950,000	—
Non-Equity Incentive Plan Compensation	At Target Bonus Level ($)	—	285,000	—	285,000	285,000	—	—
	At Stretch Bonus Level ($)	—	570,000	—	570,000	570,000	1,140,000	—
Heathcare Coverage ($)		—	13,146	—	6,576	—	13,146	—
Long-Term Disability Benefit ($)		—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)		—	12,000	—	—	—	—	—
Accelerated Equity Awards ($)		—	—	—	—	—	—	767,810

Lisa M. Bachmann

The following table reflects the payments that may be due to Ms. Bachmann in the event of a change in control or her employment with us is terminated under a variety of circumstances.

		Event Occurring at February 3, 2007						
		Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (irrespective of termination)
Salary/Salary Continuation ($)		—	400,000	—	200,000	—	800,000	—
Non-Equity Incentive Plan Compensation	At Target Bonus Level ($)	—	200,000	—	200,000	200,000	—	—
	At Stretch Bonus Level ($)	—	400,000	—	400,000	400,000	800,000	—
Heathcare Coverage ($)		—	21,248	—	10,626	—	21,248	—
Long-Term Disability Benefit ($)		—	—	—	22,333	—	—	—
Use of Automobile/Automobile Allowance ($)		—	10,800	—	—	—	—	—
Accelerated Equity Awards ($)		—	—	—	—	—	—	1,101,624

AUDIT COMMITTEE DISCLOSURE

General Information

The Audit Committee consists of three outside directors of the Board. Big Lots' common shares are listed on the NYSE. The members of the Audit Committee have been reviewed by the Board and determined to be independent within the meaning of all applicable SEC regulations and the listing standards of the NYSE.

The charter of the Audit Committee states that the purpose of the Audit Committee is to assist the Board in its oversight of:

- the integrity of our financial statements and financial reporting process, and our systems of internal accounting and financial controls;
- our compliance with legal and regulatory requirements, including our disclosure controls and procedures;
- the annual independent audit of our financial statements, the engagement of the independent auditor, and the evaluation of the independent auditor's qualifications, independence and performance;
- the performance of our internal audit function;
- the evaluation of enterprise risk issues; and
- the fulfillment of other responsibilities set forth in its charter.

The full text of the Audit Committee's charter is available in the Investors section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee regularly reviews its responsibilities as outlined in its charter, prepares an annual agenda to include all of its responsibilities, conducts a self-assessment and review of the charter annually, and believes it fulfilled its responsibilities thereunder in fiscal 2006.

The Audit Committee schedules its meetings with a view towards ensuring that it devotes appropriate attention to all of its responsibilities. The Audit Committee's meetings include, whenever appropriate, executive sessions with the independent auditor and the internal audit service provider, in each case without the presence of management, and discussions with our Chief Financial Officer and internal auditor in separate sessions, in each case without the presence of additional members of management. The Audit Committee also meets in executive session without the presence of anyone else, whenever appropriate.

During the course of fiscal 2006, management completed the documentation, testing and evaluation of our system of internal control over financial reporting in accordance with the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with its oversight, the Audit Committee received periodic updates provided by management and the independent auditor at each regularly scheduled Audit Committee meeting. The Audit Committee also reviewed the report of management contained in our Annual Report on Form 10-K for fiscal 2006, as well as the independent auditor's Report of Independent Registered Public Accounting Firm included in our Annual Report on Form 10-K related to its audit of (1) our consolidated financial statements and financial statement schedule, (2) management's assessment of the effectiveness of internal control over financial reporting, and (3) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee efforts related to our system of internal control over financial reporting and management's preparations for the evaluation thereof in fiscal 2007. The Audit Committee has also reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure.

Independent Auditor

The Audit Committee engaged Deloitte & Touche LLP as our independent auditor to audit our financial statements for fiscal 2006. Deloitte & Touche LLP has served as our independent auditor since October 1989. The Audit Committee annually selects our independent auditor.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has also considered whether the independent auditor's provision of any non-audit services to Big Lots is compatible with maintaining its independence. Consistent with the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy, all audit and non-audit services rendered by Deloitte & Touche LLP in fiscal 2006, including the related fees, were pre-approved by the Audit Committee. Under the policy, the Audit Committee is required to pre-approve all audit and permissible non-audit services performed by the independent auditor in order to assure that the provision of those services does not impair the independent auditor's independence. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent auditor and management to report on the actual fees incurred for each category of service at Audit Committee meetings throughout the year.

During the year, it may become necessary to engage the independent auditor for additional services which have not been approved. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor. The Audit Committee may delegate pre-approval authority to one or more of its members for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The member or members to whom pre-approval authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Auditor

The fees incurred by us for the professional services rendered by Deloitte & Touche LLP during the two most recently completed fiscal years were as follows:

($ in thousands)	Fiscal 2006 ($)	Fiscal 2005 ($)
Audit Fees	1,437	1,627
Audit-Related Fees *(1)*	115	109
Tax Fees *(2)*	112	25
All Other Fees	—	—
Total Fees	1,664	1,761

(1) Principally audits of employee benefit plans and accounting consultation.

(2) Principally tax planning and tax compliance services.

Audit Committee Report

In connection with the audited financial statements for fiscal 2006, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent auditor. Management has the primary responsibility for the financial statements and the reporting process. The Audit Committee has discussed with the independent auditor the matters required to be discussed by SAS No. 61 (Codification of Statements on Auditing Standards, AU Section 380), as modified or supplemented. The Audit Committee has received the written disclosures and the letter from the independent auditor required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as modified or supplemented, and has discussed the independent auditor's independence with the independent auditor.

As part of this process, the Audit Committee continued to monitor the scope and adequacy of Big Lots' internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. Based on these reviews and discussions, the undersigned members of the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Big Lots' Annual Report on Form 10-K for fiscal 2006 for filing with the SEC.

Members of the Audit Committee

Philip E. Mallott, Chair
Russell Solt
James R. Tener

PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS BIG LOTS' INDEPENDENT AUDITOR FOR FISCAL 2007

At its March 8, 2007, meeting, the Audit Committee appointed Deloitte & Touche LLP as our independent auditor for fiscal 2007. The submission of this matter for approval by shareholders is not legally required; however, we believe that such submission is consistent with best practices in corporate governance and is another opportunity for shareholders to provide direct feedback on an important issue of our corporate governance. If the shareholders do not approve the ratification of the appointment of Deloitte & Touche LLP, the selection of such firm as our independent auditor will be reconsidered by the Audit Committee.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if so desired.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL 2007.

SHAREHOLDER PROPOSALS

Any proposals of shareholders which are intended to be presented at the 2008 annual meeting of shareholders must be received by our Corporate Secretary at our corporate offices on or before December 14, 2007 to be eligible for inclusion in our 2008 proxy statement. Such proposals must be submitted in accordance with Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at the 2008 annual meeting of shareholders, but has not sought the inclusion of such a proposal in our 2008 proxy statement, such proposal must be received by our Corporate Secretary at our corporate offices by February 27, 2008, or our management proxies will be entitled to use their discretionary voting authority should such proposal then be raised, without any discussion of the matter in our 2008 proxy statement.

ANNUAL REPORT ON FORM 10-K

Our fiscal 2006 Annual Report on Form 10-K is included with this Proxy Statement in our 2006 Annual Report to Shareholders. Shareholders may also receive a copy of our fiscal 2006 Annual Report on Form 10-K without charge by writing to: Investor Relations Department, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228-5311. The fiscal 2006 Annual Report on Form 10-K may also be accessed in the Investors section of our website (www.biglots.com) under the "SEC Filings" caption.

PROXY SOLICITATION COSTS

This solicitation of proxies is made by and on behalf of the Board. In addition to mailing copies of this Proxy Statement, the accompanying Notice of Annual Meeting of Shareholders, and the accompanying proxy card to all shareholders of record on the record date, we will request brokers, banks and other holders of record to forward copies of this material to persons for whom they hold Big Lots common shares in order that such common shares may be voted. Solicitation may also be made by our officers and regular employees personally or by telephone, mail or electronic mail. Officers and employees who assist with solicitation will not receive any additional compensation. The cost of the solicitation will be borne by Big Lots. We have also retained Georgeson Inc. to aid in the solicitation of proxies for a fee estimated to be $8,000, plus reasonable out-of-pocket expenses.

OTHER MATTERS

As of the date of this Proxy Statement, we know of no business that will be presented for consideration at the Annual Meeting other than as referred to in Proposal One and Proposal Two above. If any other matter is properly brought before the Annual Meeting for action by shareholders, common shares represented by proxies in the enclosed form returned to us will be voted on such matter in accordance with the recommendations of the Board.

By order of the Board of Directors,

CHARLES W. HAUBIEL II
Senior Vice President, General Counsel and Corporate Secretary

April 12, 2007
Columbus, Ohio

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 3, 2007

Commission file number 1-8897

BIG LOTS, INC.
(Exact name of registrant as specified in its charter)

Ohio	**06-1119097**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 Phillipi Road, P.O. Box 28512, Columbus, Ohio	**43228-5311**
(Address of principal executive offices)	(Zip Code)

(614) 278-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Shares held by non-affiliates of the Registrant (assuming for these purposes that all executive officers and directors are "affiliates" of the Registrant) was $1,732,930,973 on July 29, 2006, the last business day of the Registrant's most recently completed second fiscal quarter (based on the closing price of the Registrant's Common Shares on such date as reported on the New York Stock Exchange).

The number of the Registrant's Common Shares outstanding as of March 28, 2007 was 112,633,441.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for its 2007 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

BIG LOTS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2007

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The Company

Big Lots, Inc., an Ohio corporation, through its wholly owned subsidiaries (collectively referred to herein as "we," "us," "our," or "Company"), is the nation's largest broadline closeout retailer. In addition to closeout merchandise, we stock products that our customers would expect to be able to obtain on a consistent basis at our stores. Our merchandise may not always be the same brand or may be off-brand because we attempt to provide our customers with the best value available. At February 3, 2007, we operated a total of 1,375 stores in 47 states. Our goal is to build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. Our website is located at www.biglots.com. The contents of our website are not part of this report.

We follow the concept of a 52-53 week fiscal year, which ends on the Saturday nearest to January 31. Fiscal year 2006, which ended February 3, 2007, was comprised of 53 weeks. Fiscal years 2005 and 2004, which ended January 28, 2006 and January 29, 2005, respectively, were comprised of 52 weeks.

We manage our business on the basis of one segment: broadline closeout retailing. Please refer to the consolidated financial statements and related Notes in this Annual Report on Form 10-K ("Form 10-K") for our financial information. We internally evaluate and externally communicate overall sales and merchandise performance based on the following key merchandising categories: Consumables, Home, Seasonal and toys, and Other. The Consumables category includes food, health and beauty, plastics, paper, and pet departments. The Home category includes furniture, domestics, and home décor departments. Seasonal and toys includes toys, lawn & garden, trim-a-tree, and various holiday-oriented departments. The Other category primarily includes electronics, apparel, home maintenance, small appliances, and tools. See Note 12 to the consolidated financial statements in this Form 10-K for the net sales results of these categories for fiscal years 2006, 2005, and 2004.

In May 2001, Big Lots, Inc. was incorporated in Ohio and was the surviving entity in a merger with Consolidated Stores Corporation, a Delaware corporation. By virtue of the merger, Big Lots, Inc. succeeded to all the business, properties, assets, and liabilities of Consolidated Stores Corporation.

Our principal executive offices are located at 300 Phillipi Road, Columbus, Ohio 43228, and our telephone number is (614) 278-6800. All of our operations were located within the United States of America at February 3, 2007, and January 28, 2006.

Associates

At February 3, 2007, we had 38,738 active associates comprised of 15,467 full-time and 23,271 part-time associates. Temporary associates hired during the fall and winter holiday selling season increased the number of associates to a peak of 48,362 in fiscal year 2006. Approximately 60% of the associates employed throughout the year are employed on a part-time basis. Our relationship with our associates is considered to be good, and we are not a party to any labor agreements.

Closeout Retailing

We attempt to maximize the amount of closeout merchandise available in our stores and attempt to offer merchandise with great value to our customers. In addition, we work closely with our suppliers to obtain merchandise, including top brand merchandise that is easily recognizable by our customers. Closeout retailers purchase merchandise that generally results from production overruns, packaging changes, discontinued products, or returns. As a result, closeout retailers can generally purchase most merchandise at lower costs and offer most merchandise at lower prices than those paid and offered by traditional discount retailers.

Retail Operations

The following table compares the number of stores in operation at the beginning and end of each of the prior five fiscal years:

	Fiscal Year				
	2006	2005	2004	2003	2002
Stores open at the beginning of the fiscal year	1,401	1,502	1,430	1,380	1,335
Stores opened during the fiscal year	11	73	103	86	87
Stores closed during the fiscal year	(37)	(174)	(31)	(36)	(42)
Stores open at the end of the fiscal year	1,375	1,401	1,502	1,430	1,380

As part of our real estate strategy initiated in fiscal year 2005, we have focused our efforts on managing our existing store base to drive improved profitability as opposed to opening a high number of new stores. As a result, we opened fewer stores in fiscal year 2006 than in prior years; and, we expect to continue to open a similar number of stores in fiscal year 2007.

The following table details the store locations by state at February 3, 2007:

State	Stores	State	Stores	State	Stores
Alabama	29	Maine	3	Ohio	107
Arizona	34	Maryland	12	Oklahoma	17
Arkansas	10	Massachusetts	14	Oregon	13
California	188	Michigan	42	Pennsylvania	61
Colorado	22	Minnesota	6	Rhode Island	1
Connecticut	6	Mississippi	15	South Carolina	29
Delaware	2	Missouri	25	Tennessee	42
Florida	104	Montana	2	Texas	112
Georgia	57	Nebraska	3	Utah	10
Idaho	5	Nevada	14	Vermont	4
Illinois	35	New Hampshire	7	Virginia	36
Indiana	44	New Jersey	13	Washington	19
Iowa	3	New Mexico	13	West Virginia	18
Kansas	10	New York	45	Wisconsin	15
Kentucky	40	North Carolina	60	Wyoming	2
Louisiana	24	North Dakota	2	**Total stores**	**1,375**
				Number of states	**47**

Of our 1,375 stores, 511 stores operate in four states: California, Ohio, Texas, and Florida.

Competition

We operate in the highly competitive retail industry and face strong sales competition from other general merchandise, discount, food, arts and crafts, and dollar store retailers. Additionally, we compete with a number of companies for retail site locations, attracting and retaining quality employees, and acquiring our broad assortment of closeout merchandise from suppliers.

Purchasing

An integral part of our business is the sourcing and purchasing of quality brand-name merchandise directly from manufacturers and other vendors typically at prices substantially below those paid by traditional retailers. We believe that we have built strong relationships with many brand-name vendors and we have capitalized on our purchasing power in the closeout marketplace to source merchandise that provides exceptional value to our customers. We have the ability to source and purchase significant quantities of a vendor's closeout merchandise in specific product categories and to control distribution in accordance with vendor instructions, thus providing a high level of service and convenience to these vendors. Our sourcing channels also include bankruptcies, liquidations, and insurance claims. We supplement our traditional brand-name closeout purchases with various direct import and domestically-sourced merchandise items in departments such as furniture, home décor, and seasonal. We expect that the unpredictability of the retail and manufacturing environments coupled with our dominant purchasing power position will continue to enhance our ability to source quality closeout merchandise at competitive prices.

We have a buying team with extensive closeout purchasing experience, which we believe has enabled us to develop successful long-term relationships with many of the largest and most recognized vendors in the United States. We believe that, as a result of these relationships and our experience and reputation in the closeout industry, many vendors offer buying opportunities to us prior to attempting to dispose of their merchandise through other channels.

Our merchandise is purchased from domestic and foreign suppliers that provide us with multiple sources for each product category. In fiscal year 2006, our top ten vendors accounted for 12% of total purchases (at cost) while the largest vendor accounted for approximately 2% of the aggregate.

During fiscal year 2006, we purchased approximately 24% of our merchandise directly from overseas suppliers, including 19% from vendors located in China. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. As a result, a significant portion of our merchandise supply is subject to certain risks as described further in Item 1A in this Form 10-K.

Warehouse and Distribution

The majority of the merchandise sold by us is received and processed for retail sale, as necessary, and distributed to the retail locations from our warehouses and distribution facilities. Even though we significantly reduced the inventory levels carried in our distribution centers in fiscal year 2006, we continue to carry a substantial amount of merchandise inventory in our distribution centers so that we can distribute merchandise quickly and efficiently to our stores in order to maximize sales. We have located and managed our distribution facilities to enable quick turn of time-sensitive products while attempting to minimize transportation costs and the distance from distribution facilities to our stores. We monitor inventory levels and take markdowns on aged or slow moving items in order to improve the inventory turnover rate. During fiscal year 2006, we initiated a vendor compliance program aimed at improving the timeliness and flow of inventory through our distribution facilities.

For a further discussion of the warehouses and distribution facilities, refer to the Warehouse and Distribution section under Item 2 in this Form 10-K.

Advertising and Promotion

Our advertising and promotion program in fiscal year 2006 was designed to continue to build awareness of the Big Lots® brand by featuring the broad range of quality, brand-name merchandise available at closeout prices, which we believe provides customers a significant value. We use a variety of marketing approaches through television, internet, and print media to promote our brand to the public. These approaches may vary by market and by season.

In order to expand our customer base and increase our overall level of top-of-mind brand awareness, we use national television advertising that covers all stores in all markets.

Our marketing program also utilizes printed advertising circulars in all markets that are served by our stores. In fiscal year 2006, we distributed multi-page circulars covering 26 weeks. The method of distribution included a combination of newspaper insertions and mailings. These circulars were designed by us and were distributed regionally to take advantage of market differences caused by product availability, climate, and customer preferences. In fiscal year 2006, we shifted total advertising dollars that historically would have been incurred in lower sales volume quarters to the seasonally higher sales volume fourth quarter. In fiscal year 2007, we expect to distribute circulars covering 26 weeks. In addition, store promotions, including in-store signage, emphasize special bargains and significant values offered to customers. Lastly, we overhauled our website (www.biglots.com) in the second half of fiscal year 2006 in order to improve the efficiency of communicating with our customers using the internet. We believe we have an opportunity to expand our use of the internet in our marketing efforts to our customers.

Over the past five fiscal years, total advertising expense as a percentage of total net sales has ranged from 2.2% to 2.6%. In fiscal year 2006, advertising expense as a percentage of total net sales was 2.2%.

We utilize trademarks, service marks, and other intangible assets in our retail operations. We consider our intellectual property to be valuable and where applicable, we have registered or have applications pending to register our trademarks and service marks with the United States Patent and Trademark Office. We believe that having distinctive intellectual property is an important factor in identifying our business and distinguishing us from others.

Seasonality

We have historically experienced, and expect to continue to experience, seasonal fluctuations, with a larger percentage of our net sales and operating profit realized in the fourth fiscal quarter. In addition, our quarterly results can be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, the timing of television and circular advertising, and the timing of certain holidays. We historically purchase a higher proportion of merchandise, and thus carry higher inventory levels, and incur higher outbound shipping and payroll expenses in the third fiscal quarter in anticipation of the increased sales activity during the fourth fiscal quarter.

The seasonality of our business influences our demand for seasonal borrowings. We historically have drawn upon our credit facilities to fund seasonal working capital needs and have substantially repaid these borrowings during the fourth fiscal quarter. We expect that we may have borrowings at various times throughout fiscal year 2007 under our $500.0 million unsecured credit facility entered into in fiscal year 2004 (the "2004 Credit Agreement"). Given the seasonality of our business, the amount of borrowings under the 2004 Credit Agreement may fluctuate materially depending on various factors, including the time of the year, our need to acquire merchandise inventory, and the timing of the execution of the $600.0 million share repurchase program authorized by our Board of Directors in March 2007.

Available Information

We make available, free of charge, through the "Investors" section of our website (www.biglots.com) under the "SEC Filings" caption, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

In this Form 10-K, we incorporate by reference certain information from parts of our Proxy Statement for our 2007 Annual Meeting of Shareholders (the "2007 Proxy Statement").

Information relating to our corporate governance, including: Corporate Governance Standards; charters of the Board's Audit, Compensation, and Nominating/Corporate Governance Committees; Code of Business Conduct and Ethics; Code of Ethics for Financial Professionals; Chief Executive Officer and Chief Financial Officer certifications related to our SEC filings; the means by which shareholders may communicate with our Board of Directors; and transactions in our securities by our directors and executive officers may be found in the "Investors" section of our web site (www.biglots.com) under the "Corporate Governance" and "SEC Filings" captions. The Code of Business Conduct and Ethics is applicable to all of our associates, including our directors and our principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics for Financial Professionals for our Chief Executive Officer and all other Senior Financial Officers (as that term is defined therein), contains provisions specifically applicable to the individuals serving in those positions. We intend to post amendments to and waivers from, if any, our Code of Business Conduct and Ethics (to the extent applicable to the Company's directors and executive officers) and our Code of Ethics for Financial Professionals in the "Investors" section of our web site (www.biglots.com) under the "Corporate Governance" caption. The Company will provide any of the foregoing information without charge upon written request to our Corporate Secretary. The contents of our website are not part of this report.

ITEM 1A. RISK FACTORS

The statements in this section describe the major risks to our business and should be considered carefully. In addition, these statements constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

Our disclosure and analysis in this Form 10-K and in our 2006 Annual Report to Shareholders contain some forward-looking statements that set forth anticipated results based on management's plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "objective," "goal," "project," "intend," "plan," "believe," "will," "target," "forecast," "guidance," "outlook," and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance, or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings, and financial results.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties, and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, or projected. You should bear this in mind as you consider forward-looking statements.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

Also note that we provide the following cautionary discussion of risks, uncertainties, and assumptions relevant to our businesses. There can be no assurances that we have correctly and completely identified, assessed, and accounted for all factors that do or may affect our business, financial condition, results of operations, and liquidity. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Additional risks not presently known to us or that we believe to be immaterial also may adversely impact us. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, results of operations, and liquidity. Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or that they will have the expected effects on our business or operations. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our ability to achieve the results contemplated by forward-looking statements is subject to a number of factors, any one, or a combination, of which could materially affect our business, financial condition, results of operations, or liquidity. These factors may include, but are not limited to:

If we are unable to continue to successfully execute our operating strategies, our operating performance could be significantly impacted.

While our operating results improved during fiscal year 2006, our historical financial performance includes periods of poor performance. For example, operating profit declined during fiscal years 2004 and 2005. The decline in operating profit was due to lower gross margin percentages, higher selling and administrative expense, and higher depreciation expense. Additionally, the operating results of fiscal year 2005 were negatively impacted by charges associated with our "WIN" Strategy, as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations. We are attempting to reverse this historical operating trend through the execution of a number of strategies in our merchandising, marketing, and real estate areas while reducing selling and administrative costs. In fiscal year 2006, we were able to deliver comparable store sales growth and expand operating margins. There is a risk that we will be unable to do this in the future, if our strategies are not successful.

If we are unable to compete effectively in the highly competitive discount retail industry, our business and results of operations may be materially adversely affected.

The discount retail business is highly competitive. As discussed in Item 1 of this Form 10-K, we compete for customers, employees, products, and other aspects of our business with a number of other companies. Certain of our competitors have greater financial, distribution, marketing, and other resources that may be devoted to sourcing, promoting, and selling their merchandise. It is possible that increased competition or improved performance by our competitors may reduce our market share, gross margin, and projected operating results, and may materially adversely affect our business and results of operations in other ways.

A decline in general economic condition, consumer spending levels, and other conditions could lead to reduced consumer demand for our merchandise thereby materially adversely affecting our revenues and gross margin.

Our results of operations can be directly impacted by the health of the United States' economy. Our business and financial performance may be adversely impacted by current and future economic conditions, including consumer debt levels, disposable income levels, unemployment levels, energy costs, interest rates, recession, inflation, the impact of natural disasters and terrorist activities, and other matters that influence consumer spending. The economies of four states (Ohio, Texas, California, and Florida) are particularly important as approximately 37% of our current stores operate in these states and 38.5% of our fiscal year 2006 net retail sales occurred in these states.

Changes by vendors related to the management of their inventories may reduce the quantity and quality of brand-name closeout merchandise available to us or may increase our cost to acquire brand-name closeout merchandise, either of which may materially adversely affect our revenues and gross margin.

The products we sold are sourced from a variety of vendors. We cannot control the supply, design, function, or cost of many of the products that we offer for sale. We depend upon the availability and pricing of closeout merchandise. To the extent that our vendors are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of closeout merchandise available to us could be materially reduced. If disruptions occur in the availability of closeout merchandise, it is likely to have a material adverse effect on our sales and may result in customer dissatisfaction.

We rely on foreign sources for significant amounts of merchandise; therefore, our business may be materially adversely affected by risks associated with international trade.

Global sourcing of many of the products we sell is an important factor in driving higher profit margins. During fiscal year 2006, we purchased approximately 24% of our products directly from overseas suppliers including 19% from vendors located in China. Our ability to find qualified vendors and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside of the United States. Increased import duties, increased shipping costs, more restrictive quotas, loss of "most favored nation" trading status, currency and exchange rate fluctuations, work stoppages, transportation delays, economic uncertainties including inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, and trade restrictions, including retaliation by the United States against foreign practices, political instability, the financial stability of suppliers, merchandise quality issues, tariffs, and other factors relating to foreign trade are beyond our control. These and other issues affecting our vendors could adversely affect our business and financial performance.

Our inability to properly manage our inventory levels and offer merchandise that our customers want may materially adversely impact our business and financial performance.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must guard against accumulating excess inventory as we seek to minimize out-of-stock levels across all product categories and to maintain appropriate in-stock levels. We obtain approximately 24% of our inventory from vendors outside of the United States. These vendors often require lengthy advance notice of our requirements in order to be able to supply products in the quantities that we request. This usually requires us to order merchandise, and enter into purchase order contracts for the purchase and manufacture of such merchandise, well in advance of the time these products will be offered for sale. As a result, we may experience difficulty in responding to a changing retail environment, which makes us vulnerable to changes in price and in consumer preferences. If we do not accurately anticipate future demand for a particular product or the time it will take to obtain new inventory, our inventory levels will not be appropriate and our results of operations may be negatively impacted.

We may be subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

From time to time, we may be involved in lawsuits and regulatory actions, including various class action lawsuits that are brought against us for alleged violations of the Fair Labor Standards Act (the "FLSA") and state wage and hour laws. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. The ultimate resolution of these matters could have a material adverse impact on our financial condition, results of operations, and liquidity. In addition, regardless of the outcome, these proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. For a description of current legal proceedings, see Notes 10 and 11 to the consolidated financial statements in this Form 10-K.

We may be subject to risks associated with changes in laws, regulations, and accounting standards that may adversely affect our business and financial performance.

Changes in governmental regulations and accounting standards, including new interpretations and applications of accounting standards, may have adverse effects on our financial condition, results of operations, and liquidity.

The creditworthiness of our formerly owned KB Toys business may adversely affect our business and financial performance.

In December 2000, we sold the KB Toys business to KB Acquisition Corporation. On January 14, 2004, KB Acquisition Corporation and certain affiliated entities (collectively, "KB Toys") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. At the time of the bankruptcy filing, we had indemnification and guarantee obligations ("KB Lease Obligations") with respect to approximately 390 KB Toys store leases and other real property leases. The typical KB Lease Obligation provides that the terms of the underlying lease may be extended, amended, or modified without the consent of the guarantor. KB Toys emerged from bankruptcy during fiscal year 2005. Since its emergence, we continue to have KB Lease Obligations with respect to approximately 84 remaining KB Toys store leases and KB Toys' main office building. If KB Toys fails to perform on the remaining leases guaranteed or indemnified by us, it could result in a material adverse impact on our financial condition, results of operations, and liquidity. For additional information regarding the KB Toys bankruptcy, see Note 11 to the consolidated financial statements in this Form 10-K.

Our inability, if any, to comply with the terms of the 2004 Credit Agreement may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

We may borrow funds under the 2004 Credit Agreement at various times during fiscal year 2007 depending on operating cash flow requirements and the timing of the execution of the $600.0 million share repurchase authorized by the Board of Directors in March 2007. The 2004 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of these covenants may permit the lenders to restrict our ability to further access loans and letters of credit and require the immediate repayment of any outstanding loans. If our financial performance is not in compliance with these covenants, it may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to maintain or upgrade our information systems and software programs or if we are unable to convert to alternate systems in an efficient and timely manner, our operations may be disrupted or become less efficient.

We depend on a variety of information systems for the efficient functioning of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. Costs and potential interruptions associated with the implementation of new or upgraded systems and technology, including the new point-of-sale system, or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our business.

If we are unable to retain suitable store locations under favorable lease terms, our financial performance may be negatively affected.

We lease almost all of our stores, and a significant number of these leases expire each fiscal year. Our financial performance is dependent upon growing sales in each store. If we are not able to negotiate favorable lease renewals, including the proper determination of which leases to renew, our financial position, results of operations, and liquidity may be negatively affected.

If we are unable to secure customer, employee, and company data our reputation could be damaged and we could be subject to penalties or lawsuits.

The protection of our customer, employee, and company data is critical to us. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and constantly changing requirements across our business. In addition, our customers have a high expectation that we will adequately protect their personal information. A significant breach of customer, employee, or company data could damage our reputation and result in lost sales, fines, and/or lawsuits.

If we lose key personnel, it might have a material adverse impact on our future results of operations.

We believe that we benefit substantially from the leadership and experience of our senior executives. The loss of services of any of these individuals could have a material adverse impact on our business. Competition for key personnel in the retail industry is intense and our future success will also depend on our ability to recruit, train, and retain other qualified personnel.

The price of our common shares as traded on the New York Stock Exchange may be volatile.

Our stock price may fluctuate substantially as a result of quarter to quarter variations in our actual or anticipated financial results or in actual or anticipated results of other companies in the retail industry or markets that we serve. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many retail and other stocks and that have often been unrelated or disproportionate to the operating performance of these companies.

We may also be subject to a number of other factors which may individually or in the aggregate, materially affect our business. These factors include, but are not limited to:

- The effect of fuel price fluctuations on our transportation costs and customer purchases;
- Events or circumstances could occur which could create bad publicity for us which may negatively impact various business results including sales;
- Infringement of our intellectual property, including the Big Lots trademark, could dilute our value;
- Our ability to attract and retain suitable employees;
- Our ability to establish effective advertising, marketing, and promotional programs; and
- Other risks described from time to time in our filings with the SEC.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Retail Operations

Our stores are located in the United States, predominantly in strip shopping centers, and have an average store size of approximately 29,700 gross square feet, of which an average of 21,400 square feet is selling square feet. The average cost to open a new store in a leased facility during fiscal year 2006 was approximately $0.9 million, including cost of inventory.

With the exception of 52 owned store sites, all stores are leased. Store leases generally provide for fixed monthly rental payments plus the payment, in most cases, of real estate taxes, common area maintenance ("CAM"), and property insurance. In some locations, the leases provide formulas requiring the payment of a percentage of sales as additional rent. Such payments generally are required only when sales exceed a specified level. The typical lease is for an initial term of five to ten years with multiple five-year renewal options. 67 store leases have sales termination clauses which can result in our exiting a location at our option if certain sales volume results are not achieved as indicated in the agreed upon lease conditions.

The following table summarizes the number of store lease expirations in each of the next five fiscal years and thereafter. The information includes stores with more than one lease and leases for stores not yet open. It excludes month-to-month leases and owned locations.

Fiscal Year:	
2007	193
2008	253
2009	257
2010	209
2011	209
Thereafter	203

Warehouse and Distribution

At February 3, 2007, we operated warehouse and distribution facilities strategically placed across the United States totaling approximately 10.2 million square feet. Our primary warehouse and distribution facilities are owned and located in Ohio, California, Alabama, Oklahoma, and Pennsylvania. The facilities utilize advanced warehouse management technology, which enables high accuracy and efficient product processing from vendors to our retail stores. The combined output of our facilities was approximately 2.6 million cartons per week in fiscal year 2006.

The number of owned and leased warehouse and distribution facilities and the corresponding square footage of the facilities by state at February 3, 2007, were as follows:

State	Owned	Leased	Total	Square Footage Owned	Square Footage Leased	Square Footage Total
				(Square footage in thousands)		
Ohio	2	2	4	3,559	731	4,290
California	1	1	2	1,423	467	1,890
Alabama	1	—	1	1,411	—	1,411
Oklahoma	1	—	1	1,297	—	1,297
Pennsylvania	1	—	1	1,295	—	1,295
Total	6	3	9	8,985	1,198	10,183

Other Properties

We own the facility in Columbus, Ohio that serves as our general office for corporate associates.

As a result of funding a mortgage guarantee obligation associated with the KB Toys bankruptcy, we obtained title to a distribution center in Pittsfield, Massachusetts (the "Pittsfield DC") in fiscal year 2005. We had no intention of using this property in our operations, and it was sold in fiscal year 2006. For additional information regarding the Pittsfield DC, see Note 11 to the consolidated financial statements in this Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

No response is required under Item 103 of Regulation S-K. For a discussion of certain litigated matters, please refer to Notes 10 and 11 to the consolidated financial statements in this Form 10-K.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2006.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Company's executive officers at February 3, 2007 were as follows:

Name	Age	Offices Held	Officer Since
Steven S. Fishman	56	Chairman, Chief Executive Officer and President	2005
John C. Martin	56	Executive Vice President, Merchandising	2003
Donald A. Mierzwa	57	Executive Vice President, Store Operations	1998
Brad A. Waite	49	Executive Vice President, Human Resources, Loss Prevention, Real Estate and Risk Management	1998
Lisa M. Bachmann	45	Senior Vice President, Merchandise Planning/Allocation and Chief Information Officer	2002
Robert C. Claxton	52	Senior Vice President, Marketing	2005
Joe R. Cooper	49	Senior Vice President and Chief Financial Officer	2000
Charles W. Haubiel II	41	Senior Vice President, General Counsel and Corporate Secretary	1999
Norman J. Rankin	50	Senior Vice President, General Merchandise Manager	1998
Harold A. Wilson	58	Senior Vice President, Distribution and Transportation Services	1995
Timothy A. Johnson	39	Vice President, Strategic Planning and Investor Relations	2004
Paul A. Schroeder	41	Vice President, Controller	2005

Steven S. Fishman became Chairman, Chief Executive Officer and President in July 2005. Prior to joining us, Mr. Fishman was the President, Chief Executive Officer and Chief Restructuring Officer of Rhodes, Inc., a furniture retailer. Rhodes, Inc. filed for bankruptcy on November 4, 2004. Mr. Fishman was also Chairman and Chief Executive Officer of Frank's Nursery & Crafts, Inc., a lawn and garden specialty retailer, which filed for bankruptcy on September 8, 2004, and President and Founder of SSF Resources, Inc., an investment and consulting firm.

John C. Martin is responsible for merchandising. Prior to joining us in 2003, Mr. Martin was the President of Garden Ridge Corporation, an arts and crafts retailer. Garden Ridge Corporation filed for bankruptcy on February 2, 2004. Mr. Martin also served as President and Chief Operating Officer of Michaels Stores, Inc., an arts and crafts retailer, and President, Retail Stores Division of OfficeMax Incorporated, an office supply retailer.

Donald A. Mierzwa is responsible for store operations, including store standards, customer service, personnel development, program implementation, and execution. Mr. Mierzwa has been with us since 1989 and has served as Executive Vice President of Store Operations since 1999.

Brad A. Waite is responsible for human resources, loss prevention, real estate, risk management, and administrative services. Mr. Waite joined us in 1988 as Director of Employee Relations and held various Human Resources management and senior management positions prior to his promotion to Executive Vice President in July 2000.

Lisa M. Bachmann is responsible for information technology, merchandise planning, and merchandise allocation functions. Ms. Bachmann joined us as Senior Vice President of Merchandise Planning, Allocation and Presentation in March 2002, and was promoted to her current role in August 2005. Prior to joining us, Ms. Bachmann was Senior Vice President of Planning and Allocation at Ames Department Stores, Inc., a discount retailer.

Robert C. Claxton is responsible for marketing, merchandise presentation, and sales promotion. Prior to joining us in 2005, Mr. Claxton served as General Manager and Executive Vice President of Initiative Media, an advertising and communications company, and Chief Marketing Officer and Senior Vice President of Montgomery Ward, a retailer.

Joe R. Cooper was promoted to Senior Vice President and Chief Financial Officer in February 2004, and is responsible for our finance functions. He oversees treasury, tax, and investor relations, as well as the reporting, planning, and control functions of the business. Mr. Cooper joined us as Vice President of Strategic Planning and Investor Relations in May 2000. In July 2000, he assumed responsibility for the treasury department and was appointed Vice President, Treasurer.

Charles W. Haubiel II is responsible for our legal affairs. He was promoted to Senior Vice President, General Counsel and Corporate Secretary in November 2004. Mr. Haubiel joined us in 1997 as Senior Staff Counsel and was promoted to Director, Corporate Counsel and Assistant Secretary in 1999, and to Vice President, General Counsel and Corporate Secretary in 2000. In addition to his responsibility for legal affairs, Mr. Haubiel is in charge of our lease administration department and our wholesale and alternative product sourcing operations.

Norman J. Rankin is responsible for merchandising in the consumables and hardware departments. Mr. Rankin joined us in 1998 as Vice President of Consumables upon our merger with Mac Frugal's Bargains Close-outs, Inc., a discount retailer. In 1999, Mr. Rankin was promoted to Senior Vice President.

Harold A. Wilson is responsible for warehousing, distributing, and transporting merchandise. Mr. Wilson joined us in 1995. Prior to joining us, Mr. Wilson was the Vice President of Distribution for retailer Limited Stores and held a senior position in the distribution department at retailer Neiman-Marcus.

Timothy A. Johnson is responsible for our strategic planning and investor relations functions. He was promoted to Vice President, Strategic Planning and Investor Relations in February 2004. He joined us in 2000 as Director of Strategic Planning.

Paul A. Schroeder is responsible for internal and external financial reporting and accounting operations including payroll, accounts payable, and inventory control. Mr. Schroeder joined us as Director, Accounting Operations in April 2005, and was promoted to Vice President, Controller in September 2005. Prior to joining us, Mr. Schroeder was Director of Finance at American Signature, Inc., a furniture retailer, and held various finance positions at Limited Brands, Inc., a clothing and fashion retailer.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Effective August 18, 2006, our common shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "BIG." Prior to the August 18, 2006 change, our symbol on the NYSE was "BLI." The following table reflects the high and low sales prices per common share as reported on the NYSE composite tape for the fiscal periods indicated:

	Fiscal Year			
	2006		2005	
	High	Low	High	Low
First Quarter	$14.95	$12.40	$13.38	$10.06
Second Quarter	17.20	13.25	14.29	10.13
Third Quarter	21.18	15.70	13.19	10.38
Fourth Quarter	$26.36	$20.03	$13.88	$11.16

We have followed a policy of reinvesting available cash in the business or executing share repurchase programs when authorized by the Board of Directors. We historically have not paid dividends. Currently, no change in this policy is under consideration by our Board of Directors. The payment of cash dividends in the future will be determined by our Board of Directors taking into account business conditions then existing, including our earnings, financial requirements and condition, opportunities for reinvesting cash, and other factors.

On March 9, 2007, we announced that our Board of Directors authorized the repurchase of up to $600.0 million of our common shares commencing upon authorization and continuing until exhausted. We expect the purchases to be made from time to time in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors. Common shares acquired through the repurchase program will be available to meet obligations under equity compensation plans and for general corporate purposes.

On February 22, 2006, our Board of Directors authorized the repurchase of up to $150.0 million of our common shares. During fiscal year 2006, we purchased 9.4 million common shares having an aggregate cost of $150.0 million with an average price paid per share of $15.90. The following table sets forth information regarding our repurchase of our common shares during the fourth quarter of fiscal year 2006:

(In thousands, except price per share data)

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (2)	(c) Total (Cumulative) Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 29, 2006 - November 25, 2006	703	$22.78	9,435	$—
November 26, 2006 - December 23, 2006	—	—	9,435	—
December 24, 2006 - February 3, 2007	12	23.14	9,435	—
Total	715	$22.78	9,435	$—

(1) Included in the total number of shares purchased during the fourth quarter of fiscal year 2006 are approximately twelve thousand shares which were withheld for tax payments with respect to share-based compensation. All other shares purchased in the fourth quarter of fiscal year 2006 were made pursuant to the program publicly announced on February 22, 2006.

(2) This amount represents the weighted-average price paid per common share in the fourth quarter of fiscal year 2006 and includes a per share commission paid for all repurchases.

In June 2006, we paid $14.7 million to enter into a structured share repurchase transaction which settled in cash on its maturity date in September 2006. The initial cash disbursement and subsequent receipt of cash were recorded in additional paid-in capital on the consolidated balance sheet. We entered into the structured share repurchase transaction as part of our share repurchase program announced in February 2006. Because the market price of our common shares was above $15.34 on the maturity date, we received $15.3 million on the maturity date, representing our original investment of $14.7 million and a $0.6 million return on our investment.

In May 2004, our Board of Directors authorized the repurchase of up to $75.0 million of our common shares. In accordance with this authorization, we purchased 5.4 million common shares having an aggregate cost of $75.0 million with an average price paid per share of $13.82.

The repurchased common shares in fiscal years 2004 and 2006 were placed into treasury and are used for general corporate purposes including the issuance of shares related to employee benefit plans.

As of April 2, 2007, there were approximately 1,175 registered holders of record of our common shares.

The following graph compares, for the five fiscal year period ended February 3, 2007, the cumulative total shareholder return for our common stock, the S&P 500 Index, and the S&P 500 Retailing Index. Measurement points are the last trading day of each of our fiscal years ended February 1, 2003, January 31, 2004, January 29, 2005, January 28, 2006, and February 3, 2007. The graph assumes that $100 was invested on January 31, 2002, in each of our common stock, the S&P 500 Index, and the S&P 500 Retailing Index and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.


$300
$250
$200
$150
$100
$50
$0
Jan02
Jan03
Jan04
Jan05
Jan06
Jan07
Big Lots, Inc.
S&P 500 Index
S&P 500 Retailing

Company / Index	Base Period January 2002	Indexed Returns Years Ending January 2003	January 2004	January 2005	January 2006	January 2007
Big Lots, Inc.	**$100.00**	$115.31	$130.35	$102.95	$126.75	$239.85
S&P 500 Index	**100.00**	77.53	104.33	109.90	121.66	134.67
S&P 500 Retailing	**$100.00**	$ 71.73	$107.22	$123.06	$131.84	$141.24

ITEM 6. SELECTED FINANCIAL DATA

The following statements of operations and balance sheet data have been derived from our consolidated financial statements and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related Notes included herein. Fiscal year 2006 is comprised of 53 weeks while the other years presented below are comprised of 52 weeks.

	Fiscal Year (a)				
	2006	2005	2004	2003	2002
(In thousands, except per share amounts and store counts)					
Net sales	$4,743,048	$4,429,905	$4,149,252	$3,942,653	$3,647,771
Cost of sales	2,851,616	2,698,239	2,462,114	2,292,123	2,109,601
Gross margin	1,891,432	1,731,666	1,687,138	1,650,530	1,538,170
Selling and administrative expenses	1,622,339	1,596,136	1,518,589	1,439,444	1,323,543
Depreciation expense	101,279	108,657	99,362	88,960	81,552
Operating profit	167,814	26,873	69,187	122,126	133,075
Interest expense	(581)	(6,272)	(24,845)	(16,443)	(20,954)
Interest and investment income	3,257	313	618	1,061	843
Income from continuing operations before income taxes	170,490	20,914	44,960	106,744	112,964
Income tax expense	57,872	5,189	13,528	20,833	44,683
Income from continuing operations	112,618	15,725	31,432	85,911	68,281
Income (loss) from discontinued operations, net of tax	11,427	(25,813)	(7,669)	(5,691)	7,452
Net income (loss)	$ 124,045	$ (10,088)	$ 23,763	$ 80,220	$ 75,733
Income (loss) per common share — basic:					
Continuing operations	$ 1.02	$ 0.14	$ 0.28	$ 0.74	$ 0.59
Discontinued operations	0.10	(0.23)	(0.07)	(0.05)	0.06
	$ 1.12	$ (0.09)	$ 0.21	$ 0.69	$ 0.65
Income (loss) per common share — diluted:					
Continuing operations	$ 1.01	$ 0.14	$ 0.27	$ 0.73	$ 0.59
Discontinued operations	0.10	(0.23)	(0.06)	(0.05)	0.06
	$ 1.11	$ (0.09)	$ 0.21	$ 0.68	$ 0.65
Weighted-average common shares outstanding:					
Basic	110,336	113,240	114,281	116,757	115,865
Diluted	111,930	113,677	114,801	117,253	116,707
Balance sheet data:					
Total assets	$1,720,526	$1,625,497	$1,733,584	$1,800,543	$1,655,571
Working capital	674,815	557,231	622,269	718,620	654,626
Long-term obligations	—	5,500	159,200	204,000	204,000
Shareholders' equity	$1,129,703	$1,078,724	$1,075,490	$1,108,779	$1,020,088
Store data:					
Total gross square footage	40,770	41,413	42,975	40,040	37,882
Total selling square footage	29,376	29,856	30,943	29,019	27,593
Stores opened during the fiscal year	11	73	103	86	87
Stores closed during the fiscal year	(37)	(174)	(31)	(36)	(42)
Stores open at end of the fiscal year	1,375	1,401	1,502	1,430	1,380

(a) References throughout this document to fiscal years 2006, 2005, 2004, 2003, and 2002 refer to the fiscal years ended February 3, 2007; January 28, 2006; January 29, 2005; January 31, 2004; and February 1, 2003, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The discussion and analysis presented below should be read in conjunction with the consolidated financial statements and related Notes included herein. Please refer to Item 1A of this Form 10-K for a discussion of forward-looking statements and certain risk factors that may have a material effect on our business, financial condition, results of operations, and liquidity.

We follow the concept of a 52-53 week fiscal year, which ends on the Saturday nearest to January 31. Fiscal year 2006 was comprised of 53 weeks. Fiscal years 2005 and 2004 were each comprised of 52 weeks.

BUSINESS DEVELOPMENTS

Operating Initiatives and Results

The following is an overview of significant operating initiatives that have been executed or are in progress that we believe led or contributed to improved operating performance in fiscal year 2006 compared to the prior fiscal year.

Actions taken in fiscal year 2005:

- Evaluation of individual store performance and the closure of 174 stores including all of our stand alone furniture stores. The majority of these closed stores were underperforming.
- Execution of a series of markdowns lowering in-store inventory levels in certain categories and improving turnover.
- Realignment of our field operations and elimination of some redundancies between closeout and furniture store operations.
- Reduction of personnel at our stores, distribution centers, and general office.
- Exit from the frozen food business.

Actions taken in fiscal year 2006:

- Opened fewer stores compared to prior years primarily as a result of rising real estate costs for prospective new sites and our focused efforts on improving operating results of existing stores.
- Tested and executed newly developed merchandising plans focusing on obtaining higher gross margin dollars and improved inventory turnover.
- Tested and evaluated marketing approach including in-store signage, mix and amount of television advertising, and advertising circular print and distribution methods.
- Continued to focus on improving efficiencies in our purchasing and distribution practices intending to increase store productivity.
- Initiated a pilot project to test a new point-of-sale register system that will replace our existing point-of-sale hardware and software, with installation in all stores during fiscal years 2007 and 2008.

We believe these initiatives and activities have contributed to our operating performance for fiscal year 2006 when compared to the operating performance of fiscal year 2005:

- Comparable store sales increased 4.6%.
- Sales per selling square foot improved by 8.2%.
- Gross margin dollars improved $159.8 million with fewer stores included in continuing operations.
- Inventory turnover rate improved to 3.4 times versus 3.0 times in fiscal year 2005.

- Selling and administrative expenses as a percent of sales improved 180 basis points to 34.2% of sales versus 36.0% of sales in fiscal year 2005.
- Depreciation expense as a percent of sales decreased 40 basis points to 2.1% of sales versus 2.5% of sales in fiscal year 2005.
- Diluted earnings per share from continuing operations improved to $1.01 per share compared to $0.14 per share in fiscal year 2005.
- Cash provided by operating activities was $381.5 million and we ended fiscal year 2006 with $281.7 million of cash and cash equivalents.
- Acquired 9.4 million of our common shares for a total cost of $150.0 million under the repurchase program announced in February 2006.

See the discussion and analysis below for additional details of our operating results.

Litigation

In the third quarter of fiscal year 2006, we reached tentative settlements of two employment-related civil class actions brought against us. The tentative settlements are subject to court approval and acceptance by the class. We recorded, in the third quarter of fiscal year 2006, a pretax charge of $9.7 million included in selling and administrative expenses for the estimated settlement liability for these matters. We believe that the liability for these matters was adequately reserved at February 3, 2007. See Note 10 to the accompanying consolidated financial statements for additional detail on these matters.

In the fourth quarter of fiscal year 2006, we recorded pretax income of $2.6 million in selling and administrative expenses upon receipt of our portion of the Visa/MasterCard antitrust litigation settlement funds that compensate merchants for the excessive fees they paid for certain Visa and MasterCard transactions.

What's Important Now (WIN) Strategy

In 2005, we initiated a strategic assessment of our operations. Specifically, we focused on opportunities for improved financial performance as a result of a detailed analysis of our real estate, operating expenses, and merchandising. This strategic assessment resulted in specific initiatives collectively referred to by us as our "WIN Strategy."

Real Estate

As a result of the real estate analysis conducted as part of the WIN Strategy, we closed 174 stores during fiscal year 2005, a significant portion of which were underperforming. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the operating results of 130 of these closed stores were reclassified to discontinued operations in fiscal year 2005 and all prior periods reported. The table below identifies the significant components of loss from discontinued operations related to the 130 closed stores for fiscal years 2006, 2005, and 2004, respectively.

	Fiscal Year		
	2006	2005	2004
(In thousands)			
Net sales	$ —	$215,154	$225,820
Gross margin	—	74,109	90,299
Operating loss	(2,659)	(41,130)	(1,662)
Loss from discontinued operations, net of tax	$(1,606)	$(25,381)	$ (1,021)

Our results related to discontinued operations in fiscal year 2006 primarily represent exit-related costs and ongoing costs associated with leased properties yet to be terminated or subleased. Our results of discontinued operations in fiscal year 2005 include pretax losses in the amount of $41.1 million, including $43.6 million of exit-related pretax costs.

The table below summarizes the type and amount of charges recorded as a result of the store closures and identifies remaining exit liabilities as of February 3, 2007:

(In thousands)	Write-down of Property, Inventory, and Deferred Rent	Severance and Benefits	Lease Termination Costs	Total
Charges	$ 19,600	$ 3,300	$ 20,700	$ 43,600
Payments	—	(1,539)	(2,499)	(4,038)
Non-cash reductions	(19,600)	—	—	(19,600)
Remaining Obligations at January 28, 2006	—	1,761	18,201	19,962
Settlement savings	—	—	(1,346)	(1,346)
Accretion expense	—	—	411	411
Payments	—	(1,761)	(11,329)	(13,090)
Remaining Obligations at February 3, 2007	$ —	$ —	$ 5,937	$ 5,937

Write-downs of property and inventory include assets used in normal operations of retail stores and remaining unrecoverable net book values of fixtures, equipment, and signs. The inventory write-downs above were specific to the markdowns associated with liquidation sales conducted at the closed stores, which qualified for discontinued operations accounting treatment. We record markdowns throughout the year in the normal course of business. The markdowns associated with the liquidation sales were the only markdowns included in the table above.

Future cash outlays related to the above lease termination costs are anticipated to be $3.4 million in fiscal year 2007, $1.8 million in fiscal year 2008, $0.6 million in fiscal year 2009, and $0.1 million thereafter.

Operating Expenses

Our review of our operating expenses resulted in personnel reductions in our general office, field operations, and distribution centers in fiscal year 2005. Certain resources were realigned based on the fiscal year 2005 store closings and lower expected store growth in the near term. Additionally, some redundancies between the closeout store operations and the furniture store operations were eliminated.

Merchandising

In fiscal year 2005, as part of a review of our merchandising strategy, we: 1) closed our stand-alone furniture stores; 2) executed a series of markdowns lowering in-store inventory levels in certain categories and improving inventory turnover; and 3) exited the frozen food business. We developed our merchandise strategy with the goals of growing sales per square foot and increasing gross margin dollars. We performed customer research and found that brand names, "treasure hunt," price, value, and savings were most important to our customers. Certain elements of the merchandising strategy were tested and executed in fiscal year 2006. In fiscal year 2006, we refined the detailed merchandising plans in order for each merchant to understand his or her targeted levels of closeout merchandise, engineered closeout merchandise (items that we often develop along with our vendors), and consistency type products that our customers expect us to have. Our preference is to maximize the amount of closeout merchandise which we believe provides great value to the customer. We have communicated many of these expectations to our vendors so that they understand our expectations and can collaborate with us to get the desired types and quantities of merchandise to our stores.

One of the key elements to the success of the fiscal year 2006 merchandising strategy was the "raise the ring" strategy. The "raise the ring" strategy involves offering a merchandise mix to the customer that includes items with slightly higher average item retail sales price. One method used to accomplish this was to offer larger package or quantity sizes. For example, instead of offering an item for sale on a per piece basis, we may offer the same product in a package of three or six pieces. Another part of the "raise the ring" strategy involved offering types of merchandise that helped increase average item retail, based on our belief that as long as the value proposition is compelling, our customers are willing to purchase higher ticket merchandise from us.

Improved merchandising led to efficiencies in the cost side of the business as well. Inventory quantities were managed to lower levels helping to drive productivity in the distribution centers and stores. Our merchants worked with vendors to acquire items that were pre-ticketed for sale and more efficiently and effectively allocated to and displayed in our stores. Markdowns were taken timely in order to keep merchandise in our stores fresh and to improve inventory turnover. Fewer cartons were processed by our distribution centers and stores while higher sales dollars were achieved.

Our marketing efforts continued to involve a mix of circulars, in-store marketing, and television advertising. During fiscal year 2006, we shifted circular and television advertising dollars to the November and December (the "Nine Weeks of Christmas") timeframe in order to commit more marketing expenditures during the period they could be expected to have the most impact. Many of the products offered in these circulars were a result of the merchandising strategies discussed above. The planning and coordination that went into these circulars improved their effectiveness and resulted in higher sales, higher gross margin dollars, and improved inventory turnover rate.

Because the majority of our customers consider themselves to be "treasure hunters" and come to our store without a specific item in mind to purchase, we developed better in-store marketing strategies, such as improved signage, aimed at driving total sales dollars from each customer in the store. This new signage was tested favorably during fiscal year 2006 and was rolled out to all stores late in the fourth quarter of fiscal year 2006.

KB Toys and Pittsfield Distribution Center Update

For a discussion of these matters and other matters related to the KB Toys business, see Note 11 to the consolidated financial statements in this Form 10-K.

Results of Operations

The following table compares components of our consolidated statements of operations as a percentage of net sales:

	Fiscal Year		
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	60.1	60.9	59.3
Gross margin	39.9	39.1	40.7
Selling and administrative expenses	34.2	36.0	36.6
Depreciation expense	2.1	2.5	2.4
Operating profit	3.5	0.6	1.7
Interest expense	(0.0)	(0.1)	(0.6)
Interest and investment income	0.1	0.0	0.0
Income from continuing operations before income taxes	3.6	0.5	1.1
Income tax expense	1.2	0.1	0.3
Income from continuing operations	2.4	0.4	0.8
Income (loss) from discontinued operations, net of tax	0.2	(0.6)	(0.2)
Net income (loss)	2.6%	(0.2)%	0.6%

We have historically experienced, and expect to continue to experience, seasonal fluctuations, with a larger percentage of our net sales and operating profit being realized in the fourth fiscal quarter. In addition, our quarterly results can be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, the timing of television and circular advertising, and the timing of certain holidays. We purchase substantial amounts of inventory and incur higher shipping and payroll costs as a percent of sales in the third fiscal quarter in anticipation of the increased sales activity during the fourth fiscal quarter.

The following table sets forth the seasonality of net sales and operating profit by fiscal quarter:

	First	Second	Third	Fourth
Fiscal Year 2006				
Net sales percentage of full year	23.0%	22.3%	22.1%	32.6%
Operating profit as a percentage of full year	12.7	4.3	1.4	81.6
Fiscal Year 2005				
Net sales percentage of full year	23.5%	22.6%	22.4%	31.5%
Operating profit (loss) as a percentage of full year	46.6	(66.5)	(113.7)	233.6

Fiscal Year 2006 Compared To Fiscal Year 2005

Net Sales

Net sales increased 7.1% to $4,743.0 million in fiscal year 2006 compared to $4,429.9 million in fiscal year 2005. This net sales increase of $313.1 million is principally due to a 4.6% increase in comparable store sales and sales made during the 53rd week in fiscal year 2006. Our comparable store sales are calculated by using all stores that were open for at least two fiscal years as of the beginning of fiscal year 2006. This calculation may not be comparable to other retailers who calculate comparable store sales based on other methods. From a merchandise perspective, the Consumables, Home, and Other were the best performing categories. Within the Consumables category, sales of food and health and beauty products drove the increase partially offset by the decline in sales of frozen food, which we discontinued in fiscal year 2005. Within the Home category, sales of furniture and domestics drove the increase. Within the Other category, increases in sales of electronics and apparel were partially offset by lower sales of lingerie.

We internally evaluate and externally communicate overall sales and merchandise performances based on the following key merchandising categories, and we believe these categories facilitate analysis of our financial performance. Net sales by product category, net sales by product category as a percentage of total net sales, and net sales change in dollars and percentage in fiscal year 2006 compared to fiscal year 2005 were as follows:

	Fiscal Year					
	2006		2005		Change	
($ in thousands)						
Consumables	$1,369,590	28.9%	$1,275,851	28.8%	$ 93,739	7.3%
Home	1,473,052	31.1	1,333,602	30.1	139,450	10.5
Seasonal and toys	840,416	17.7	830,526	18.7	9,890	1.2
Other	1,059,990	22.3	989,926	22.4	70,064	7.1
Net sales	$4,743,048	100.0%	$4,429,905	100.0%	$313,143	7.1%

Gross Margin

Gross margin dollars increased 9.2% to $1,891.4 million in fiscal year 2006 compared to $1,731.7 million in fiscal year 2005. We achieved our stated goal to increase gross margin dollars as gross margin improved by $159.7 million principally due to a combination of higher net sales and a slightly higher gross margin rate. Gross margin as a percentage of net sales was 39.9% in fiscal year 2006 compared to 39.1% in fiscal year 2005. This gross margin rate increase of 80 basis points was primarily due to an improvement in the initial mark up of merchandise purchased in fiscal year 2006 compared to purchases in fiscal year 2005. This improvement is primarily attributed to our merchandising strategies as previously discussed. Our inventory turnover improved to 3.4 turns in fiscal year 2006 compared to 3.0 turns in fiscal year 2005.

Selling and Administrative Expenses

Selling and administrative expenses increased 1.6% to $1,622.3 million in fiscal year 2006 compared to $1,596.1 million in fiscal year 2005. While net sales increased $313.1 million, selling and administrative expenses increased only $26.2 million and as a result, selling and administrative expenses as a percentage of net sales were 34.2% in fiscal year 2006 compared to 36.0% in fiscal year 2005. The following items contributed to the 180 basis point improvement in selling and administrative expense leverage: 1) the 4.6% increase in comparable store sales, which was above our expense leverage point; 2) our "raise the ring" merchandising strategy which delivered higher sales results with fewer cartons processed by the distribution centers and stores; 3) reduction in general office and field operations headcount primarily due to the elimination of some redundancies between closeout and furniture store operations; and 4) various initiatives aimed at improving efficiency at our stores and distribution centers including tightly managed payroll budgets, the initiation of a vendor compliance program, and merchandising strategies aimed at getting merchandise delivered that is more efficiently able to be displayed on the selling floor, for example, pre-ticketed items and improved packaging (PDQ packaging, palletized end cap displays, etc.).

Some of the increases in selling and administrative expense components from fiscal year 2005 to fiscal year 2006 were bonus expense of $22.0 million, wage litigation charges of $9.7 million, utilities of $6.5 million, stock-based compensation expense of $5.7 million, and asset impairment charges of $5.0 million. These increases were partially offset by decreases in store hourly wages of $10.7 million, general office wages of $5.2 million, field operations cost of $4.2 million, and proceeds received as a result of the Visa/MasterCard antitrust settlement of $2.6 million. The bonus expense increase is due primarily to our improved financial performance in fiscal year 2006 and compares to fiscal year 2005 where no general office bonus was paid. The wage litigation charges are discussed in more detail in Note 10 to the consolidated financial statements. Higher utilities are primarily a result of higher utility rates. Stock-based compensation expense increased primarily as a result of adopting SFAS No. 123(R) (See Note 1 to the accompanying consolidated financial statements) and the achievement of a performance-based target with respect to restricted shares granted in the first quarter of fiscal year 2006. The asset impairment charges relate primarily to charges taken on certain underperforming stores that were opened in fiscal years 2004 and 2005. Lower store hourly wages, even with the $313.1 million increase in sales, are a result of improved productivity in the stores primarily due to lower inventory levels at the stores and our "raise the ring" merchandising strategy. The decline in general office and field operations expenses are primarily a result of the reduction in headcount which included the elimination of some redundancies in the furniture and closeout operations.

Outbound distribution and transportation costs, which were included in selling and administrative expenses (see Note 1 to the consolidated financial statements) decreased 0.8% to $222.1 million in fiscal year 2006 compared to $223.8 million in fiscal year 2005. Outbound distribution and transportation expenses as a percentage of net sales were 4.7% in fiscal year 2006 compared to 5.1% in fiscal year 2005. The 40 basis point decrease was primarily due to our "raise the ring" merchandising strategy which resulted in fewer cartons being processed through the distribution centers with higher carton values. In addition, our emphasis on improved inventory turnover led to lower inventory levels maintained in the distribution centers.

Depreciation Expense

Depreciation expense for fiscal year 2006 was $101.3 million compared to $108.7 million for fiscal year 2005. The $7.4 million decrease was principally related to a declining amount of capital expenditures in fiscal years 2005 and 2006. The lower capital expenditures are principally related to opening 11 stores in fiscal year 2006 and a conservative approach to capital investments aimed primarily at the development of a new point-of-sale register system and other items generally considered "maintenance capital" items for our distribution centers and stores in fiscal year 2006. Fiscal year 2005 capital expenditures included capital related to the completion of reengineering of our Columbus, Ohio distribution center.

Upon the successful completion of a pilot program in 32 of our stores and the decision to move forward with the implementation of a new point-of-sale system in all of our stores, we reduced the remaining estimated service life on approximately $6.9 million of certain point-of-sale equipment. The impact of this service life reduction was to recognize approximately $2.3 million of depreciation expense in the fourth quarter of fiscal year 2006. The estimated remaining service life was based on our projected roll out schedule to all remaining stores, approximately one-half in fiscal year 2007 and one-half in fiscal year 2008.

Interest Expense

Interest expense decreased 90.5% to $0.6 million in fiscal year 2006 compared to $6.3 million in fiscal year 2005. The $5.7 million decrease in interest expense was principally due to lower average borrowings of $4.8 million in fiscal year 2006 compared to average borrowings of $139.9 million in fiscal year 2005.

Interest and Investment Income

Interest and investment income increased $3.0 million in fiscal year 2006 to $3.3 million compared to $0.3 million in fiscal year 2005. Because we generated significant cash flow from our operations, we were in an invested position throughout the majority of fiscal year 2006. We invested primarily in money market type investments that are considered cash equivalents and other short term high grade bond mutual funds.

Income Taxes

Our effective income tax rate on income from continuing operations was 33.9% for fiscal year 2006 compared to 24.8% for fiscal year 2005. In fiscal year 2006, we benefited from a reduction in the valuation allowance as a result of our expectation of utilizing more net operating loss benefits and the resolution of certain income tax matters. The rate was lower in fiscal year 2005 principally due to 1) proportionately larger jurisdictional losses in entities with higher marginal income tax rates, 2) lower overall income before income taxes, and 3) loss contingency activity partially offset by higher write-down of deferred income tax assets as a result of state tax law changes.

The Company anticipates the fiscal year 2007 effective income tax rate to be within a range of 36.0% to 39.0%.

Discontinued Operations

We recorded income from discontinued operations of $11.4 million in fiscal year 2006 compared to loss from discontinued operations of $25.8 million in fiscal year 2005. The income from discontinued operations in fiscal year 2006 was principally comprised of 1) the partial release of our KB bankruptcy lease obligation (as defined in Note 11 to the consolidated financial statements) of $8.7 million, net of tax, and 2) the release of KB-related income tax and sales tax indemnification liabilities of $4.7 million, net of tax, partially offset by 1) a loss on the sale of the Pittsfield, Massachusetts distribution center (formerly owned by the KB Toys business) of approximately $1.4 million, net of tax; and 2) exit-related costs on the 130 closed stores of $1.6 million, net of tax, including a $0.7 million, pretax pension settlement charge and expenses on the portion of the 130 stores where the leases have not been terminated. We based the revision of the KB bankruptcy lease obligation on the number of demand notices that we have received from landlords and used information received from KB Toys, the bankruptcy trust, and our own lease records which date back to when we owned the KB Toys business. Additionally, we released the tax indemnification liabilities in light of information that we received as a result of our settlement discussions with the bankruptcy trust and KB in an attempt to resolve the tax indemnification claims. Our loss from discontinued operations in fiscal year 2005 included $25.4 million, net of tax, primarily related to exit costs and fiscal year 2005 results of operations of the 130 stores, $0.6 million of income, net of tax, for the reversal of liabilities associated with the KB Toys business, and $1.0 million, net of tax, associated with the write down of the Pittsfield, Massachusetts distribution center to fair value less selling cost, upon classification as held for sale.

Fiscal Year 2005 Compared To Fiscal Year 2004

Net Sales

Net sales increased 6.8% to $4,429.9 million in fiscal year 2005 compared to $4,149.3 million in fiscal year 2004. This increase is due to new stores opened in fiscal years 2004 and 2005 and the comparable store sales increase of 1.8% for fiscal year 2005. From a merchandise perspective, Home, which includes furniture, was the best performing category. As part of our merchandising initiatives, clearance markdowns, primarily in the fourth quarter, benefited net sales and comparable store sales and were initiated to reduce inventory levels on slower moving items or classifications.

Net sales by product category, net sales by product category as a percentage of total net sales, and the net sales change in dollars and percentage in fiscal year 2005 compared to fiscal year 2004 were as follows:

	Fiscal Year					
	2005		2004		Change	
($ in thousands)						
Consumables	$1,275,851	28.8%	$1,247,207	30.1%	$ 28,644	2.3%
Home	1,333,602	30.1	1,153,297	27.8	180,305	15.6
Seasonal and toys	830,526	18.7	814,661	19.6	15,865	1.9
Other	989,926	22.4	934,087	22.5	55,839	6.0
Net sales	$4,429,905	100.0%	$4,149,252	100.0%	$280,653	6.8%

The Consumables category includes sales increases in plastics, paper, and food, partially offset by a decrease in health and beauty. The Home category includes strong performance in furniture and home decor. Seasonal and toys includes sales increases for lawn & garden and toys, partially offset by decreases in trim-a-tree and harvest. The Other category includes strong performances in electronics, home appliances, and tools.

Gross Margin

Gross margin dollars increased 2.6% to $1,731.7 million in fiscal year 2005 compared to $1,687.1 million in fiscal year 2004. Gross margin as a percentage of net sales was 39.1% in fiscal year 2005 compared to 40.7% in fiscal year 2004. This gross margin rate decline of 160 basis points was primarily due to clearance-related markdowns, higher inbound freight costs, and certain initial markup-related cost pressures such as higher resin-based material costs. Inbound freight costs were higher as a result of higher fuel costs and transportation capacity constraints.

Selling and Administrative Expenses

Selling and administrative expenses increased 5.1% to $1,596.1 million in fiscal year 2005 compared to $1,518.6 million in fiscal year 2004. Selling and administrative expenses as a percentage of net sales were 36.0% in fiscal year 2005 compared to 36.6% in fiscal year 2004.

Selling and administrative expenses increased over fiscal year 2004 primarily due to costs associated with higher levels of sales and increased carton volume. The $77.5 million increase was primarily attributable to increased store payroll costs of $20.9 million, increased store occupancy-related costs, including rent and utilities, of $23.0 million, increased general office costs of $11.7 million, the partial charge-off of the HCC Note of $6.4 million (as defined in Note 11 to the consolidated financial statements), increased advertising costs of $6.0 million, and increased distribution and transportation costs of $5.1 million. The increase in general office cost primarily resulted from an increase in wage and benefit-related costs.

Outbound distribution and transportation costs, which were included in selling and administrative expenses (see Note 1 to the accompanying consolidated financial statements) increased 2.3% to $223.8 million in fiscal year 2005 compared to $218.7 million in fiscal year 2004. Outbound distribution and transportation expenses as a percentage of net sales were 5.1% in fiscal year 2005 compared to 5.3% in fiscal year 2004. The 20 basis point decrease was primarily due to improved efficiency at the distribution centers, particularly the Durant, Oklahoma distribution center. In addition, productivity has improved at the Columbus distribution center after two years of re-engineering efforts. Partially offsetting these cost savings were higher diesel fuel costs incurred on outbound freight and higher utility costs at the distribution centers.

Depreciation Expense

Depreciation expense for fiscal year 2005 was $108.7 million compared to $99.4 million for fiscal year 2004. The $9.3 million increase was principally related to new store growth.

Interest Expense

Interest expense decreased 74.6% to $6.3 million in fiscal year 2005 compared to $24.8 million in fiscal year 2004. The $18.5 million decrease in interest expense was due to the $8.9 million debt prepayment charge incurred in fiscal year 2004 in connection with the repayment of the $204.0 million in senior notes privately placed in 2001 (the "Senior Notes") and the retirement of the $300.0 million secured revolving credit agreement entered into in 2001 (the "2001 Credit Agreement"), lower average borrowings in fiscal year 2005, and a lower effective interest rate in fiscal year 2005. The prepayment charge was incurred in order to replace the Senior Notes, which carried a weighted-average yield of 8.2%, and the 2001 Credit Agreement with the variable rate 2004 Credit Agreement. The weighted-average interest rate of the outstanding loans under the 2004 Credit Agreement at January 28, 2006, was 5.1%.

Income Taxes

The effective income tax rate of the continuing operations of the Company was 24.8% for fiscal year 2005 compared to 30.1% for fiscal year 2004. The rate was lower in fiscal year 2005 because of 1) proportionately larger jurisdictional losses in entities with higher marginal income tax rates; and 2) the adjustment of loss contingencies to recognize the expiration of the statute of limitations; offset by the write-down of deferred income tax assets as a result of state tax law changes (including Ohio tax reform enacted in the second quarter of fiscal year 2005).

Discontinued Operations

We recorded a pretax loss of $41.7 million from discontinued operations in fiscal year 2005 compared to a pretax loss of $13.0 million in fiscal year 2004. Our results of discontinued operations in fiscal year 2005 include pretax losses in the amount of $41.1 million as the result of 130 stores reported in discontinued operations in fiscal year 2005 which include $43.6 million of exit-related pretax costs incurred primarily in the fourth quarter of fiscal year 2005, the reversal of pretax charges of $0.4 million associated with the KB Toys business and pretax charges of $1.0 million associated with the reclassification of the Pittsfield distribution center ("Pittsfield DC") as held-for-sale and the related write-down of its carrying value to fair value less selling cost. Our discontinued operations in fiscal year 2004 relate to pretax losses in the amount of $1.7 million as the result of the 130 stores reported in discontinued operations and pretax charges of $11.3 million associated with the KB Toys business.

Capital Resources and Liquidity

Capital Resources

On October 29, 2004, we entered into the $500.0 million 2004 Credit Agreement which is scheduled to terminate on October 28, 2009. The proceeds of the 2004 Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness. The pricing and fees related to the 2004 Credit Agreement fluctuate based on our debt rating. Loans made under the 2004 Credit Agreement may be prepaid by us without penalty. The 2004 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of these covenants could result in a default under the 2004 Credit Agreement, which would permit the lenders to restrict our ability to further access the 2004 Credit Agreement for loans and letters of credit, and require the immediate repayment of any outstanding loans under the 2004 Credit Agreement. On December 22, 2006, we entered into a second amendment to the 2004 Credit Agreement in order to permit us to acquire investments rated by a third rating agency. On October 25, 2005, we entered into an amendment to the 2004 Credit Agreement in order to eliminate the impact on the covenant calculations of the charges related to the store closings discussed in Note 11 to the consolidated financial statements. We were in compliance with our amended financial covenants under the 2004 Credit Agreement at February 3, 2007.

The 2004 Credit Agreement permits, at our option, borrowings at various interest rate options based on the prime rate or London InterBank Offering Rate plus applicable margin. The 2004 Credit Agreement also permits, as applicable, borrowings at various interest rate options mutually agreed upon by us and the lenders. We typically repay and/or borrow on a daily basis in accordance with the terms of the 2004 Credit Agreement. The daily activity is a net result of our liquidity position, which is generally affected by: 1) cash inflows such as store cash and other miscellaneous deposits; and 2) cash outflows such as check clearings, wire and other electronic transactions, and other miscellaneous disbursements.

In addition to revolving credit loans, the 2004 Credit Agreement includes a $30.0 million swing loan sub-limit, a $50.0 million bid loan sub-limit, and a $150.0 million letter of credit sub-limit. At February 3, 2007, we did not have borrowings outstanding under the 2004 Credit Agreement. The borrowings available under the 2004 Credit Agreement, after taking into account the reduction of availability resulting from outstanding letters of credit totaling $57.9 million, were $442.1 million at February 3, 2007.

We utilize our credit facility primarily to manage ongoing and seasonal working capital. Given the seasonality of our business, the amount of borrowings under the 2004 Credit Agreement may fluctuate materially depending on various factors, including our performance, the time of year, and our need to acquire merchandise inventory. We anticipate total indebtedness under the facility will be less than $65.0 million through the end of May 2007, all of which will be comprised of letters of credit, excluding any impact from the execution of the $600.0 million share repurchase authorized by our Board of Directors in March 2007.

Liquidity

The primary source of our liquidity is cash flows from operations and, as necessary, borrowings under the 2004 Credit Agreement. At February 3, 2007, working capital was $674.8 million, including $269.4 million of money market investments included in cash and cash equivalents.

Cash provided by operating activities was $381.5 million during fiscal year 2006 and resulted primarily from net income of $124.0 million, depreciation and amortization of $95.6 million, a reduction in inventories of $77.9 million, timing associated with current income taxes of $44.1 million, and improved accounts payable leverage of $24.0 million. Lower inventories are principally due to our continued efforts to improve the inventory turnover rate and to keep store merchandise fresh. Our income tax position was favorable because we received income tax refunds in fiscal year 2006 related primarily to the overpayment of taxes in fiscal year 2005 and had income taxes payable of approximately $28.0 million at the end of fiscal year 2006. We improved our accounts payable leverage principally by extending payment terms to foreign vendors.

Cash provided by operating activities was $213.0 million during fiscal year 2005 and resulted primarily from net loss of $(10.1) million, depreciation and amortization expense of $114.6 million, and a decrease in net assets of $102.7 million over fiscal year 2004. The $102.7 million decrease in net assets was primarily a result of lower inventory of $58.9 million, higher accounts payable of $11.9 million, higher other current liabilities of $21.2 million, and cash from other assets and liabilities of $21.9 million. The reduction in inventory is primarily a result of fewer stores open at the end of fiscal year 2005 compared to prior year and the impact of the markdown clearance sales. The increase in other current liabilities is primarily due to the increased current portion of lease obligation resulting from the closure of certain stores before their full lease term expired. The cash from other assets and liabilities is primarily due to the non-current portion of the lease obligation associated with the closed stores and an increase in the non-current portion of insurance reserves for workers' compensation and general liability.

Cash used in investing activities of $30.4 million in fiscal year 2006 and $66.7 million in fiscal year 2005 was primarily related to capital expenditures of $35.9 million and $68.5 million in each of the respective fiscal years. Capital expenditures in fiscal year 2006 were primarily related to opening 11 new stores, software development cost for our new point-of-sale system, and various distribution center, store, or lease related requirements. Capital expenditures in fiscal year 2005 were primarily due to opening 73 new stores. Capital expenditure requirements in fiscal year 2007 are anticipated to range between $70 million and $75 million, focused on the new register system being implemented in approximately one-half of our stores, maintaining existing property and equipment, a limited number of new store openings, and information technology enhancements.

Cash used in financing activities was $71.1 million in fiscal year 2006 and related principally to the $150.0 million share repurchase program partially offset by $57.5 million of stock option exercise proceeds, $13.3 million of proceeds from selling one of our owned store properties, and $11.9 million for the excess tax benefit derived from the exercise of stock options by employees. Cash used in financing activities was $147.1 million in fiscal year 2005 and related primarily to the net repayment of borrowings outstanding under the 2004 Credit Agreement. We announced a share repurchase program of up to $600.0 million on March 9, 2007. See Item 5 of this Form 10-K for more information regarding this program.

We continue to believe that we have, or, if necessary, have the ability to obtain adequate resources to fund ongoing operating requirements and future capital expenditures. Additionally, management is not aware of any current trends, events, demands, commitments, or uncertainties which reasonably can be expected to have a material impact on our capital resources or liquidity.

Contractual Obligations

The following table summarizes payments due under our contractual obligations at February 3, 2007:

	Payments Due by Period [1]				
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
(In thousands)					
Long-term debt obligations [2]	$ —	$ —	$ —	$ —	$ —
Operating lease obligations [3] [4]	249,789	388,115	206,853	115,030	959,787
Purchase obligations [4] [5]	549,895	102,570	62,392	72,210	787,067
Other long-term liabilities [6]	5,482	6,661	4,407	10,401	26,951
Total contractual obligations [7]	$ 805,166	$ 497,346	$ 273,652	$ 197,641	$ 1,773,805

(1) The disclosure of contractual obligations in this table is based on assumptions and estimates that we believe to be reasonable as of the date of this report. Those assumptions and estimates may prove to be inaccurate; consequently, the amounts provided in the table may differ materially from those amounts that we ultimately incur. Variables that may cause the stated amounts to vary from those actually incurred include, but are not limited to: the termination of a contractual obligation prior to its stated or anticipated expiration; fees or damages incurred as a result of the premature termination or breach of a contractual obligation; the acquisition of more or less services or goods under a contractual obligation than are anticipated by us as of the date of this report; fluctuations in third party fees, governmental charges, or market rates that we are obligated to pay under contracts we have with certain vendors; and the exercise of renewal options under, or the automatic renewal of, contracts that provide for the same.

(2) Long-term debt obligations consist of the borrowings outstanding under the 2004 Credit Agreement. Borrowings under the 2004 Credit Agreement are permitted under various interest rate options based on the prime rate or London InterBank Offering Rate plus applicable margin, as well as borrowings at various interest rate options mutually agreed upon by us and the lenders. We had outstanding letters of credit totaling $57.9 million at February 3, 2007. Approximately $57.5 million of the outstanding letters of credit represent stand-by letters of credit and we do not expect to meet conditions requiring significant cash payments on these letters of credit; accordingly, they have been excluded from the preceding table. The remaining outstanding letters of credit represent commercial letters of credit whereby the related obligation is included in Purchase Obligations. For a further discussion, see Note 3 to the consolidated financial statements.

(3) Operating lease obligations include, among other items, leases for our retail stores, warehouse space, offices, and certain computer and other business equipment. The future minimum commitments for store and warehouse space operating leases are $719.4 million. For a discussion of leases, see Note 5 to the consolidated financial statements. Many of the store lease obligations require us to pay for CAM, real estate taxes, and property insurance. We estimate that future obligations for CAM, real estate taxes, and property insurance are $220.0 million at February 3, 2007. We have made certain assumptions and estimates in order to account for our contractual obligations relative to CAM, real estate taxes, and property insurance. Those assumptions and estimates include, but are not limited to: extrapolation of historical data to estimate our future obligations; calculation of our obligations based on per square foot averages where no historical data is available for a particular leasehold; and assumptions related to certain increases over historical data where our obligation is a prorated share of all lessees' obligations within a particular property. The remaining $20.4 million relates primarily to the operating leases for computer and other business equipment.

(4) For purposes of the operating lease and purchase obligation disclosures, we have assumed that we will make all payments scheduled or reasonably estimated to be made under those obligations that have a determinable expiration date, and we disregarded the possibility that such obligations may be prematurely terminated or extended, whether automatically by the terms of the obligation or by agreement between us and our vendor, due to the speculative nature of premature termination or extension. Where an operating lease or purchase obligation is subject to a month-to-month term or another automatically renewing term, we disclosed our minimum commitment under such obligation, such as one month in the case of a month-to-month obligation and the then-current term in the case of another automatically renewing term, due to the uncertainty of the length of the eventual term.

(5) Purchase obligations include outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $420.7 million, the entirety of which represents obligations due within one year of February 3, 2007. Purchase obligations also include a commitment for future inventory purchases totaling $227.2 million at February 3, 2007. While we are not required to meet any periodic minimum purchase requirements under this commitment, for purposes of this tabular disclosure, we have included the value of the purchases that we anticipate making during each of the reported periods, as purchases will count toward our fulfillment of the aggregate obligation. The remaining $139.2 million is primarily related to distribution and transportation commitments.

(6) Other long-term liabilities include our obligation related to our nonqualified deferred compensation plan, the $5.9 million closed store lease termination costs, and the expected pension plan contributions. We have estimated the payments due by period for the nonqualified deferred compensation plan based on an average of historical distributions. Our closed store lease termination cost payments are based on contractual terms. Pension contributions are equal to expected benefit payments for the nonqualified plan plus expected contributions to the qualified plan using actuarial estimates and assuming that we only make the minimum required contributions (see Note 8 to the consolidated financial statements for additional information about our employee benefit plans.)

(7) The obligations disclosed in this table are exclusive of the contingent liabilities, guarantees, and indemnities related to KB Toys. For further discussion, see Note 11 to the consolidated financial statements.

Off-Balance Sheet Arrangements

As of February 3, 2007, we have approximately 84 KB Lease Obligations related to KB Toys' stores and main office building. The relevant guarantees were issued prior to January 1, 2003, and are not subject to the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 45. The typical KB Lease Obligation provides that the terms of the underlying lease may be extended, amended, or modified without the consent of the guarantor. As a result, we are unable to estimate any potential range of loss in the event of non-performance by KB Toys. See Note 11 to the consolidated financial statements in this Form 10-K for further discussion of KB Toys matters.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an on-going basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets, insurance reserves, income taxes, contingencies, leases, pension, revenue recognition, and stock-based compensation. Management bases its estimates and judgments on historical experience, current trends, and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management has discussed the development and selection of its critical accounting policies and estimates with the Audit Committee of our Board of Directors and believes the following assumptions and estimates are the most critical to reporting our results of operations and financial position. See Note 1 to the accompanying consolidated financial statements for additional information about our accounting policies.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the average cost retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, at its current retail selling value. Inventory retail selling values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the fiscal year purchase activity. The average cost retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation and gross margin. These assumptions are based on historical experience and current information.

Permanent markdowns are recorded as a gross margin reduction in the period of management's decision to initiate price reductions with the intent not to return the price to regular retail. Promotional markdowns are recorded as a gross margin reduction in the period the merchandise is sold. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, age of the merchandise, and seasonal trends.

Shrinkage is recorded as a reduction to inventories and gross margin and is estimated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on our actual experience and our most recent physical inventory results. While it is not possible to quantify the impact from each cause of shrinkage, we have loss prevention programs and policies that we believe minimize shrinkage.

Long-Lived Assets

Depreciation and amortization expense of property and equipment are recorded on a straight-line basis using estimated service lives. Leasehold improvements are amortized on a straight-line basis using the shorter of their estimated service lives or the lease term. When a decision has been made to dispose of property and equipment prior to the end of the previously estimated service life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated service life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major repairs that extend service lives are capitalized.

The estimated service lives of property and equipment by major asset category are as follows:

Land improvements	15 years
Buildings and leasehold improvements	5–40 years
Fixtures and equipment	5–15 years
Computer software costs	3–7 years
Transportation equipment	3–20 years

We have long-lived assets that consist primarily of property and equipment. We review historical operating results at the store level in order to determine if impairment indicators are present. Impairment is recorded if impairment indicators are present and if the carrying value of the long-lived asset exceeds its anticipated undiscounted future net cash flows. Our assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. We estimate service lives on buildings and equipment using assumptions based on historical data and industry trends. We estimate the fair value of our long-lived assets using readily available market information for similar assets.

When material, we classify the results of operations of closed stores as discontinued operations when the operations and cash flows of the stores have been (or will be) eliminated from ongoing operations and we no longer have any significant continuing involvement in the operations associated with the stores after closure. We generally meet the second criteria on all closed stores as, upon closure, operations cease and we have no continuing involvement. To determine if cash flows have been (or will be) eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity to remaining open stores and estimates of sales migration from the closed store to any stores remaining open. The estimated sales migration is based on our historical estimates of sales migration upon opening or closing a store in a similar market. For purposes of reporting the operations of stores meeting the criteria for discontinued operations, we report net sales, gross margin, and related operating costs that are directly related to and specifically identifiable with respect to those stores' operations as discontinued operations. Certain corporate-level charges, such as general office cost, field operations, national advertising, fixed distribution costs, and interest cost are not allocated to discontinued operations because we believe that these costs are not specific to the stores' operations.

Insurance Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees. We have purchased stop-loss coverage to limit significant exposure in these areas. Accrued insurance liabilities and related expenses are based on actual claims filed and estimates of claims incurred but not reported. The estimated accruals are determined by applying actuarially-based calculations taking into account known trends and projections of future results. General liability and workers' compensation liabilities are recorded at our estimate of their net present value while other liabilities for insurance reserves are not discounted. To the extent that subsequent claim costs vary from estimates, future earnings could be impacted materially.

Income Taxes

Significant judgment is required in determining the provision for income taxes and related accruals and deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various tax authorities. Although we believe that our estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

Contingencies

We are subject to various claims and contingencies including legal actions, lease termination obligations on closed stores, lease indemnification obligations on KB Toys stores and main office building, and other claims arising out of the normal course of our business. In connection with such claims and contingencies, we estimate the likelihood and amounts of any potential obligation using management's judgment. Management uses various internal and external experts to assist in the estimating process; however, the ultimate outcome of the various claims and contingencies could be materially different from management's estimates, and adjustments to income could be required. With respect to the lease termination obligations and lease indemnification obligations, we consider the remaining minimum lease payments, estimated sublease rentals that could be reasonably obtained, and other potentially mitigating factors. In addition, as market conditions or other factors change, the estimate of the obligations could be materially different. We continually evaluate the adequacy of our recorded obligations for claims and contingences based on current information, including settlement amounts of individual lease obligations compared to recorded contractual obligations. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if it is probable but an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to the consolidated financial statements. In addition, because it is not permissible to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

Lease Accounting

Rent expense is recognized over the term of the lease. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. We also receive tenant allowances, which are recorded in deferred rent and are amortized as a reduction to rent expense over the term of the lease.

Certain leases provide for contingent rents that are not measurable at inception. Contingent rent includes rent based on a percentage of sales that are in excess of a predetermined level. Contingent rent is excluded from minimum rent and is included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Pension

Pension assumptions are evaluated each year. Actuarial valuations are used to provide assistance in calculating the estimated obligations for pension. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets was derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption is primarily a long-term, prospective rate of return. The discount rates used to determine the net periodic pension cost for fiscal year 2006 were 5.7% to 6.0%. A 0.5% decrease in the discount rates would increase net periodic pension cost by $0.1 million. The long-term rate of return on assets used to determine net periodic pension cost in fiscal year 2006 was 8.5%. A 1.0% decrease in the expected long-term rate of return on plan assets would increase the net periodic pension cost by $0.5 million.

Revenue Recognition

We recognize sales at the time the customer takes possession of merchandise. All sales are net of discounts and returns and exclude sales tax. The reserve for merchandise returns is estimated based on our prior experience.

We recognize sales revenue related to gift cards at the time of redemption. The liability for the gift cards is established for the cash value at the time of purchase. The liability for outstanding gift cards is recorded in accrued operating expenses.

We offer price hold contracts on selected furniture merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. Amounts paid by customers under price hold contracts are recorded in accrued operating expenses until a sale is consummated.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) requires all share-based payments to employees and directors, including grants of stock options, to be recognized in the financial statements based on their fair values. We adopted SFAS No. 123(R) on January 29, 2006, under the modified prospective method, in which the requirements of SFAS No. 123(R) are to be applied to new awards and to previously granted awards that are not fully vested on the effective date. The modified prospective method does not require restatement of previous years' financial statements. We used the short-cut method to determine our beginning excess tax benefit pool. The benefit of tax deductions in excess of recognized compensation cost are reported as a financing cash flow rather than as an operating cash flow. We value and expense stock options with graded vesting as a single award with an average estimated life over the entire term of the award. The expense is recorded straight-line over the vesting period. The fair value of restricted common shares is measured at the grant date and is amortized on a straight-line basis over the vesting period. Compensation expense for performance-based restricted common shares is recorded based on the estimated achievement date of the performance criteria. Compensation expense for all share-based awards is recognized in selling and administrative expense.

We use a binomial model to estimate the fair value of stock options granted on or after February 1, 2004. The fair value of stock options granted prior to February 1, 2004, was determined using the Black-Scholes model. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility was based in part on historical and current implied volatilities from traded options on our common shares. The risk-free rate was based on U.S. Treasury security yields at the time of the grant. The dividend yield on our common shares was assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The expected life was determined from the binomial model. The model incorporated exercise and post-vesting forfeiture assumptions based on analysis of historical data.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106, and 132(R)*. SFAS No. 158 required us to recognize in the February 3, 2007, statement of financial position an asset for the over funded status or a liability for the under funded status of a defined benefit plan and beginning in fiscal year 2007, to recognize annual changes in gains or losses, prior service costs, or other credits that have not yet been recognized as a component of net periodic pension cost, net of tax through other comprehensive income. Effective in fiscal year 2008, SFAS No. 158 also requires us to measure defined benefit plan assets and obligations as of the date of our year-end consolidated balance sheet. Currently, our pension plans have a measurement date of December 31. Switching to the new measurement date will require a one-time adjustment in fiscal year 2008 to retained earnings per the transition guidance in SFAS No. 158.

We adopted the funding recognition provisions of SFAS No. 158 in fiscal year 2006. To properly report the funded status of our qualified defined benefit pension plan ("Pension Plan") and nonqualified supplemental defined benefit pension plan ("Supplemental Pension Plan") we recognized a $5.9 million charge, net of tax benefit of $3.9 million, in accumulated other comprehensive income principally comprised of $0.3 million of prior service costs and $5.6 million of actuarial loss. We expect to reclassify $0.1 million of the prior service cost and $0.3 million of the actuarial loss into earnings during fiscal year 2007. Prior to the adoption of SFAS No. 158, we combined the Pension Plan and Supplemental Pension Plan for purposes of reporting any net pension asset or obligation. Upon adoption of SFAS No. 158, based on the December 31, 2006 plan valuations, we recognized a $2.8 million asset included in other assets for the Pension Plan and a $4.4 million liability, $0.3 million of which was included in accrued salaries and wages and $4.1 million of which was included in other liabilities, for the Supplemental Pension Plan. In fiscal year 2006, we began reporting separately the pension impact to cash provided by operations on the consolidated statement of cash flows. Prior periods were reclassified to be consistent with the current year presentation. The adoption of SFAS No. 158 did not have any impact on net income in fiscal year 2006.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, which is effective as of the beginning of fiscal year 2007. FIN 48 is an interpretation of SFAS No. 109, Accounting for Income Taxes, and clarifies the accounting for uncertainty in income tax positions. FIN 48 requires us to recognize in our financial statements the impact of an income tax position, if that position is more likely than not of being sustained, based on the technical merits of the position. The recognition and measurement guidelines of FIN 48 will be applied to all of our income tax positions as of the beginning of fiscal year 2007, with any resulting adjustment posted as a cumulative effect of a change in accounting principle to beginning retained earnings of fiscal year 2007. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB No. 108"), *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.* SAB No. 108 provides guidance to registrants for assessing materiality. SAB No. 108 states that registrants should use both a balance sheet approach and income statement approach when quantifying and evaluating the materiality of a misstatement. SAB No. 108 also provides guidance on correcting errors under the dual approach as well as transition guidance for correcting previously immaterial errors that are now considered material. We adopted SAB No. 108 as of February 3, 2007, without any impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 addresses how companies should approach measuring fair value when required by GAAP. SFAS No. 157 does not create or modify any GAAP requirements to apply fair value accounting. The standard provides a single definition of fair value that is to be applied consistently for all accounting applications and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS No. 157 prescribes additional disclosures regarding the extent of fair value measurements included in a company's financial statements and the methods and inputs used to arrive at these values. SFAS No. 157 is effective on a prospective basis for us in the first quarter of fiscal year 2008. We expect no significant impact on our financial condition, results of operations, or liquidity from adopting this statement.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective at the beginning of fiscal year 2008. We are presently evaluating the impact of the adoption of SFAS No. 159 on our results of operations and financial position.

Commitments

For a discussion of commitments, refer to Note 3, Note 5, Note 10, and Note 11 to the consolidated financial statements herein.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk from exposure to changes in interest rates associated with investments that we make from time to time and the 2004 Credit Agreement. We had no fixed rate long-term debt at February 3, 2007. We do not expect changes in interest rates in fiscal year 2007 to have a material adverse effect on our financial condition, results of operations, or liquidity; however, there can be no assurances that interest rates will not materially change. We do not believe that a hypothetical adverse change of 10% in interest rates would have a material adverse effect on our financial condition, results of operations, or liquidity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Big Lots, Inc.
Columbus, Ohio

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting included in Item 9A, that Big Lots, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of February 3, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended February 3, 2007, of the Company and our report dated April 3, 2007, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of new accounting standards relating to share-based payments and accounting for pension and other post-retirement plans.

DELOITTE & TOUCHE LLP

Dayton, Ohio
April 3, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Big Lots, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Big Lots, Inc. and subsidiaries (the "Company") as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Big Lots, Inc. and subsidiaries at February 3, 2007 and January 28, 2006, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 123(R) (Revised 2004) *Share Based Payment*, effective January 29, 2006. As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106, and 132 (R)*, effective February 3, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of February 3, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 3, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Dayton, Ohio
April 3, 2007

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year		
	2006	2005	2004
Net sales	$4,743,048	$4,429,905	$4,149,252
Cost of sales	2,851,616	2,698,239	2,462,114
Gross margin	1,891,432	1,731,666	1,687,138
Selling and administrative expenses	1,622,339	1,596,136	1,518,589
Depreciation expense	101,279	108,657	99,362
Operating profit	167,814	26,873	69,187
Interest expense	(581)	(6,272)	(24,845)
Interest and investment income	3,257	313	618
Income from continuing operations before income taxes	170,490	20,914	44,960
Income tax expense	57,872	5,189	13,528
Income from continuing operations	112,618	15,725	31,432
Income (loss) from discontinued operations, net of tax expense (benefit) of $4,445, $(15,886), and $(5,313) in fiscal years 2006, 2005, and 2004, respectively	11,427	(25,813)	(7,669)
Net income (loss)	$ 124,045	$ (10,088)	$ 23,763
Income (loss) per common share — basic:			
Continuing operations	$ 1.02	$ 0.14	$ 0.28
Discontinued operations	0.10	(0.23)	(0.07)
	$ 1.12	$ (0.09)	$ 0.21
Income (loss) per common share — diluted:			
Continuing operations	$ 1.01	$ 0.14	$ 0.27
Discontinued operations	0.10	(0.23)	(0.06)
	$ 1.11	$ (0.09)	$ 0.21

The accompanying Notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except par value)

	February 3, 2007	January 28, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 281,657	$ 1,710
Inventories	758,185	836,092
Deferred income taxes	60,292	78,539
Other current assets	48,913	77,413
Total current assets	1,149,047	993,754
Property and equipment — net	505,647	584,083
Deferred income taxes	45,057	18,609
Other assets	20,775	29,051
Total assets	$1,720,526	$1,625,497
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 193,996	$ 169,952
Property, payroll, and other taxes	93,706	107,126
Accrued operating expenses	58,815	60,270
Insurance reserves	43,518	46,474
KB bankruptcy lease obligation	12,660	27,205
Accrued salaries and wages	43,515	25,171
Income taxes payable	28,022	325
Total current liabilities	474,232	436,523
Long-term obligations	—	5,500
Deferred rent	37,801	42,288
Insurance reserves	44,238	42,037
Other liabilities	34,552	20,425
Shareholders' equity:		
Preferred shares — authorized 2,000 shares; $0.01 par value; none issued	—	—
Common shares — authorized 298,000 shares; $0.01 par value; issued 117,495 shares; outstanding 109,633 shares and 113,932 shares, respectively	1,175	1,175
Treasury shares — 7,862 shares and 3,563 shares, respectively, at cost	(124,182)	(48,294)
Unearned compensation	—	(2,114)
Additional paid-in capital	477,318	470,677
Retained earnings	781,325	657,280
Accumulated other comprehensive income (loss)	(5,933)	—
Total shareholders' equity	1,129,703	1,078,724
Total liabilities and shareholders' equity	$1,720,526	$1,625,497

The accompanying Notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Shares	Common Amount	Treasury Shares	Treasury Amount	Unearned Compensation	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance — January 31, 2004	116,594	$ 1,169	333	$ (2,735)	$ —	$ 466,740	$643,605	$ —	$1,108,779
Net income	—	—	—	—	—	—	23,763	—	23,763
Exercise of stock options	252	3	—	—	—	892	—	—	895
Tax benefit from share-based awards	—	—	—	—	—	905	—	—	905
Common shares used for matching contributions to savings plan	316	3	—	—	—	4,764	—	—	4,767
Sale of treasury shares used for deferred compensation plan	74	—	(74)	216	—	—	—	—	216
Purchases of common shares	(5,427)	—	5,427	(75,000)	—	—	—	—	(75,000)
Treasury share issuances for stock options	799	—	(799)	11,113	—	—	—	—	11,113
Restricted shares awarded	172	—	(172)	2,377	(1,866)	(511)	—	—	—
Stock-based employee compensation expense	—	—	—	—	52	—	—	—	52
Balance — January 29, 2005	112,780	1,175	4,715	(64,029)	(1,814)	472,790	667,368	—	1,075,490
Net loss	—	—	—	—	—	—	(10,088)	—	(10,088)
Exercise of stock options	600	—	(600)	8,292	—	(1,277)	—	—	7015
Tax benefit from share-based awards	—	—	—	—	—	271	—	—	271
Treasury shares used for matching contributions to savings plan	447	—	(447)	6,173	—	(1,001)	—	—	5,172
Sale of treasury shares used for deferred compensation plan	15	—	(15)	26	—	(41)	—	—	(15)
Restricted shares awarded, net of forfeitures	90	—	(90)	1,244	(1,017)	(227)	—	—	—
Stock-based employee compensation expense	—	—	—	—	717	162	—	—	879
Balance — January 28, 2006	113,932	1,175	3,563	(48,294)	(2,114)	470,677	657,280	—	1,078,724
Net income	—	—	—	—	—	—	124,045	—	124,045
Adjustment due to SFAS No. 123(R)	—	—	—	—	2,114	(2,114)	—	—	—
Adjustment due to SFAS No. 158	—	—	—	—	—	—	—	(5,933)	(5,933)
Purchases of common shares	(9,461)	—	9,461	(150,450)	—	—	—	—	(150,450)
Structured share repurchase	—	—	—	—	—	627	—	—	627
Exercise of stock options	4,672	—	(4,672)	68,128	—	(10,609)	—	—	57,519
Tax benefit from share-based awards	—	—	—	—	—	11,898	—	—	11,898
Treasury shares used for matching contributions to savings plan	404	—	(404)	5,589	—	(415)	—	—	5,174
Sale of treasury shares used for deferred compensation plan	86	—	(86)	845	—	669	—	—	1,514
Stock-based employee compensation expense	—	—	—	—	—	6,585	—	—	6,585
Balance — February 3, 2007	109,633	$ 1,175	7,862	$(124,182)	$ —	$ 477,318	$781,325	$(5,933)	$1,129,703

The accompanying Notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year		
	2006	2005	2004
Operating activities:			
Net income (loss)	$ 124,045	$ (10,088)	$ 23,763
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization expense	95,613	114,617	101,917
Deferred income taxes	(13,641)	(10,483)	(826)
Employee benefits paid with common shares	5,174	5,172	4,767
Partial charge-off of HCC Note	—	6,389	—
KB Toys matters	(14,218)	—	6,648
Non-cash share-based compensation expense	6,585	879	52
Non-cash impairment charges	7,720	2,674	—
Loss on disposition of property and equipment	4,503	1,414	4,063
Pension	3,599	(585)	(6,831)
Tax benefit from share-based awards	—	271	905
Change in assets and liabilities:			
Inventories	77,907	58,924	(65,447)
Accounts payable	24,044	11,923	(11,183)
Current income taxes	44,115	(8,821)	(7,191)
Other current assets	4,898	(2,360)	(6,325)
Other current liabilities	9,713	21,180	8,564
Other assets	600	(3,144)	(1,433)
Other liabilities	820	25,003	19,818
Net cash provided by operating activities	381,477	212,965	71,261
Investing activities:			
Capital expenditures	(35,878)	(68,503)	(135,291)
Proceeds from HCC Note	677	—	—
Purchases of short-term investments	(488,075)	—	(115,125)
Redemptions of short-term investments	488,075	—	122,625
Cash proceeds from sale of property and equipment	4,883	1,844	245
Other	(103)	(43)	(210)
Net cash used in investing activities	(30,421)	(66,702)	(127,756)
Financing activities:			
Proceeds from long-term obligations	269,900	2,325,300	1,448,200
Payment of long-term obligations	(275,400)	(2,479,000)	(1,493,000)
Proceeds from the exercise of stock options	57,519	7,015	12,008
Excess tax benefit from share-based awards	11,898	—	—
Payment for KB Toys subrogation receivable	—	—	(6,100)
Payment for treasury shares acquired	(150,450)	—	(75,000)
Structured share repurchase	627	—	—
Treasury shares sold (acquired) for deferred compensation plan	1,514	(15)	216
Proceeds from finance obligation	13,283	—	—
Deferred bank and bond fees paid	—	(374)	(1,311)
Net cash used in financing activities	(71,109)	(147,074)	(114,987)
Increase (decrease) in cash and cash equivalents	279,947	(811)	(171,482)
Cash and cash equivalents:			
Beginning of year	1,710	2,521	174,003
End of year	$ 281,657	$ 1,710	$ 2,521
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 322	$ 6,065	$ 26,140
Cash paid for income taxes (excluding impact of refunds)	$ 35,727	$ 22,227	$ 23,314

The accompanying Notes are an integral part of these consolidated financial statements.

Note 1 — Summary of Significant Accounting Policies

Description of Business

All references in the consolidated financial statements and these related notes to "we," "us," "our," or "Company" are to Big Lots, Inc. and its subsidiaries. We are the nation's largest broadline closeout retailer. At February 3, 2007, we operated a total of 1,375 stores in 47 states. Our goal is to build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. The Company's website is located at www.biglots.com. The contents of our website are not part of this report.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with GAAP, and include all of our accounts. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

We follow the concept of a 52-53 week fiscal year, which ends on the Saturday nearest to January 31. Fiscal year 2006, which ended February 3, 2007, was comprised of 53 weeks. Fiscal years 2005 and 2004, which ended January 28, 2006 and January 29, 2005, respectively, were comprised of 52 weeks.

Segment Reporting

We manage our business based on one segment, broadline closeout retailing. At February 3, 2007 and January 28, 2006, all of our operations were located within the United States of America.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of amounts on deposit with financial institutions, outstanding checks, credit and debit card receivables, and highly liquid investments which are unrestricted to withdrawal or use and which have an original maturity of three months or less. Amounts due from banks for credit and debit card transactions are typically settled in less than seven days. Amounts due from banks for these transactions totaled $19.7 million and $15.5 million at February 3, 2007 and January 28, 2006, respectively. Cash equivalents are stated at cost, which approximates market value.

Investments

Investment securities are classified as available-for-sale or trading at the date of purchase with the applicable accounting treatment followed for each category. We do not have any held-to-maturity investments. Investments are recorded at fair value as either current assets or non-current assets based on the stated maturity or our plans to either hold or sell the investment. Unrealized holding gains and losses on trading securities are recognized in earnings. Unrealized holding gains and losses on available-for-sale securities are recognized in other comprehensive income, until realized. We do not own any available-for-sale securities as of February 3, 2007 or January 28, 2006.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the average cost retail inventory method, inventory is segregated into departments of merchandise having similar characteristics and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the fiscal year purchase activity.

Payments Received from Vendors

Payments received from vendors relate primarily to rebates and reimbursement for markdowns and are recognized in our consolidated statements of operations as a reduction to cost of sales when the related inventory is sold.

Store Supplies

When opening a new store, a portion of the initial shipment of supplies (including primarily display materials, signage, security-related items, and miscellaneous store supplies) is capitalized at the store opening date. Subsequent replenishments of these store supplies are expensed. Capitalized store supplies are adjusted as appropriate for changes in estimated quantities or costs and are included in other current assets in our consolidated balance sheet.

Intangible Assets

Trademarks, service marks, and other intangible assets are stated at cost and are amortized on a straight-line basis over a period of 15 years. Where there is an indication of impairment, the Company evaluates the fair value and future benefits of the related intangible asset and the anticipated undiscounted future net cash flows from the related intangible asset is calculated and compared to the carrying value. Our assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods.

Property and Equipment — Net

Depreciation and amortization expense of property and equipment are recorded on a straight-line basis using estimated service lives. Leasehold improvements are amortized on a straight-line basis using the shorter of their estimated service lives or the lease term. When a decision has been made to dispose of property or equipment prior to the end of its previously estimated service life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated service life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major repairs that extend service lives are capitalized.

The estimated service lives of our property and equipment by major asset category are as follows:

Land improvements	15 years
Buildings and leasehold improvements	5–40 years
Fixtures and equipment	5–15 years
Computer software costs	3–7 years
Transportation equipment	3–20 years

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Capitalized interest was $0.1 million in fiscal year 2006, an insignificant amount in fiscal year 2005, and $0.6 million in fiscal year 2004.

Impairment

We have long-lived assets that consist primarily of property and equipment. We review historical operating results at the store level in order to determine if impairment indicators are present. Impairment is recorded if impairment indicators are present and if the carrying value of the long-lived asset exceeds its anticipated undiscounted future net cash flows. Our assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. We estimate service lives on buildings and equipment using assumptions based on historical data and industry trends. We estimate the fair value of our long-lived assets using readily available market information for similar assets.

Closed Store Accounting

We recognize an obligation for the fair value of lease termination costs when we cease using the leased property in our operations. In measuring fair value, we consider the remaining minimum lease payments, estimated sublease rentals that could be reasonably obtained, and other potentially mitigating factors. We discount the estimated obligation using the applicable credit adjusted interest rate, resulting in accretion expense in periods subsequent to the period of initial measurement. We continue to monitor the obligation for lease liability in subsequent periods and revise any estimated liability, if necessary. Severance and benefits associated with terminating employees from employment are recognized ratably from the communication date through the estimated future service period, unless the estimated future service period is less than 60 days, in which case we recognize the impact at the communication date. Generally all other store closing costs are recognized when incurred.

When material, we classify the results of operations of closed stores as discontinued operations when the operations and cash flows of the stores have been (or will be) eliminated from ongoing operations and we no longer have any significant continuing involvement in the operations associated with the stores after closure. We generally meet the second criteria on all closed stores as, upon closure, operations cease and we have no continuing involvement. To determine if cash flows have been (or will be) eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity to remaining open stores and estimated sales migration from the closed store to any stores remaining open. The estimated sales migration is based on our historical estimates of sales migration upon opening or closing a store in a similar market. For purposes of reporting the operations of stores meeting the criteria for discontinued operations, we report net sales, gross margin, and related operating costs that are directly attributable to and specifically identifiable with those stores' operations as discontinued operations. Certain corporate-level charges, such as general office cost, field operations, national advertising, fixed distribution costs, and interest cost are not allocated to discontinued operations because these costs are not specific to the stores' operations.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) requires all share-based payments to employees and directors, including grants of stock options, to be recognized in the financial statements based on their fair values. We adopted SFAS No. 123(R) on January 29, 2006, under the modified prospective method, in which the requirements of SFAS No. 123(R) are to be applied to new awards and to previously granted awards that are not fully vested on the effective date. The modified prospective method does not require restatement of previous years' financial statements. As of the effective date, we eliminated our balance of Unearned Compensation, which represented unrecognized compensation cost for restricted stock awards, and

Note 1 — Summary of Significant Accounting Policies **(Continued)**

reclassified it to Additional Paid-In Capital in accordance with the modified prospective method. We made a one-time election to adopt the transition method related to accounting for the tax effects of share-based awards as described in FASB Staff Position No. SFAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, and, as a result, used the short-cut method to determine our beginning excess tax benefit pool. Additionally, SFAS No. 123(R) requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow. The impact of adopting SFAS No. 123(R) for fiscal year 2006 resulted in the recognition of expense on stock options which increased selling and administrative expenses by $2.1 million ($0.01 impact on earnings per share). Because we accelerated the vesting of stock options in the fourth quarter of fiscal year 2005, the expense for fiscal year 2006 is less than what would have been recognized without such acceleration (See Note 7 to the consolidated financial statements).

We value and expense stock options with graded vesting as a single award with an average estimated life over the entire term of the award. The expense is recorded straight-line over the vesting period. The fair value of restricted common shares is measured at the grant date and is amortized on a straight-line basis over the vesting period. Compensation expense for performance-based restricted common shares is recorded based on the estimated achievement date of the performance criteria. Compensation expense for all share-based awards is recognized in selling and administrative expense.

Prior to the adoption of SFAS No. 123(R), we accounted for share-based compensation using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. The following table presents net income (loss) and earnings per share if the fair value method had been applied to all outstanding and unvested stock options for fiscal year 2005 and 2004, respectively:

	Fiscal Year	
	2005	2004
(In thousands, except per share amounts)		
Net income (loss):		
As reported	$(10,088)	$23,763
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effect	(10,277)	(3,604)
Pro forma	$(20,365)	$20,159
Income (loss) per common share — basic:		
As reported	$ (0.09)	$ 0.21
Pro forma	$ (0.18)	$ 0.18
Income (loss) per common share — diluted:		
As reported	$ (0.09)	$ 0.21
Pro forma	$ (0.18)	$ 0.18

The increase in pro forma stock-based employee compensation expense in fiscal year 2005 is due to the acceleration of vesting of certain stock options in the fourth quarter of fiscal year 2005 (See Note 7 to the consolidated financial statements).

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Income Taxes

We have generated deferred tax assets and liabilities due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We assess the adequacy and need for a valuation allowance for deferred tax assets. We also consider SFAS No. 109 tax planning strategies in determining the amount of valuation allowance required. We have established a valuation allowance to reduce our deferred tax assets to the balance that is more likely than not to be realized.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), changes in the expected outcome or settlement of an income tax contingency, changes in the deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

Our income tax accounts reflect estimates of the outcome or settlement of various asserted and unasserted income tax contingencies (and interest thereon) including tax audits and administrative appeals. At any point in time, several tax years may be in various stages of audit or appeal or could be subject to audit by various taxing jurisdictions. This requires a periodic identification and evaluation of significant doubtful or controversial issues. The results of the audits, appeals, and expiration of the statute of limitations are reflected in the income tax accounts accordingly.

Pension

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106, and 132(R).* SFAS No. 158 required us to recognize in the February 3, 2007, statement of financial position an asset for the over funded status or a liability for the under funded status of a defined benefit plan and beginning in fiscal year 2007, to recognize annual changes in gains or losses, prior service costs, or other credits that have not yet been recognized as a component of net periodic pension cost, net of tax through other comprehensive income. Effective in fiscal year 2008, SFAS No. 158 also requires us to measure defined benefit plan assets and obligations as of the date of our year-end consolidated balance sheet. Currently, our pension plans have a measurement date of December 31. Switching to the new measurement date will require a one-time adjustment in fiscal year 2008 to retained earnings per the transition guidance in SFAS No. 158.

We adopted the funding recognition provisions of SFAS No. 158 in fiscal year 2006. To properly report the funded status of our qualified defined benefit pension plan ("Pension Plan") and nonqualified supplemental defined benefit pension plan ("Supplemental Pension Plan") we recognized a $5.9 million charge, net of tax benefit of $3.9 million, in accumulated other comprehensive income principally comprised of $0.3 million of prior service costs and $5.6 million of actuarial loss. We expect to reclassify $0.1 million of the prior service cost and $0.3 million of the actuarial loss into earnings during fiscal year 2007. Prior to the adoption of SFAS No. 158, we combined the Pension Plan and Supplemental Pension Plan for purposes of reporting any net pension asset or obligation. Upon adoption of SFAS No. 158, based on the December 31, 2006 plan valuations, we recognized a $2.8 million asset included in other assets for the Pension Plan and a $4.4 million liability, $0.3 million of which was included in accrued salaries and wages and $4.1 million of which was included in other liabilities, for the Supplemental Pension Plan. In fiscal year 2006, we began reporting separately the pension impact to cash provided by operations on the consolidated statement of cash flows. Prior periods were reclassified to be consistent with the current year presentation. The adoption of SFAS No. 158 did not have any impact on net income in fiscal year 2006.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Pension assumptions are evaluated each year. Actuarial valuations are used to provide assistance in calculating the estimated obligations related to our pension plans. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets was derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption is primarily a long-term, prospective rate of return.

Insurance Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees. We have purchased stop-loss coverage to limit significant exposure in these areas. Accrued insurance liabilities and related expenses are based on actual claims filed and estimates of claims incurred but not reported. The estimated accruals are determined by applying actuarially-based calculations. General liability and workers' compensation liabilities are recorded at our estimate of their net present value while other liabilities for insurance reserves are not discounted.

Fair Value of Financial Instruments

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the relative short maturity of these items. The carrying value of our long-term obligations at January 28, 2006, approximates fair value because the interest rates are variable and approximate current market rates.

Commitments and Contingencies

We are subject to various claims and contingencies including legal actions and other claims arising out of the normal course of business. In connection with such claims and contingencies, we estimate the likelihood and amount of any potential obligation using management's judgment. Management uses various internal and external experts to assist in the estimating process. We accrue, if material, a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if it is probable but an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to the consolidated financial statements.

Revenue Recognition

We recognize sales at the time the customer takes possession of merchandise. All sales are net of discounts and returns and exclude sales tax. The reserve for merchandise returns is estimated based on our prior experience.

We recognize sales revenue related to gift cards at the time of redemption. The liability for the gift cards is established for the cash value at the time of purchase. The liability for outstanding gift cards is recorded in accrued operating expenses.

Note 1 — Summary of Significant Accounting Policies (Continued)

We offer price hold contracts on selected furniture merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. Amounts paid by customers under price hold contracts are recorded in accrued operating expenses until a sale is consummated.

Cost of Sales

Cost of sales includes the cost of merchandise (including related inbound freight to our distribution centers, duties, and commissions), markdowns, and inventory shrinkage, net of cash discounts and rebates. We classify warehousing and outbound distribution and transportation costs as selling and administrative expenses. Due to this classification, our gross margin rates may not be comparable to those of other retailers that include warehousing and outbound distribution and transportation costs in cost of sales.

Selling and Administrative Expenses

We include store expenses (such as payroll and occupancy costs), warehousing and outbound distribution and transportation costs to our stores, advertising, purchasing, insurance, non-income taxes, and overhead costs in selling and administrative expenses. Selling and administrative expense rates may not be comparable to those of other retailers that include outbound distribution and transportation costs in cost of sales. Outbound distribution and transportation costs included in selling and administrative expenses were $222.1 million, $223.8 million, and $218.7 million for fiscal years 2006, 2005, and 2004, respectively.

Rent Expense

Rent expense is recognized over the term of the lease and is included in selling and administrative expenses. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. We also receive tenant allowances, which are recorded in deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease.

Certain leases provide for contingent rents that are not measurable at inception. Contingent rent includes rent based on a percentage of sales that are in excess of a predetermined level. Contingent rent is excluded from minimum rent and is included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Advertising Expense

Advertising costs are expensed as incurred, consist primarily of print and television advertisements, and are included in selling and administrative expenses. Advertising expenses were $105.4 million, $103.2 million, and $97.2 million for fiscal years 2006, 2005, and 2004, respectively.

Earnings per Share

Basic earnings per share is calculated using the weighted-average number of shares outstanding during the period. Diluted earnings per share includes the additional dilutive effect of stock options and unvested restricted stock, calculated using the treasury stock method.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Store Pre-opening Costs

Pre-opening costs related to new store openings and the construction periods are expensed as incurred.

Guarantees

In accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, the Company recognizes a liability for the fair value of guarantees when issued. Guarantees issued prior to January 1, 2003, are not subject to the fair value recognition rules but are required to be disclosed. With respect to guarantee obligations issued prior to January 1, 2003, the Company records a liability if the obligation is estimable in the period incurred.

Other Comprehensive Income

Our comprehensive income is equal to net income.

Reclassification

Prior period amounts payable and accrued for inbound merchandise-related freight have been reclassified to accounts payable from accrued operating expenses on the consolidated balance sheet for all periods presented. The reclassification did not impact our previously reported net income, total assets, current liabilities and shareholders' equity, or net cash provided by operating activities, investing activities, or financing activities in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, which is effective as of the beginning of fiscal year 2007. FIN 48 is an interpretation of SFAS No. 109, *Accounting for Income Taxes*, and clarifies the accounting for uncertainty in income tax positions. FIN 48 requires us to recognize in our financial statements the impact of an income tax position, if that position is more likely than not of being sustained, based on the technical merits of the position. The recognition and measurement guidelines of FIN 48 will be applied to all of our income tax positions as of the beginning of fiscal year 2007, with any resulting adjustment posted as a cumulative effect of a change in accounting principle to beginning retained earnings of fiscal year 2007. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB No. 108"), *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.* SAB No. 108 provides guidance to registrants for assessing materiality. SAB No. 108 states that registrants should use both a balance sheet approach and income statement approach when quantifying and evaluating the materiality of a misstatement. SAB No. 108 also provides guidance on correcting errors under the dual approach as well as transition guidance for correcting previously immaterial errors that are now considered material. We adopted SAB No. 108 as of February 3, 2007, without any impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 108"). SFAS No. 157 addresses how companies should approach measuring fair value when required by GAAP. SFAS No. 157 does not create or modify any GAAP requirements to apply fair value accounting. The standard provides a single definition of fair value that is to be applied consistently for all accounting applications and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS No. 157 prescribes additional disclosures regarding the extent of fair value measurements included in a company's

*Note 1 — **Summary of Significant Accounting Policies*** **(Continued)**

financial statements and the methods and inputs used to arrive at these values. SFAS No. 157 is effective on a prospective basis for us in the first quarter of fiscal year 2008. We expect no significant impact on our financial condition, results of operations, or liquidity from adopting this statement.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective at the beginning of fiscal year 2008. We are presently evaluating the impact of the adoption of SFAS No. 159 on our results of operations and financial position.

Note 2 — Property and Equipment — Net

Property and equipment – net consists of:

(In thousands)	February 3, 2007	January 28, 2006
Land and land improvements	$ 38,714	$ 39,882
Buildings and leasehold improvements	656,161	651,998
Fixtures and equipment	592,829	597,216
Computer software costs	63,866	59,922
Transportation equipment	21,397	21,483
Construction-in-progress	1,093	1,706
Property and equipment — cost	1,374,060	1,372,207
Less accumulated depreciation and amortization	868,413	788,124
Property and equipment — net	$ 505,647	$ 584,083

In fiscal year 2006, we incurred $7.7 million in asset impairment charges principally for the write-down of long-lived assets of 26 stores, 22 of which we opened in fiscal years 2004 and 2005. In fiscal year 2005, we incurred $2.0 million in asset impairment charges for the write-down of long-lived assets of 14 stores. Asset impairment charges are included in selling and administrative expenses in the consolidated statements of operations. Assets are reviewed for impairment at the store level. Stores with a history of operating losses are reviewed for impairment. We compare the net book value of long-lived assets at stores identified by this review, to estimated future cash flows of each specific store in order to determine whether impairment exists. If the assets are not recoverable by the estimated future cash flows, an impairment is recognized to write-down the long-lived assets to fair value. We estimate the fair value of our long-lived assets using readily available market information for similar assets.

Upon the successful completion of a pilot program in 32 of our stores and the decision to move forward with the implementation of a new register system in all of our stores, we reduced the remaining estimated service life on approximately $6.9 million of certain point of sale equipment. The impact of this service life reduction was to recognize approximately $2.3 million of depreciation expense in the fourth quarter of fiscal year 2006. The estimated remaining service life was based on our projected roll out schedule to all remaining stores, approximately one-half in fiscal year 2007 and one-half in fiscal year 2008.

Depreciation expense included in loss from discontinued operations of the 130 closed stores was $12.2 million and $4.9 million for fiscal years 2005 and 2004, respectively.

Note 3 — Long-Term Obligations

On October 29, 2004, we entered into the $500.0 million 2004 Credit Agreement. The 2004 Credit Agreement is scheduled to terminate on October 28, 2009. The proceeds of the 2004 Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness. Due to the early repayment of the prior indebtedness, interest expense in the third quarter of fiscal year 2004 included debt prepayment charges of $8.9 million.

The pricing and fees related to the 2004 Credit Agreement fluctuate based on our debt rating. Loans made under the 2004 Credit Agreement may be prepaid by us without penalty. The 2004 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of these covenants could result in a default under the 2004 Credit Agreement, which would permit the lenders to restrict our ability to further access the 2004 Credit Agreement for loans and letters of credit, and require the immediate repayment of any outstanding loans under the 2004 Credit Agreement. We were in compliance with these amended financial covenants at February 3, 2007.

On December 22, 2006, we entered into a second amendment to the 2004 Credit Agreement in order to permit us to acquire investments rated by a third rating agency. On October 25, 2005, we entered into an amendment to the 2004 Credit Agreement in order to eliminate the impact on the covenant calculations of the estimated charges related to the store closings discussed in Note 11 to the consolidated financial statements.

The 2004 Credit Agreement permits, at our option, borrowings at various interest rate options based on the prime rate or London InterBank Offering Rate plus applicable margin. The 2004 Credit Agreement also permits, as applicable, borrowings at various interest rate options mutually agreed upon by us and the lenders. The weighted average interest rate of the outstanding loans was 5.1% at January 28, 2006. We typically repay and/or borrow on a daily basis in accordance with the terms of the 2004 Credit Agreement. The daily activity is a net result of our liquidity position, which is generally affected by: 1) cash inflows such as store cash and other miscellaneous deposits; and 2) cash outflows such as check clearings, wire and other electronic transactions, and other miscellaneous disbursements.

In addition to revolving credit loans, the 2004 Credit Agreement includes a $30.0 million swing loan sub-limit, a $50.0 million bid loan sub-limit, and a $150.0 million letter of credit sub-limit. At February 3, 2007, we did not have any borrowings outstanding under the 2004 Credit Agreement. At January 28, 2006, the total borrowings outstanding under the 2004 Credit Agreement were $5.5 million, all in swing loans. The borrowings available under the 2004 Credit Agreement, after taking into account the reduction of availability resulting from outstanding letters of credit totaling $57.9 million, were $442.1 million at February 3, 2007.

Note 4 — Sale of Real Estate

In September 2006, under the threat of eminent domain, we sold a company-owned and operated store in California for an approximate $12.8 million gain. As part of the sale, we entered into a lease which permits us to occupy and operate the store through January 2009 in exchange for $1 per year rent plus the cost of taxes, insurance, and common area maintenance. We may vacate the property at any time without liability. Due to our continuing involvement with the property at below market rent, the sale is being recognized as a finance obligation under the provisions of SFAS No. 66, *Accounting for Sales of Real Estate*. As a result, the gain on the sale will be deferred until the end of the lease, which is currently expected to be in the fourth quarter of fiscal year 2008. The net sales proceeds of approximately $13.3 million were recorded as a long-term real estate liability included in other liabilities on our consolidated balance sheet as of February 3, 2007.

See Note 11 for discussion of the sale of the Pittsfield distribution center (formerly owned by the KB Toys business).

Note 5 — Leases

Leased property consists primarily of our retail stores and certain warehouse space. Many of the store leases provide that we pay for real estate taxes, CAM, and property insurance. Certain leases provide for contingent rents or may have rent escalations. In addition, many leases provide options to extend the original terms for an additional one to fifteen years.

Total retail store and warehouse lease expense, including real estate taxes, CAM, and property insurance, charged to continuing operations for operating leases of stores, warehouses, and offices consisted of the following:

	Fiscal Year		
(In thousands)	2006	2005	2004
Minimum leases	$238,414	$240,656	$224,124
Contingent leases	935	1,159	894
Total retail store and warehouse lease expense	$239,349	$241,815	$225,018

Lease expense for operating leases associated with the 130 closed stores included in income (loss) from discontinued operations was $15.2 million and $16.8 million for fiscal year 2005 and fiscal year 2004, respectively.

Lease related income (expense) for the KB Toys business included in income (loss) from discontinued operations was $14.5 million, $0.4 million and $(8.6) million for fiscal years 2006, 2005, and 2004, respectively. This lease income (expense) was related to KB Toys leases guaranteed by the Company which were rejected during the KB Toys bankruptcy.

Future minimum commitments for equipment, store and warehouse leases, excluding closed store leases and real estate taxes, CAM, and property insurance, at February 3, 2007, were as follows:

Fiscal Year	
(In thousands)	
2007	$195,225
2008	168,619
2009	132,353
2010	93,340
2011	64,338
Thereafter	85,969
Total leases	$739,844

Note 6 — Shareholders' Equity

Earnings per Share

There are no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted earnings per share and there were no securities outstanding at February 3, 2007, which were excluded from the computation of earnings per share other than antidilutive employee and director stock options discussed below.

Note 6 — Shareholders' Equity (Continued)

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted earnings per share computations is as follows:

	Fiscal Year		
	2006	2005	2004
(In thousands)			
Weighted-average common shares outstanding:			
Basic	110,336	113,240	114,281
Dilutive effect of stock options and restricted shares	1,594	437	520
Diluted	111,930	113,677	114,801

At the end of fiscal years 2006, 2005, and 2004, stock options outstanding of 1.1 million, 5.0 million, and 5.1 million, respectively, were excluded from the diluted share calculation because their impact was antidilutive. Antidilutive options are excluded from the calculation because they decrease the number of diluted shares outstanding under the treasury stock method. Antidilutive options are generally outstanding options where the exercise price is greater than the weighted-average market price of our common stock for each period.

On February 22, 2006, we announced that our Board of Directors authorized the repurchase of up to $150.0 million of our common shares. In accordance with this repurchase program, we purchased 9.4 million common shares having an aggregate cost of $150.0 million with an average price of $15.90 in fiscal year 2006. In May 2004, our Board of Directors authorized the repurchase of up to $75.0 million of our common shares. In accordance with this repurchase program, we purchased 5.4 million common shares having an aggregate cost of $75.0 million with an average price paid per share of $13.82 in fiscal year 2004. The repurchased common shares were placed into treasury and are used for general corporate purposes including the issuance of shares related to equity compensation and employee benefit plans.

In June 2006, we paid $14.7 million to enter into a structured share repurchase transaction which settled in cash on its maturity date in September 2006. The initial cash disbursement and subsequent receipt of cash were recorded in additional paid-in capital on the consolidated balance sheet. We entered into the structured share repurchase transaction as part of our share repurchase program announced in February 2006. Because the market price of our common shares was above $15.34 on the maturity date, we received $15.3 million on the maturity date, representing our original investment of $14.7 million and a $0.6 million return on our investment.

Note 7 — Stock Plans

In May 2005, our shareholders approved the Big Lots 2005 Long-Term Incentive Plan (the "2005 Incentive Plan"). The 2005 Incentive Plan replaced the Big Lots, Inc. 1996 Performance Incentive Plan, as amended (the "1996 Incentive Plan"). Beginning January 1, 2006, equity awards were issued under the 2005 Incentive Plan.

The 1996 Incentive Plan and 2005 Incentive Plan authorize the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, performance units, and stock appreciation rights. We have not issued restricted stock units, performance units, or stock appreciation rights. As a result of its expiration, there were no common shares available for issuance under the 1996 Incentive Plan at February 3, 2007. The number of common shares available for issuance under the 2005 Incentive Plan consists of: 1) an initial allocation of 1,250,000 common shares; 2) 2,001,142 common shares, the number of common shares that were available under the 1996 Incentive Plan upon its expiration; and 3) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years during which the 2005 Incentive Plan is in effect. The Compensation Committee of our Board of Directors ("Committee"), which is charged with administering the 2005 Incentive Plan, determines the term of each award. Stock options granted to employees generally expire on the lesser of: 1) the term set by the Committee, which has historically been 7 to 10 years from the grant date; 2) one year following death or disability; or 3) three months following

Note 7 — Stock Plans **(Continued)**

termination. Stock options granted under the 1996 Incentive Plan and 2005 Incentive Plan may be either nonqualified or incentive stock options, and the exercise price may not be less than the fair market value of the underlying common shares (i.e. 100 percent of the volume-weighted average trading price) on the grant date. The stock options generally vest ratably over a four-year or five-year period; however, upon a change in control of the Company, all awards outstanding automatically vest.

We maintain the Big Lots Director Stock Option Plan ("Director Stock Option Plan") for non-employee directors. The number of common shares initially available for issuance under the Director Stock Option Plan was 781,250 shares. The Director Stock Option Plan is administered by the Committee pursuant to an established formula. Neither the Board of Directors nor the Committee exercises any discretion in administration of the Director Stock Option Plan. Grants are made annually, approximately 90 days following the Annual Meeting of Shareholders, at an exercise price equal to the fair market value of the underlying common shares (i.e. 100 percent of the final trading price) on the date of grant. The present formula provides to each non-employee director an annual grant of an option to acquire 10,000 of our common shares which become fully exercisable over a three-year period: 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary. Stock options granted to non-employee directors expire on the lesser of: 1) 10 years plus one month; or 2) one year following death or disability; or 3) at the end of our trading window immediately following termination.

On November 21, 2005, we announced that the Committee, after discussion with our Board of Directors, approved accelerating the vesting of stock options representing approximately 3.8 million of our common shares awarded on or before February 21, 2005, under the 1996 Incentive Plan and the Director Stock Option Plan. The Committee did not, however, accelerate the vesting of stock options granted after February 21, 2005, including those granted to our current Chief Executive Officer, Steven S. Fishman, or the vesting of stock options granted to our former Chief Executive Officer. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded by us beginning in fiscal year 2006 following the adoption of SFAS No. 123(R) in the first quarter of fiscal year 2006. This action resulted in an insignificant amount of expense recorded in the fourth quarter of fiscal year 2005 for the impact of the shares estimated to be modified and is expected to enable us to eliminate pretax expense of approximately $11.7 million over the five year period during which the stock options would have vested, subject to the impact of additional adjustments related to cancelled stock options. The acceleration resulted in additional proforma stock-based employee compensation expense in fiscal year 2005 as disclosed in Note 1. Additionally, the Committee imposed a holding period that requires all directors, executive vice presidents, and senior vice presidents (including our named executive officers other than Mr. Fishman whose stock options were not accelerated) to refrain from selling shares acquired upon the exercise of the accelerated stock options until the date on which the exercise would have been permitted under the stock option's original vesting terms or, if earlier, the director or officer's death, permanent and total disability, or termination of employment.

We use a binomial model to estimate the fair value of stock options granted on or after February 1, 2004. The fair value of stock options granted prior to February 1, 2004, was determined using the Black-Scholes model. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility was based in part on historical and current implied volatilities from traded options on our common shares. The risk-free rate was based on U.S. Treasury security yields at the time of the grant. The dividend yield on our common shares was assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The expected life was determined from the binomial model. The model incorporated exercise and post-vesting forfeiture assumptions based on analysis of historical data.

Note 7 — Stock Plans **(Continued)**

The assumptions used in the option pricing model for each of the respective periods were as follows:

	Fiscal Year		
	2006	2005	2004
Weighted-average fair value of options granted	$ 5.56	$ 4.74	$ 5.48
Risk-free interest rates	4.6%	3.9%	3.1%
Expected life (years)	4.6	5.5	5.2
Expected volatility	42.4%	42.4%	39.0%
Expected annual forfeiture	3.0%	3.0%	3.0%

The following table summarizes information about our stock options outstanding and exercisable at February 3, 2007:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal to	Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ 7.79	$ 11.25	1,181,080	5.6	$10.93	654,880	$10.79
11.26	11.74	829,335	6.9	11.63	802,935	11.63
11.75	12.66	1,589,160	6.1	12.40	472,760	12.00
12.67	15.05	1,498,610	6.9	14.79	1,248,810	14.80
$15.06	$ 43.38	1,546,805	2.0	26.16	1,427,805	26.70
		6,644,990	5.3	$15.78	4,607,190	$17.08

Note 7 — Stock Plans **(Continued)**

A summary of the annual stock option activity for fiscal years 2004, 2005, and 2006 is as follows:

	Options	Price [a]	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (000's)
Outstanding at January 31, 2004	10,724,916	$14.73		
Granted	2,718,800	14.77		
Exercised	(1,050,787)	11.42		
Forfeited	(1,783,429)	15.31		
Outstanding at January 29, 2005	10,609,500	14.97		
Granted	2,081,800	11.52		
Exercised	(600,021)	11.69		
Forfeited	(1,400,534)	14.76		
Outstanding at January 28, 2006	10,690,745	14.52		
Granted	1,137,900	13.40		
Exercised	(4,671,936)	12.31		
Forfeited	(511,719)	15.78		
Outstanding at February 3, 2007	6,644,990	$15.78	5.3	$73,439
Vested and expected to vest at February 3, 2007	6,494,867	$15.84	5.3	$70,571
Exercisable at February 3, 2007	4,607,190	$17.08	4.9	$46,642

(a) Weighted-average per share exercise price.

Note 7 — Stock Plans **(Continued)**

A summary of the restricted stock activity for fiscal years 2004, 2005, and 2006 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock at January 31, 2004	—	$ —
Granted	172,000	10.85
Vested	—	—
Forfeited	—	—
Nonvested restricted stock at January 29, 2005	172,000	10.85
Granted	100,000	11.25
Vested	(53,998)	10.85
Forfeited	(10,000)	10.85
Nonvested restricted stock at January 28, 2006	208,002	11.04
Granted	290,700	12.91
Vested	(87,331)	11.00
Forfeited	(2,700)	12.80
Nonvested restricted stock at February 3, 2007	408,671	$12.37

For the restricted common shares granted in fiscal year 2006, if we meet a threshold financial performance target and the employee remains employed by us, the restricted common shares will vest at the opening of our first trading window that is five years after the grant date. If we meet a higher financial performance target and the employee remains employed by us, the restricted common shares will vest at the opening of our first trading window that is after we file our Annual Report on Form 10-K with the SEC for the year in which the higher target is met. In fiscal year 2006, we achieved the higher financial performance target, resulting in approximately $3.7 million of expense recognized for the 288,000 restricted common shares expected to vest.

The restricted common shares awarded to Steven S. Fishman upon the commencement of his employment as our Chairman, Chief Executive Officer and President in fiscal year 2005 vest in one-third increments upon the attainment of mutually agreed common share price targets or fully after five years of service or upon a change in control of the Company. The 2005 restricted common share grant will be forfeited, in whole or in part, as applicable, if Mr. Fishman voluntarily terminates his employment or if he is terminated for cause prior to full vesting of the grant. In fiscal year 2006, the first agreed common share price target was achieved and one-third of these restricted common shares vested. Subsequent to the end of fiscal year 2006, the second agreed common share price target was achieved and an additional one-third of these restricted common shares vested.

The restricted common shares awarded to certain of our officers as a retention package upon the transition of the former Chief Executive Officer and President to a different position in fiscal year 2004 vest equally over three years and fully if the employee is involuntarily terminated without cause or upon change in control of the Company. The 2004 restricted share grants will be forfeited, in whole or in part, as applicable, if the employee voluntarily terminates his or her employment or if the employee is terminated for cause.

Note 7 — Stock Plans **(Continued)**

During fiscal years 2006, 2005, and 2004, the following activity occurred under our share-based compensation plans:

(In thousands)	2006	2005	2004
Total intrinsic value of stock options exercised	$30,416	$695	$2,292
Total fair value of restricted stock vested	1,970	658	—

The total unearned compensation cost related to share-based awards outstanding at February 3, 2007, was approximately $7.9 million. This compensation cost is expected to be recognized through January 2011 based on existing vesting terms with the weighted average remaining expense recognition period being approximately 2.8 years from February 3, 2007.

Note 8 — Employee Benefit Plans

Pension Benefits

We maintain the Pension Plan and Supplemental Pension Plan covering certain employees whose hire date precedes April 1, 1994. Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. We maintain the Supplemental Pension Plan for certain highly compensated executives whose benefits were frozen in the Pension Plan in 1996. The Supplemental Pension Plan is designed to pay benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. We have no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of our general creditors.

The investments owned by the Pension Plan are managed with the primary objective of utilizing a balanced approach with equal emphasis on income and capital appreciation. Investment results are compared to the performance metrics on a quarterly basis. Changing market cycles require flexibility in asset allocation to allow movement of capital within the asset classes for purposes of increasing investment return and/or reducing risk. The targeted ranges of asset allocations are:

Equity securities	45–70%
Debt securities	30–55%
Cash equivalents	up to 25%

As permitted by our pension investment policy, equity securities may include our common shares. At the end of the two most recent plan years on December 31, 2006 and 2005, the Pension Plan owned 2,651 and 2,594 of our common shares, respectively.

Financial futures contracts and financial options contracts can be utilized for purposes of implementing hedging strategies. All assets must have readily ascertainable market value and be easily marketable. There were no futures contracts owned by the Pension Plan at February 3, 2007.

The equity portfolio will be generally fully invested with minimal emphasis on short-term market fluctuations and broadly diversified. Global equities (foreign) and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.

Fixed income investments of a single issuer (with the exception of U.S. Government or fully guaranteed agencies) must not exceed 10% of the total fixed income portfolio. Corporate obligation issues must meet or exceed a credit rating of Aa at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the fixed income portfolio.

Note 8 — Employee Benefit Plans **(Continued)**

Our pension plan asset allocations at December 31 by asset category were as follows:

	2006	2005
Equity securities	70.4%	69.6%
Debt securities	27.6	26.2
Cash equivalents	2.0	4.2
Total	100.0%	100.0%

Our funding policy for the Pension Plan is to make annual contributions based on advice from actuaries and evaluation of our cash position, but not less than the minimum required by applicable regulations. We expect no required contributions in fiscal year 2007. Additional discretionary contributions could be made upon further analysis of the Pension Plan during fiscal year 2007. The assets allocated to debt securities of 27.6% at December 31, 2006 were below the low end of the targeted range of 30.0%, primarily due to the impact of changing the custodian and manager of the plan assets and related transition allocations. The asset managers perform an annual reallocation of assets in order to address situations outside of the targeted guidelines.

The Pension Plan and the Supplemental Pension Plan benefits expected to be paid in each of the following ten fiscal years are as follows:

Fiscal Year *(In thousands)*	
2007	$ 4,374
2008	4,350
2009	4,566
2010	4,670
2011	5,033
2012 – 2016	$27,859

The estimated future benefit payments are based on the same assumptions as those used to measure the Company's benefit obligations at February 3, 2007.

Note 8 — Employee Benefit Plans **(Continued)**

The components of net periodic pension cost were comprised of the following:

	Fiscal Year		
(In thousands)	2006	2005	2004
Service cost — benefits earned in the period	$ 2,944	$ 3,310	$ 3,494
Interest cost on projected benefit obligation	3,158	3,149	3,274
Expected investment return on plan assets	(4,285)	(4,267)	(3,420)
Amortization of prior service cost	135	135	135
Amortization of transition obligation	13	13	13
Amortization of actuarial loss	1,264	1,325	1,508
Settlement loss	1,510	—	—
Net periodic pension cost	$ 4,739	$ 3,665	$ 5,004

In fiscal year 2006, we incurred a pretax non-cash settlement charge of $1.5 million. The settlement charge was caused by lump sum benefit payments made to plan participants by the Pension Plan in excess of combined annual service cost and interest cost for fiscal year 2006. A portion of the settlement charge was due to benefit payments to former employees of the 130 closed stores previously reclassified as discontinued operations, and, accordingly, $0.7 million, pretax, of the expense was reported in loss from discontinued operations on our consolidated statement of operations.

Weighted-average assumptions used to determine net periodic benefit cost were:

	Fiscal Year		
	2006	2005	2004
Discount rate	5.7% to 6.0%	5.7%	6.1%
Rate of increase in compensation levels	3.5%	4.0%	4.6%
Expected long-term rate of return	8.5%	8.5%	8.5%
Measurement date for plan assets and benefit obligations	12/31/05	12/31/04	12/31/03

The following table sets forth certain information for the Pension Plan and the Supplemental Pension Plan at December 31:

	Pension Plan		Supplemental Pension Plan	
(In thousands)	2006	2005	2006	2005
Projected benefit obligation	$50,258	$51,757	$4,442	$5,001
Accumulated benefit obligation	44,148	43,468	3,977	4,041
Fair market value of plan assets	$53,065	$53,217	$ —	$ —

Note 8 — Employee Benefit Plans **(Continued)**

The following schedule provides a reconciliation of projected benefit obligations, plan assets, funded status, and amounts recognized for the Pension Plan and Supplemental Pension Plan at December 31:

(In thousands)	2006	2005
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 56,758	$57,711
Service cost	2,944	3,310
Interest cost	3,158	3,149
Benefits and settlements paid	(7,845)	(5,791)
Actuarial gain	(315)	(1,621)
Projected benefit obligation at end of year	$ 54,700	$56,758
Change in plan assets:		
Fair market value at beginning of year	$ 53,217	$52,707
Actual return on plan assets	6,906	2,001
Employer contributions	787	4,300
Benefits and settlements paid	(7,845)	(5,791)
Fair market value at end of year	$ 53,065	$53,217
Under funded	$ (1,635)	$ (3,541)
Unrecognized actuarial loss	—	14,949
Unrecognized transition obligation	—	106
Unrecognized prior service cost	—	596
Net amount recognized	$ (1,635)	$12,110
Pension asset for the Pension Plan	$ 2,807	$16,828
Pension liability for the Supplemental Pension Plan	(4,442)	(4,718)
Amounts recognized	$ (1,635)	$12,110

See Note 1 to the consolidated financial statements for a discussion of our pension accounting policy and the impact of adopting SFAS No. 158 on our consolidated balance sheet.

Weighted-average assumptions used to determine benefit obligations for fiscal years 2006 and 2005 were:

	Fiscal Year	
	2006	2005
Discount rate	5.9%	5.7%
Rate of increase in compensation levels	3.5%	3.5%
Measurement date for plan assets and benefit obligations	12/31/06	12/31/05

Savings Plans

We have a savings plan with a 401(k) deferral feature and a nonqualified deferred compensation plan with a similar deferral feature for eligible employees. We contribute a matching percentage of employee contributions which has been invested directly in our common shares; however, beginning with calendar year 2006 compensation deferrals under these plans, our matching contribution will be in cash. Our matching contributions are subject to Internal Revenue Service ("IRS") regulations. For fiscal years 2006, 2005, and 2004, we

Note 8 — Employee Benefit Plans **(Continued)**

expensed $5.1 million, $5.5 million, and $5.2 million, respectively, related to our matching contributions. In connection with our nonqualified deferred compensation plan, we had mutual fund investments of $10.8 million and $8.6 million at February 3, 2007 and January 28, 2006, respectively, which were recorded in other assets. These investments were classified as trading securities and were recorded at their fair value. We held treasury shares with historical cost of $1.1 million at February 3, 2007 and $2.5 million at January 28, 2006, in connection with the nonqualified deferred compensation plan. We had a liability of $14.2 million and $11.0 million at February 3, 2007 and January 28, 2006, respectively, in connection with the nonqualified deferred compensation plan.

Note 9 — Income Taxes

The provision (benefit) for income taxes from continuing operations was comprised of the following:

	Fiscal Year		
	2006	2005	2004
(In thousands)			
Federal — current	$ 66,243	$12,512	$ 9,582
State and local — current	5,044	(577)	(336)
Deferred — federal, state and local	(13,415)	(6,746)	4,282
Income tax provision	$ 57,872	$ 5,189	$13,528

The deferred income tax expense (benefit) from discontinued operations was $9.1 million for fiscal year 2006, $(3.7) million for fiscal year 2005 and $(5.1) million for fiscal year 2004. Deferred tax assets increased by $3.9 million in fiscal year 2006 due to pension-related charges recorded in accumulated other comprehensive income.

Reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:

	Fiscal Year		
	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0 %
Effect of:			
State and local income taxes, net of federal tax benefit	2.8	0.6	(1.1)
Work opportunity tax and other employment tax credits	(0.9)	(5.1)	(2.7)
Expiration of capital loss carryover	—	47.6	—
Valuation allowance	(0.8)	(48.7)	0.9
Reversal of previously accrued federal taxes	(0.8)	(2.8)	—
Charitable donation of appreciated inventory	(0.2)	(2.3)	(1.0)
Other, net	(1.2)	0.5	(1.0)
Effective income tax rate	33.9%	24.8%	30.1 %

Note 9 — Income Taxes **(Continued)**

The expiration of the capital loss carryover and related reduction in the valuation allowance in 2005 relates primarily to a $9.1 million capital loss that was generated in fiscal year 2000 in connection with the sale of the KB Toys business.

Income tax payments and refunds were as follows:

	Fiscal Year		
	2006	2005	2004
(In thousands)			
Income taxes paid	$ 35,727	$ 22,227	$ 23,314
Income taxes refunded	(22,178)	(12,166)	(10,183)
Net income taxes paid	$ 13,549	$ 10,061	$ 13,131

Deferred taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities were as follows:

	February 3, 2007	January 28, 2006
(In thousands)		
Deferred tax assets:		
Depreciation and fixed asset basis differences	$ 30,460	$ 17,066
Workers' compensation and other insurance reserves	27,230	33,616
Uniform inventory capitalization	21,224	25,120
Accrued rent	15,198	13,863
State tax net operating losses, net of federal tax benefit	10,747	14,747
Accrued state taxes	7,639	9,831
Deferred compensation	5,269	4,264
KB store lease and other discontinued operations contingencies	5,015	10,773
Closed store accrual	2,464	7,198
Pension	564	—
Valuation allowances	(2,021)	(5,961)
Other	40,982	35,488
Total deferred tax assets	164,771	166,005
Deferred tax liabilities:		
Accelerated depreciation and fixed asset basis differences	25,863	31,576
Lease construction reimbursements	12,308	10,210
Prepaid expenses	5,140	5,028
Pension	—	4,747
Other	16,111	17,296
Total deferred tax liabilities	59,422	68,857
Net deferred tax assets	$105,349	$ 97,148

The valuation allowances shown in the table above include state income tax valuation allowances that are net of the federal tax benefit. The reduction in the valuation allowances from fiscal year 2005 to fiscal year 2006 relates primarily to a decrease of $3.0 million (net of federal tax) in the valuation allowances attributable to state net operating loss carryforwards due the projected usage of the carryforwards.

Note 9 — Income Taxes **(Continued)**

Net deferred tax assets were shown separately on the consolidated balance sheets as current and noncurrent deferred income taxes. The following table summarizes net deferred income tax assets from the balance sheet:

(In thousands)	February 3, 2007	January 28, 2006
Current deferred income taxes	$ 60,292	$78,539
Noncurrent deferred income taxes	45,057	18,609
Net deferred tax assets	$105,349	$97,148

We have established valuation allowances to reflect that it is more likely than not that a portion of the federal and state deferred tax assets may not be realized.

We have the following income tax loss and credit carryforwards at February 3, 2007 (amounts are shown net of tax excluding the federal income tax effect of the state and local items):

(In thousands)		
Federal:		
Net capital loss carryforwards	$ 722	Expires fiscal years 2008 through 2011
Foreign tax credits	233	Expires fiscal year 2010
State and local:		
State net operating loss carryforwards	16,534	Expires fiscal years 2007 through 2025
California enterprise zone credits	1,942	No expiration date
California alternative minimum tax credits	205	No expiration date
New Jersey alternative minimum tax credits	297	No expiration date
Total income tax loss and credit carryforwards	$19,933	

Our income taxes payable have been reduced by the tax benefits primarily associated with exercises of employee stock options. We receive an income tax deduction calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price. These benefits of $11.9 million in fiscal year 2006, $0.3 million in fiscal year 2005, and $0.9 million in fiscal year 2004 were credited directly to shareholders' equity.

In November 2003, the IRS issued Revenue Ruling 2003-112 which clarified the definition of eligible employees for purposes of the welfare to work and work opportunity tax credits. We have filed protective refund claims for fiscal years 1994 through 2002. Because of the contingent nature of these claims, no tax benefit has been recorded for this item.

During fiscal years 2006 and 2005, we had tax settlements, audit closures, and expirations of statutes of limitations resulting in the reversal of previously incurred income tax expense of approximately $4.1 million and $4.8 million, respectively.

Years after fiscal year 2001 are open to examination by the IRS. Various state tax authorities routinely audit us. We believe that we have adequately provided for tax, interest, and penalties, if any, that may result from future audit adjustments relating to these years.

Note 10 — Commitments and Contingencies

In November 2004, a civil putative collective action complaint was filed against us in United States District Court for the Eastern District of Texas, Texarkana Division, wherein it was alleged that we had violated the Fair Labor Standards Act regulations by misclassifying as exempt employees our furniture department managers, sales managers, and assistant managers ("Texas matter"). Subsequent to its filing, the plaintiffs in the Texas matter amended the complaint to limit its scope to furniture department managers. The plaintiffs in the Texas matter seek to recover, on behalf of themselves and all other individuals who are similarly situated, alleged unpaid overtime compensation, as well as liquidated damages, attorneys' fees and costs. On August 8, 2005, the District Court in Texas issued an order conditionally certifying a class of all current and former employees who worked for us as a furniture department manager at any time between November 2, 2001, and October 1, 2003. As a result of that order, notice was sent to approximately 1,300 individuals who had the right to opt-in to the Texas matter. In the third quarter of fiscal year 2006, we reached a tentative settlement with the plaintiffs concerning the Texas matter. The tentative settlement is subject to court approval and acceptance by the class. We recorded, in the third quarter of fiscal year 2006, a pretax charge of $3.2 million included in selling and administrative expenses for the estimated settlement liability of the Texas matter. We believe that we had adequate liability reserves for the Texas matter at February 3, 2007.

In October 2005, a class action complaint was served upon us for adjudication in the Superior Court of the State of California, County of Ventura, wherein it was alleged that we had violated certain California wage and hour laws ("California matter"). The plaintiff seeks to recover, on her own behalf and on behalf of all other individuals who are similarly situated, alleged unpaid wages and rest and meal period compensation, as well as penalties, injunctive and other equitable relief, reasonable attorneys' fees and costs. In the third quarter of fiscal year 2006, we reached a tentative settlement with the plaintiff concerning the California matter. On November 6, 2006, the District Court in California issued an order granting preliminary approval of the tentative settlement. The tentative settlement remains subject to acceptance by the class and final court approval. We recorded, in the third quarter of fiscal year 2006, a pretax charge of $6.5 million included in selling and administrative expenses for the estimated settlement liability in the California matter. We believe that we had adequate liability reserves for the California matter at February 3, 2007.

In November 2004, a civil putative collective action complaint was filed against us in the United States District Court for the Eastern District of Louisiana, wherein it was alleged that we violated the Fair Labor Standards Act by misclassifying assistant managers as exempt ("Louisiana matter"). The plaintiffs seek to recover, on behalf of themselves and all other individuals who are similarly situated, alleged unpaid overtime compensation, as well as liquidated damages, attorneys' fees and costs. On July 5, 2005, the District Court in Louisiana issued an order conditionally certifying a class of all current and former assistant store managers who have worked for us since November 23, 2001. As a result of that order, notice of the lawsuit was sent to approximately 5,500 individuals who had the right to opt-in to the Louisiana matter. As of February 3, 2007, approximately 1,100 individuals had joined the Louisiana matter. We have the right to file a motion seeking to decertify the class after discovery has been conducted. Pending discovery on the plaintiffs' claims, we cannot make a determination as to the probability of a loss contingency resulting from the Louisiana matter or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in the Louisiana matter; however, the ultimate resolution of this matter could have a material adverse effect on our financial condition, results of operations, and liquidity.

Note 10 — Commitments and Contingencies (Continued)

In September 2006, a class action complaint was filed against us in the Superior Court of the State of California, County of Los Angeles, wherein it was alleged that we had violated certain California wage and hour laws by misclassifying California store managers as exempt. The plaintiff seeks to recover, on his own behalf and on behalf of all other individuals who are similarly situated, alleged unpaid overtime, unpaid minimum wages, wages not paid upon termination, improper wage statements, missed rest breaks, missed meal periods, reimbursement of expenses, and loss of unused vacation time. Pending discovery on the plaintiffs' claims, we cannot make a determination as to the probability of a loss contingency resulting from this lawsuit or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in this lawsuit; however, the ultimate resolution of this matter could have a material adverse effect on our financial condition, results of operations, and liquidity.

In the fourth quarter of fiscal year 2006, we recorded pretax income of $2.6 million in selling and administrative expenses upon receipt of our portion of the Visa/MasterCard antitrust litigation settlement funds that compensate merchants for the excessive fees they paid for certain Visa and MasterCard transactions.

We are involved in other legal actions and claims, including various additional employment-related matters, arising in the ordinary course of business. We currently believe that such actions and claims, both individually and in the aggregate, will be resolved without material adverse effect on our financial condition, results of operations, or liquidity. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on our financial condition, results of operations, and liquidity.

For a discussion of discontinued operations, including KB Toys matters, see Note 11 to the accompanying consolidated financial statements.

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees, and we have purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported. With the exception of self-insured claims, taxes, employment-related matters, the lawsuits described above, and the liabilities that relate to the KB Toys bankruptcy, we have not recorded any additional significant liabilities for other commitments and contingencies.

We have purchase obligations for merchandise issued in the ordinary course of our business that are valued at $420.7 million, the entirety of which represents obligations due within one year of February 3, 2007. Purchase obligations also include a commitment for future inventory purchases totaling $227.2 million at February 3, 2007. We paid $36.1 million, $44.0 million, and $52.5 million related to this commitment during fiscal years 2006, 2005, and 2004, respectively. We are not required to meet any periodic minimum purchase requirements under this commitment. The term of the commitment extends until the purchase requirement is satisfied.

Note 11 — Discontinued Operations

We report discontinued operations upon disposition of a component of the Company's business when the cash flows have been or will be eliminated from the Company's ongoing operations. As a result, the Company's discontinued operations for fiscal years 2006, 2005, and 2004, are comprised of the following:

	Fiscal Year		
	2006	2005	2004
(In thousands)			
Closed stores	$(2,659)	$(41,130)	$ (1,662)
KB Toys matters	18,531	(569)	(11,320)
Total pretax income (loss)	$15,872	$(41,699)	$(12,982)

Note 11 — Discontinued Operations **(Continued)**

Closed Stores

In fiscal year 2005, we determined that the results of 130 stores closed in fiscal year 2005 should be reported as discontinued operations for all periods presented. The table below identifies the significant components of income (loss) from discontinued operations for these closed stores for fiscal years 2006, 2005, and 2004, respectively.

	Fiscal Year		
	2006	2005	2004
(In thousands)			
Net sales	$ —	$215,154	$225,820
Gross margin	—	74,109	90,299
Operating loss	(2,659)	(41,130)	(1,662)
Loss from discontinued operations, net of tax	$(1,606)	$(25,381)	$ (1,021)

In fiscal year 2006, closed stores operating loss is primarily comprised of exit-related costs, utilities, and security expenses on leased properties with remaining terms, a $0.7 million pension settlement charge, and accretion on the lease termination costs of $0.4 million. Additionally, in the fourth quarter of fiscal year 2006, we reviewed the fair value of our lease termination cost liability and as a result of achieving a higher level of savings than was previously estimated, we recognized a $1.3 million, pretax, reduction in the liability resulting in a partial reversal of prior year charges. Our results of discontinued operations for closed stores include the net sales and associated costs which were directly related to and specifically identifiable with these stores in fiscal years 2005 and 2004 and exit-related pretax losses in the amount of $43.6 million for the write-down of property and inventory, severance and benefits, and lease termination costs in fiscal year 2005.

The table below summarizes the exit liabilities recorded as a result of the 130 store closures in fiscal year 2005 and identifies the remaining obligations as of February 3, 2007:

	Write-down of Property, Inventory, and Deferred Rent	Severance and Benefits	Lease Termination Costs	Total
(In thousands)				
Charges	$ 19,600	$ 3,300	$ 20,700	$ 43,600
Payments	—	(1,539)	(2,499)	(4,038)
Non-cash reductions	(19,600)	—	—	(19,600)
Remaining Obligations at January 28, 2006	—	1,761	18,201	19,962
Settlement savings	—	—	(1,346)	(1,346)
Accretion expense	—	—	411	411
Payments	—	(1,761)	(11,329)	(13,090)
Remaining Obligations at February 3, 2007	$ —	$ —	$ 5,937	$ 5,937

Asset write-downs included assets used in normal operations of retail stores and included remaining unrecoverable net book values of fixtures, equipment, and signs. The inventory write-downs above were specific to the markdowns associated with the liquidation sales conducted at the closed stores which qualified for discontinued operations accounting treatment. The Company recorded markdowns throughout the year in the normal course of business. The markdowns associated with the liquidation sales were the only markdowns included in the exit liability table above.

Note 11 — Discontinued Operations **(Continued)**

As of February 3, 2007, we have 30 closed stores with leases that have not yet been terminated or subleased. Future cash outlays under these store closure obligations are anticipated to be $3.4 million in fiscal year 2007, $1.8 million in fiscal year 2008, $0.6 million in fiscal year 2009, and $0.1 million thereafter.

KB Toys Matters

KB Toys acquired the KB toy business from us pursuant to a Stock Purchase Agreement dated as of December 7, 2000 (the "KB Stock Purchase Agreement"). On January 14, 2004, KB Toys filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. In connection with the KB Toys business, we incurred charges and subsequently partially reversed charges which have been recognized in our consolidated statements of operations for fiscal years 2006, 2005, and 2004. The following table summarizes these charges and reversals:

	Fiscal Year		
(In thousands)	2006	2005	2004
Continuing Operations			
HCC Note — Partial charge-off	$ —	$(6,389)	$ —
Discontinued Operations			
Lease indemnifications	14,546	430	(8,623)
Tax indemnifications and other	5,425	—	—
Pittsfield distribution center	(1,440)	(999)	(2,697)
KB matters pretax income (loss) from discontinued operations	$18,531	$ (569)	$(11,320)

HCC Note — Partial Charge-Off

As partial consideration for the sale of the KB Toys business, we received a 10 year note from Havens Corners Corporation, a subsidiary of KB Acquisition Corporation and a party to the bankruptcy proceedings, in aggregate principal amount of $45.0 million (principal and interest together known as the "HCC Note"). The HCC Note became immediately due and payable to us at the time of KB Toys' bankruptcy filing. Under the KB Toys bankruptcy plan (the "KB Plan"), confirmed by the bankruptcy court on August 18, 2005, we expected to receive $0.9 million on our claim for payment of the HCC Note from the bankruptcy trust. As a result, we recorded a pretax charge to continuing operations in fiscal year 2005 in the amount of $6.4 million to reduce the carrying value of the HCC Note to $0.9 million. In the fourth quarter of fiscal year 2006, we received $0.7 million as a result of our legal settlement with the former principals of the KB Toys business and applied these proceeds against the carrying value of the HCC Note. As of February 3, 2007, the $0.2 million carrying amount of the HCC Note was included in the Company's other assets on the consolidated balance sheet.

Lease Indemnifications

When we acquired the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS") in May 1996, we provided, among other things, an indemnity to CVS with respect to any losses resulting from KB Toys' failure to pay all monies due and owing under any KB Toys lease or mortgage obligation. While we controlled the KB Toys business, we provided guarantees with respect to a limited number of additional KB Toys store leases. As part of the sale of the KB Toys business by us, and in accordance with the terms of the KB Stock Purchase Agreement, KB Toys similarly agreed to indemnify us with respect to all lease and mortgage obligations. These guarantee and lease obligations are collectively referred to as the "KB Lease Obligations." In connection with the bankruptcy, KB Toys rejected 226 store leases and two distribution center leases for which we believe we may have guarantee or indemnification

Note 11 — Discontinued Operations **(Continued)**

obligations; however 31 of the rejected store leases expired on or before January 31, 2004 according to our records (collectively referred to as the "KB bankruptcy lease obligations"). We estimated and recorded pretax charges in discontinued operations of $24.4 million with respect to 90 leases rejected by KB Toys in fiscal year 2003 and $8.6 million with respect to 72 leases rejected by KB Toys in fiscal year 2004. In fiscal year 2005, an additional 33 store leases and two distribution center leases were rejected. During fiscal year 2005, we reversed approximately $0.4 million of the KB bankruptcy lease obligation originally providing for professional fees that are no longer expected to be incurred. During fiscal year 2006, we reversed approximately $14.5 million of the KB bankruptcy lease obligation to reflect the revised estimated amount expected to be paid by us. We based the revision of the KB bankruptcy lease obligations on the number of demand notices that we have received from landlords and used information received from KB Toys, the bankruptcy trust, and our own lease records which date back to when we owned the KB Toys business. Based on this information, we believe that our liability of $12.7 million for the KB bankruptcy lease obligations is adequate as of February 3, 2007.

The claims process associated with the KB Toys bankruptcy remains open. As a result of uncertainties associated with the continuance of the bankruptcy claims process, we believe it is possible that we will continue to receive demand notices from landlords in fiscal year 2007. We are an unsecured creditor of the bankruptcy trust with respect to losses we have incurred in connection with the KB bankruptcy lease obligations and are unable to estimate the timing or amount of any recovery we can expect to receive upon resolution of these claims. Accordingly, no recoveries related to the KB Toys bankruptcy have been recorded by us. In addition, the typical KB bankruptcy lease obligation provides that the terms of the underlying lease may be extended, amended, or modified without the consent of the guarantor. Based on the uncertainties related to the KB bankruptcy lease obligations, we intend to continue to evaluate the adequacy of these reserves as dictated by the facts and circumstances available to us at each future reporting period. In the event additional liability arises from future defaults on these leases, any related charge would be to discontinued operations.

We continue to have KB Lease Obligations with respect to approximately 84 open KB Toys stores and KB Toys' main office building. Because these remaining guarantees were issued prior to January 1, 2003, they are not subject to the fair value recognition provisions of FASB Interpretation No. 45. However, we will recognize a liability if a loss in connection with any of the KB Lease Obligations becomes probable and reasonably estimable.

Pittsfield Distribution Center

As a result of the KB Toys bankruptcy, we received notice of a default relating to a first mortgage (guaranteed by CVS) on the Pittsfield DC. On November 5, 2004, we satisfied our indemnity obligation with respect to the Pittsfield DC at a cost of $8.4 million. We recorded a pretax charge to discontinued operations in fiscal year 2004 in the amount of $2.7 million to reflect our best estimate of the difference between the subrogation rights flowing from the indemnification payment and the net realizable value of the Pittsfield DC.

In the fourth quarter of fiscal year 2005, we initiated plans to dispose of the Pittsfield DC. The property was classified as held-for-sale, and accordingly, its carrying value at January 28, 2006, was adjusted to its estimated fair value less applicable selling costs resulting in a pretax non-cash impairment charge of $0.7 million and other related charges of $0.3 million included in loss from discontinued operations. In the fourth quarter of fiscal year 2006, we sold the Pittsfield DC for approximately $3.9 million, net of selling costs and recognized a $1.4 million loss, net of tax included in income from discontinued operations.

Other KB Toys Matters

In addition to including KB Toys' indemnity of us with respect to lease and mortgage obligations, the KB Stock Purchase Agreement contains mutual indemnifications of KB Toys by us and of us by KB Toys. These indemnifications relate primarily to losses arising out of general liability claims, breached or inaccurate

Note 11 — Discontinued Operations **(Continued)**

representations or warranties, shared litigation expenses, other payment obligations, and taxes. Under a tax indemnification provision in the KB Stock Purchase Agreement, the Company is to indemnify KB Toys for tax losses generally related to the periods prior to the Company's sale of KB Toys. During the fourth quarter of fiscal year 2006, we reversed prior pretax charges of approximately $4.7 million and net income tax contingencies of approximately $1.7 million, in income from discontinued operations primarily related to income and sales tax indemnification contingency reserves. We estimated this reversal of charges based on information that we received as a result of our settlement discussions with the bankruptcy trust and KB in an attempt to resolve the tax indemnification claims. As of February 3, 2007, uncertainty remains with respect to the final resolution of these matters; however, management believes that the final resolution of these matters will not have a material adverse effect on our financial condition, results of continuing operations, or liquidity.

During fiscal year 2006, we recorded $0.7 million in discontinued operations to reflect the reduction of insurance reserves specifically identifiable with respect to the KB Toys business.

Note 12 — Business Segment Data

We manage our business based on one segment, broadline closeout retailing. We internally evaluate and externally communicate overall sales and merchandise performance based on the following key merchandising categories: Consumables, Home, Seasonal and toys, and Other. The following data is presented in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

	Fiscal Year		
(In thousands)	2006	2005	2004
Consumables	$1,369,590	$1,275,851	$1,247,207
Home	1,473,052	1,333,602	1,153,297
Seasonal and toys	840,416	830,526	814,661
Other	1,059,990	989,926	934,087
Net sales	$4,743,048	$4,429,905	$4,149,252

The Consumables category includes the food, health and beauty, plastics, paper, and pet departments. The Home category includes the furniture, domestics, and home decorative departments. The Seasonal and toys category includes the toys, lawn & garden, trim-a-tree, and various holiday-oriented departments. The Other category includes the electronics, basic apparel, home maintenance, small appliances, and tools departments.

Note 13 — Subsequent Event

On March 9, 2007, we announced that our Board of Directors authorized the repurchase of up to $600.0 million of our common shares commencing upon authorization and continuing until exhausted. We expect the purchases to be made from time to time in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors. Common shares acquired through the repurchase program will be available to meet obligations under equity compensation plans and for general corporate purposes.

Note 14 — Selected Quarterly Financial Data (Unaudited)

The fourth quarter of fiscal year 2006 was 14 weeks. All other quarters were 13 weeks. Summarized quarterly financial data for fiscal years 2006 and 2005 was as follows:

Fiscal Year 2006 *(In thousands, except per share amounts)* [(a)]	First	Second	Third	Fourth	Year
Net sales	$1,091,622	$1,056,535	$1,049,537	$1,545,354	$4,743,048
Gross margin	438,322	412,293	415,345	625,472	1,891,432
Income from continuing operations	14,504	4,704	1,819	91,591	112,618
Income (loss) from discontinued operations	(791)	(405)	(85)	12,708	11,427
Net income	13,713	4,299	1,734	104,299	124,045
Income (loss) per common share — basic:					
Continuing operations	0.13	0.04	0.02	0.84	1.02
Discontinued operations	(0.01)	—	—	0.12	0.10
	0.12	0.04	0.02	0.96	1.12
Income (loss) per common share — diluted:					
Continuing operations	0.13	0.04	0.02	0.83	1.01
Discontinued operations	(0.01)	—	—	0.11	0.10
	$ 0.12	$ 0.04	$ 0.02	$ 0.94	$ 1.11

Fiscal Year 2005 *(In thousands, except per share amounts)* [(a)]	First	Second	Third	Fourth	Year
Net sales	$1,043,084	$1,000,511	$ 991,408	$1,394,902	$4,429,905
Gross margin	425,658	401,362	387,623	517,023	1,731,666
Income (loss) from continuing operations	7,266	(12,945)	(16,249)	37,653	15,725
Income (loss) from discontinued operations	534	(807)	(2,539)	(23,001)	(25,813)
Net income (loss)	7,800	(13,752)	(18,788)	14,652	(10,088)
Income (loss) per common share — basic:					
Continuing operations	0.06	(0.11)	(0.14)	0.33	0.14
Discontinued operations	0.01	(0.01)	(0.03)	(0.20)	(0.23)
	0.07	(0.12)	(0.17)	0.13	(0.09)
Income (loss) per common share — diluted:					
Continuing operations	0.06	(0.11)	(0.14)	0.33	0.14
Discontinued operations	0.01	(0.01)	(0.03)	(0.20)	(0.23)
	$ 0.07	$ (0.12)	$ (0.17)	$ 0.13	$ (0.09)

(a) Income (loss) per share calculations for each quarter are based on the applicable weighted-average shares outstanding for each period and may not necessarily be equal to the full year income (loss) per share amount.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report in order to ensure that information required to be disclosed in the Company's periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules, forms, and regulations.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control systems, no matter how well designed and operated, have inherent limitations, including the possibility of the circumvention or overriding of controls. Due to these inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. As a result, projections of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control system as of February 3, 2007. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company maintained effective internal control over financial reporting as of February 3, 2007.

The Company's Independent Registered Public Accounting Firm, Deloitte & Touche LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. The report appears in the Financial Statements and Supplementary Data section of this Form 10-K.

Changes in Internal Control over Financial Reporting

No changes in the Company's internal control over financial reporting, as that term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act, occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the captions "Proposal One: Election of Directors," "Governance of Big Lots," and "Stock Ownership" in the 2007 Proxy Statement, with respect to directors, the code of ethics, the Audit Committee, our audit committee financial experts, and Section 16(a) beneficial ownership reporting compliance, is incorporated herein by reference in response to this item. The information contained in Part I under the caption "Executive Officers of the Registrant," with respect to executive officers, is incorporated herein by reference with response to this item.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the captions "Governance of Big Lots," "Director Compensation," "Executive Compensation," and "Audit Committee Disclosure" in the 2007 Proxy Statement, with respect to director compensation, executive compensation, and corporate governance, is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes information as of February 3, 2007, relating to our equity compensation plans pursuant to which our common shares may be issued.

Plan Category	(a) Number of common shares to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of common shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	6,644,990[1][2]	$15.78	2,921,566[3]
Equity compensation plans not approved by shareholders	—	—	—
Total	6,644,990	$15.78	2,921,566

(1) Includes stock options granted under Director Stock Option Plan, the 1996 Incentive Plan, and the 2005 Incentive Plan. In addition, we had 408,671 shares of nonvested restricted stock outstanding under the 1996 Incentive Plan and 2005 Incentive Plan.

(2) The common shares issuable upon exercise of outstanding stock options granted under each shareholder-approved plan are as follows:

Director Stock Option Plan	395,000
1996 Incentive Plan	5,222,090
2005 Incentive Plan	1,027,900

(3) The common shares available for issuance under each shareholder-approved plan are as follows:

Director Stock Option Plan	107,609
1996 Incentive Plan	—
2005 Incentive Plan	2,813,957

The 1996 Incentive Plan expired on December 31, 2005. The number of common shares available for issuance under the 2005 Incentive Plan is adjusted annually by adding 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years that the 2005 Incentive Plan is in effect.

The information contained under the caption "Stock Ownership - Ownership of Our Common Shares by Certain Beneficial Owners and Management" in the 2007 Proxy Statement, with respect to security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the caption "Governance of Big Lots – Determination of Director Independence" and "Governance of Big Lots – Related Person Transactions" in the 2007 Proxy Statement, with respect to the review of director independence and transactions with related parties, is incorporated herein by reference in response to this item.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained under the captions "Audit Committee Disclosure – Audit and Non-Audit Services Pre-Approval Policy" and "Audit Committee Disclosure – Fees Paid to Independent Auditor" in the 2007 Proxy Statement, with respect to the fees paid to Deloitte & Touche LLP and the Audit Committee's pre-approval policies and procedures, is incorporated herein by reference in response to this item.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits

(a) Documents filed as part of this report:

All other financial statements and schedules not listed in the preceding index are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or Notes thereto.

BIG LOTS, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description	Beginning of Year	Charged to Cost and Expense	Charged to Other Accounts	Deductions	End of Year
(In thousands)					
Inventory Valuation Allowance					
Fiscal year ended February 3, 2007	$ 1,173	580	—	201	$ 1,552 (a)
Fiscal year ended January 28, 2006	$ 776	672	—	275	$ 1,173 (a)
Fiscal year ended January 29, 2005	$ 2,651	243	1,500 (b)	618	$ 776 (a)
Closed Store Liabilities					
Fiscal year ended February 3, 2007	$ 19,962	(935) (c)	—	13,090	$ 5,937 (d)
Fiscal year ended January 28, 2006	$ —	43,600 (e)	—	23,638 (f)	$ 19,962 (g)

(a) Consists of markdowns of aged goods.

(b) Certain amounts were reclassified to other balance sheet accounts during the fiscal year ended January 29, 2005.

(c) Consists of reversal of charges related to contract termination costs and accretion on contract termination cost liability.

(d) Consists of remaining liability for contract termination costs.

(e) Includes charges for the write-down of property, inventory, and deferred rent; severance and benefits; and contract termination costs.

(f) Includes non-cash reductions for the write-down of property, inventory, and deferred rent, and cash payments for severance and benefits and contract termination costs.

(g) Consists of the remaining liability for severance and benefits and contract termination costs related to closed stores.

(3) Exhibits. Exhibits marked with an asterisk (*) are filed herewith. Copies of exhibits will be furnished upon written request and payment of our reasonable expenses in furnishing the exhibits. Exhibits 10.1 through 10.33 are management contracts or compensatory plans or arrangements.

Exhibit No.	Document
2	Agreement of Merger (incorporated herein by reference to Exhibit 2 to the Company's Form 10-Q for the quarter ended May 5, 2001).
3.1	Amended Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3(a) to the Company's Form 10-Q for the quarter ended May 5, 2001).
3.2	Code of Regulations of the Company (incorporated herein by reference to Exhibit 3(b) to the Company's Form 10-Q for the quarter ended May 5, 2001).
4	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4(a) to the Company's Form 10-K for the year ended February 2, 2002).
10.1	Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10 to the Company's Post-Effective Amendment No. 1 to Form S-8).
10.2	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K dated August 17, 2005).
10.3	Form of Non-Qualified Stock Option Grant Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated September 9, 2004).
10.4	Form of Restricted Stock Award Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K dated January 6, 2005).
10.5	Form of Restricted Stock Award Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated July 11, 2005).
10.6	Big Lots 2005 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated May 17, 2005).
10.7	Form of Big Lots 2005 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K dated February 21, 2006).
10.8	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K dated February 21, 2006).
10.9	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.7 to the Company's Form 8-K dated March 9, 2007).
10.10	Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan (incorporated herein by reference to Exhibit 10 to the Company's Post-Effective Amendment No. 3 to Form S-8).
10.11	Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10 to the Company's Post-Effective Amendment No. 1 to Form S-8).
10.12	First Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10(d) to the Company's Form 10-Q for the quarter ended August 3, 2002).
10.13	Form of Option Award Agreement under the Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated September 9, 2004).
10.14	Big Lots 2006 Bonus Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated May 25, 2006).

Exhibit No.	Document
10.15	Big Lots Savings Plan (incorporated herein by reference to Exhibit 10.8 to the Company's Form 10-K for the year ended January 29, 2005).
10.16	Big Lots, Inc. Supplemental Savings Plan (incorporated herein by reference to Exhibit 10(c) to the Company's Form 10-K for the year ended January 31, 2004).
10.17	Big Lots Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10.10 to the Company's Form 10-K for the year ended January 29, 2005).
10.18	Big Lots, Inc. Supplemental Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10(u) to the Company's Form 10-K for the year ended January 31, 2004).
10.19	Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10(m) to the Company's Form 10-K for the year ended January 31, 2004).
10.20	Big Lots, Inc. Non-Employee Director Compensation Package, effective August 15, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated August 15, 2006).
10.21	Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated June 6, 2005).
10.22	First Amendment to Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated February 21, 2006).
10.23	Second Amendment to Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K dated March 9, 2007).
10.24	Employment Agreement with John C. Martin (incorporated herein by reference to Exhibit 10 to the Company's Form 10-Q for the quarter ended November 1, 2003).
10.25	Employment Agreement with Brad A. Waite (incorporated herein by reference to Exhibit 10(s) to the Company's Form 10-K for the year ended January 31, 2004).
10.26	Employment Agreement with Donald A. Mierzwa (incorporated herein by reference to Exhibit 10(r) to the Company's Form 10-K for the year ended January 31, 2004).
10.27	Employment Agreement with Charles W. Haubiel II (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended April 30, 2005).
10.28	Employment Agreement with Joe R. Cooper (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended April 30, 2005).
10.29	Employment Agreement with Lisa M. Bachmann (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated August 29, 2005).
10.30	Employment Agreement with Norman J. Rankin (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for quarter ended April 29, 2006).
10.31	Form of Executive Severance Agreement (incorporated herein by reference to Exhibit 10(r) to the Company's Form 10-K for the year ended January 30, 1999).
10.32	Form of Senior Executive Severance Agreement (incorporated herein by reference to Exhibit 10(s) to the Company's Form 10-K for the year ended January 30, 1999).
10.33	Form of Retention Package Memorandum (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated January 6, 2005).
10.34	Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated October 29, 2004).
10.35	First Amendment to Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated October 25, 2005).

Exhibit No.	Document
10.36*	Second Amendment to Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein.
10.37	Security Agreement between Big Lots Stores, Inc. and Big Lots Capital, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated October 29, 2004).
10.38	Stock Purchase Agreement between KB Acquisition Corporation and Consolidated Stores Corporation (incorporated herein by reference to Exhibit 2(a) to the Company's Form 10-Q for the quarter ended October 28, 2000).
21*	Subsidiaries.
23*	Consent of Deloitte & Touche LLP.
24*	Power of Attorney for Sheldon M. Berman, David T. Kollat, Brenda J. Lauderback, Philip E. Mallott, Jeffrey P. Berger, Russell Solt, James R. Tener, and Dennis B. Tishkoff.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April 2007.

BIG LOTS, INC.

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 3rd day of April 2007.

/s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Sheldon M. Berman*
Sheldon M. Berman
Director

/s/ Jeffrey P. Berger*
Jeffrey P. Berger
Director

/s/ David T. Kollat*
David T. Kollat
Director

/s/ Russell Solt*
Russell Solt
Director

/s/ Brenda J. Lauderback*
Brenda J. Lauderback
Director

/s/ James R. Tener*
James R. Tener
Director

/s/ Philip E. Mallott*
Philip E. Mallott
Director

/s/ Dennis B. Tishkoff*
Dennis B. Tishkoff
Director

* The above named Directors of the Registrant execute this report by Charles W. Haubiel II, their attorney-in-fact, pursuant to the power of attorney executed by the above-named Directors and filed with the Securities and Exchange Commission, all in the capacities indicated and on the 3rd day of April 2007.

By: /s/ Charles W. Haubiel II
Charles W. Haubiel II
Attorney-in-Fact

EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction
Big Lots Stores, Inc.	OH
C.S. Ross Company	OH
BLSI Property, LLC	DE
Big Lots Capital, Inc.	OH
Durant DC, LLC	DE
CSC Distribution, Inc.	AL
Closeout Distribution, Inc.	PA
Consolidated Property Holdings, Inc.	NV
Midwestern Home Products, Inc.	DE
Midwestern Home Products Company, Ltd.	OH
Tool and Supply Company of New England, Inc.	DE
Sonoran LLC	DE
Sahara LLC	DE
Great Basin LLC	DE
Industrial Products of New England, Inc.	ME
SS Investments Corporation	DE
Mac Frugal's Bargains * Close-outs Inc.	DE
PNS Stores, Inc.	CA
West Coast Liquidators, Inc.	CA
Capital Retail Systems, Inc.	OH
Barn Acquisition Corporation	DE
Fashion Barn, Inc.	NY
Fashion Barn of New Jersey, Inc.	NJ
Fashion Barn of Florida, Inc.	FL
Fashion Barn of Indiana, Inc.	IN
Fashion Barn of Pennsylvania, Inc.	PA
Fashion Barn of Oklahoma, Inc.	OK
Fashion Barn of Texas, Inc.	TX
Fashion Barn of Ohio, Inc.	OH
Fashion Outlets Corp.	NY
Fashion Barn of Vermont, Inc.	VT
Fashion Barn of Virginia, Inc.	VA
Fashion Barn of South Carolina, Inc.	SC
Fashion Barn of North Carolina, Inc.	NC
Fashion Barn of West Virginia, Inc.	WV
Fashion Bonanza, Inc.	NY
Rogers Fashion Industries, Inc.	NY
Rogers Fashion Industries, Inc.	NJ
Saddle Brook Distributors, Inc.	NY
Saddle Brook Distributors, Inc.	NJ
DTS, Inc.	NY
DTS, Inc.	TN
Fashion Barn of Missouri, Inc.	MO
Fashion Barn, Inc.	MA
Fashion Barn of Georgia, Inc.	GA

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following documents of our reports dated April 3, 2007, relating to the consolidated financial statements and financial statement schedule of Big Lots, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123(R) (Revised 2004), "Share-Based Payment" on January 29, 2006 and Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)," on February 3, 2007), and management's report on the effectiveness of internal control over financial reporting (which report expresses an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting) appearing in this Annual Report on Form 10-K of Big Lots, Inc. for the year ended February 3, 2007.

1) Post-Effective Amendment No. 1 to Registration Statement No. 33-42502 on Form S-8 pertaining to Big Lots, Inc. Director Stock Option Plan;

2) Post-Effective Amendment No. 1 to Registration Statement No. 33-42692 on Form S-8 pertaining to Big Lots, Inc. Supplemental Savings Plan;

3) Post-Effective Amendment No. 3 to Registration Statement No. 33-6086 on Form S-8 pertaining to Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan;

4) Post-Effective Amendment No. 2 to Registration Statement No. 33-19309 on Form S-8 pertaining to Big Lots, Inc. Savings Plan;

5) Post-Effective Amendment No. 1 to Registration Statement No. 333-32063 on Form S-8 pertaining to Big Lots, Inc. 1996 Performance Incentive Plan; and

6) Registration Statement No. 333-140181 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan.

DELOITTE & TOUCHE LLP

Dayton, Ohio
April 3, 2007

EXHIBIT 31.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Steven S. Fishman, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 3, 2007

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joe R. Cooper, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 3, 2007

By: /s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended February 3, 2007, of Big Lots, Inc. (the "Company"). I, Steven S. Fishman, Chairman of the Board, Chief Executive Officer and President of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 3, 2007

By: /s/ Steven S. Fishman

Steven S. Fishman

Chairman of the Board, Chief Executive Officer and President

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended February 3, 2007, of Big Lots, Inc. (the "Company"). I, Joe R. Cooper, Senior Vice President and Chief Financial Officer of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 3, 2007

By: /s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and
Chief Financial Officer

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Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Thursday, May 31, 2007, at the Big Lots, Inc. corporate office, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to vote online or complete and return the proxy card to ensure that your shares will be represented. In accordance with the accompanying proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.


BIG
LISTED
NYSE
BIG LOTS!
BIG
LISTED
NYSE
AUGUST
18
BIG
LISTED

CEO/CFO Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Company Information

Transfer Agent & Registrar

National City Bank
1900 East Ninth Street
Cleveland, Ohio 44114

Investment Inquiries

Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6622
Investor_Relations@biglots.com

Independent Auditors

Deloitte & Touche LLP
1700 Courthouse Plaza NE
Dayton, Ohio 45402-1788

NYSE Trading Symbol

BIG
LISTED
NYSE

Telephone

(614) 278-6800

Web Site

www.biglots.com

Email

talk2us@biglots.com

BIG LOTS!

BIG LOTS!™

Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228

END